Filed Pursuant to Rule 424(b)(3)
Registration No. 333-142854

Centene Corporation

Offer to Exchange
$175,000,000 7 1/4% Senior Notes due 2014
for $175,000,000 7 1/4% Senior Notes due 2014
that have been registered under the Securities Act of 1933

We are offering to exchange an aggregate principal amount of up to $175,000,000 of our new 7 1/4% Senior Notes due 2014, which we refer to as the exchange notes, for a like amount of our outstanding 7 1/4% Senior Notes dues 2014, which we refer to as the outstanding notes, in a transaction registered under the Securities Act of 1933, as amended. The term “notes” refers to, collectively, the outstanding notes and the exchange notes.

Terms of the exchange offer:

•	We will exchange all outstanding notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tenders of outstanding notes at any time prior to the expiration of the exchange offer.

•	We believe that the exchange of outstanding notes for exchange notes will not be a taxable event for U.S. federal income tax purposes.

•	The form and terms of the exchange notes are identical in all material respects to the form and terms of the outstanding notes, except that (i) the exchange notes are registered under the Securities Act, (ii) the transfer restrictions and registration rights applicable to the outstanding notes do not apply to the exchange notes, and (iii) the exchange notes will not contain provisions relating to liquidated damages relating to our registration obligations.

The exchange offer will expire at 5:00 p.m., New York City time, on June 28, 2007, unless we extend the offer. We will announce any extension by press release or other permitted means no later than 9:00 a.m. on the business day after the expiration of the exchange offer. You may withdraw any outstanding notes tendered until the expiration of the exchange offer.

The exchange notes will not be listed on the New York Stock Exchange or any other securities exchange.

For a discussion of factors you should consider in determining whether to tender your outstanding notes, see the information under “Risk Factors” beginning on page 14 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 31, 2007.

We have not authorized anyone to give any information or to make any representations concerning this exchange offer except that which is in this prospectus, or which is referred to under “Where You Can Find More Information.” If anyone gives or makes any other information or representation, you should not rely on it. This prospectus is not an offer to sell or a solicitation of an offer to buy securities in any circumstances in which the offer or solicitation is unlawful. You should not interpret the delivery of this prospectus, or any sale of securities, as an indication that there has been no change in our affairs since the date of this prospectus. You should also be aware that information in this prospectus may change after this date.

This prospectus incorporates by reference business and financial information about us that is not included in or delivered with this prospectus. This information is available without charge upon written or oral request directed to:

Centene Corporation
7711 Carondelet Avenue
St. Louis, Missouri 63105
(314)725-4477
Attention: J. Per Brodin

If you would like to request copies of these documents, please do so by June 22, 2007 in order to receive them before the expiration of the exchange offer.

MARKET AND INDUSTRY DATA

Throughout this prospectus, we rely on and refer to information and statistics regarding the healthcare industry. We obtained this information and these statistics from various third-party sources, discussions with state regulators and our own internal estimates. We believe that these sources and estimates are reliable, but we have not independently verified them and cannot guarantee their accuracy or completeness.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated in this prospectus contain forward-looking statements. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and include estimates and assumptions related to economic, competitive and legislative developments. Forward-looking statements address our beliefs and expectations of the outcome of future events that are forward looking in nature, including, without limitation, the statements under “Prospectus Summary” and “Risk Factors.” All statements other than statements of current or historical fact contained in this prospectus are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “plan,” “may,” “projects,” “will,” and similar expressions, as they relate to us, are intended to identify these forward-looking statements. These statements are based on our current plans and not actual future activities, and our results of operations may be materially different from those set forth in the forward-looking statements due to a number of factors. In particular, these factors include, among other things:

•	our ability to accurately predict and effectively manage health benefits and other operating expenses;

•	competition;

•	changes in healthcare practices;

•	changes in federal or state laws or regulations;

•	inflation;

•	provider contract changes;

•	new technologies;

•	reduction in provider payments by governmental payors;

•	major epidemics;

•	disasters and numerous other factors affecting the delivery and cost of healthcare;

•	the expiration, cancellation or suspension of our Medicaid managed care contracts by state governments;

•	availability of debt and equity financing, on terms that are favorable to us; and

•	general economic and market conditions.

You should read and interpret any forward- looking statement together with the risk factors contained in this prospectus under the caption “Risk Factors.”

All forward- looking statements included in this prospectus are based on information available to us on the date of this prospectus. Except as required by law, we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus.

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PROSPECTUS SUMMARY

The following summary contains basic information about us and this offering. It is likely that this summary does not contain all of the information that is important to you. You should read the entire prospectus, including the risk factors and the financial statements and related notes included elsewhere herein, before making an investment decision. Unless otherwise indicated, the terms “Company,” “us,” “we “and “our” refers solely to Centene Corporation and its subsidiaries.

Our Company

We are a multi-line healthcare enterprise operating primarily in two segments: Medicaid Managed Care and Specialty Services. Our Medicaid Managed Care segment provides Medicaid and Medicaid-related health plan coverage to individuals through government subsidized programs, including Medicaid, the State Children’s Health Insurance Program, or SCHIP, and Supplemental Security Income, or SSI. Medicaid currently accounts for 76% of our membership, while SCHIP and SSI account for 19% and 5%, respectively. Our Specialty Services segment provides specialty services, including behavioral health, disease management, long-term care programs, managed vision, nurse triage, pharmacy benefits management and treatment compliance, to state programs, healthcare organizations and other commercial organizations, as well as to our own subsidiaries on market-based terms. Our FirstGuard health plans exited the Kansas and Missouri markets effective January 1 and February 1, 2007, respectively. We were established in 1984, and our stock is publicly traded on the New York Stock Exchange under the ticker symbol “CNC.” As of March 6, 2007, we had a market capitalization of approximately $1.04 billion. For the year ended December 31, 2006, our revenues, cash flow from operations and net loss were $2.3 billion, $195.0 million and $43.6 million, respectively. The net loss figure includes $94.5 million in pre-tax charges for intangible asset impairment and costs to exit Kansas and Missouri. For the quarter ended March 31, 2007, our revenues, cash flow from operations and net income were $670.8 million, $36.0 million and $38.2 million, respectively.

We receive a fixed monthly fee per member from states in which we operate in return for managing the benefits of our health plan members. Our revenues increase to the extent we can increase our membership or receive higher monthly premiums per member. Premium levels are established by the states with input from us. The premiums are required by Federal law to be actuarially sound. Our medical costs are determined by the healthcare services our members use. The keys to our profitability are to increase our membership, contract at appropriate rates with providers, and effectively control costs through medical management programs, such as disease management, preventative care and appropriate emergency room use.

Our Medicaid Managed Care membership totaled approximately 1.1 million as of March 31, 2007, an increase of 26% from March 31, 2006. We currently have six health plan subsidiaries offering healthcare services in Georgia, Indiana, New Jersey, Ohio, Texas and Wisconsin. Additionally, effective in April 2007, we acquired a Medicaid Medical Home Network in South Carolina and we expect to participate in the state rollout of Medicaid Managed Care in South Carolina. Our membership growth has come from expansion in both our existing markets and new markets. The following table sets forth information about each of our current health plans as of December 31, 2006:

		First Year of	Counties Served		Membership at
		Operations	at December 31,	Market	December 31,
State	Local Health Plan Name	Under Centene	2006	Share(1)	2006

Georgia	Peach State Health Plan	2006	90	30.6%	308,800
Indiana	Managed Health Services	1995	92	33.4%	183,100
New Jersey	University Health Plans	2002	20	8.1%	58,900
Ohio	Buckeye Community Health Plan	2004	27	11.3%	109,200
Texas	Superior Health Plan	1999	217	21.0%	298,500
Wisconsin	Managed Health Services	1984	29	32.9%	164,800

(1)	Represents Medicaid and SCHIP membership as of December 31, 2006 as a percentage of total eligible Medicaid and SCHIP members in each state. SSI programs are excluded.

Our health plans facilitate access to healthcare services for members primarily through our contracts with providers. For each of our service areas, we establish a provider network consisting of primary and specialty care physicians, hospitals and ancillary providers. Our contracts with these physicians and providers are usually for one to two-year periods and renew automatically for successive one- year terms. As of December 31, 2006, our provider network included over 13,000 primary care physicians, such as family and general practitioners, pediatricians, internal medicine physicians and obstetrician/gynecologists, over 31,000 specialty care physicians, such as orthopedic surgeons, cardiologists and otolaryngologists, and over 600 hospitals. We also provide education and outreach programs to inform and assist members in accessing quality, appropriate healthcare services.

Our Specialty Services segment is a key component of our healthcare enterprise. These services diversify our products and revenue stream and help control our medical costs through improved disease management techniques. We provide member-focused services through locally-based staff by assisting in accessing care, coordinating referrals to related health and social services and addressing member concerns and questions. The following table sets forth information about each of our specialty services businesses:

Centene
Commenced
Operations	Description

2005	Respiratory-focused disease management

2006	Long-term care

2006	Cardiac-focused disease management

2003	Behavioral health plans
1998	Nurse phone line providing health education and triage advice

2006	Managed vision

2003	Prescription drug treatment compliance programs

2006	Pharmacy benefits management

Our Industry

We provide our services to organizations and individuals primarily through Medicaid, SCHIP and SSI programs. The Congressional Budget Office, or CBO, estimates the total Medicaid market was approximately $330 billion in 2005, and the federal Centers for Medicare and Medicaid Services, or CMS, estimate the market will grow to over $450 billion by 2010. According to the most recent information provided by the Kaiser Commission on Medicaid and the Uninsured, Medicaid spending increased by 2.8% in fiscal 2006 and states appropriated an increase of 5.0% for Medicaid in fiscal 2007 budgets.

Established in 1965, Medicaid is the largest publicly funded program in the United States and provides health insurance to low-income families and individuals with disabilities. Authorized by Title XIX of the Social Security Act, Medicaid is an entitlement program funded jointly by the federal and state governments and administered by the states. The majority of funding is provided at the federal level. Each state establishes its own eligibility standards, benefit packages, payment rates and program administration within federal standards. As a result, there are 56 Medicaid programs — one for each U.S. state, each U.S. territory and the District of Columbia. An increasing number of states have mandated that their Medicaid recipients enroll in managed care plans as a means of delivering quality healthcare and controlling costs. Currently, 37 of the 56 programs, including each of the six states in which we operate health plans, have mandated managed care for some or all of their Medicaid recipients. Eligibility is based on a combination of household income and assets, often determined by an income level relative to the federal poverty level. Historically, children have represented the largest eligibility group.

Established in 1972 and authorized by Title XVI of the Social Security Act, SSI covers low-income persons with chronic physical disabilities or behavioral health impairments. SSI beneficiaries represent a growing portion of all Medicaid recipients. In addition, SSI recipients typically utilize more services because of their critical health issues.

The Balanced Budget Act of 1997 created SCHIP to help states expand coverage primarily to children whose families earn too much to qualify for Medicaid, yet not enough to afford private health insurance. Some states include the parents of these children in their SCHIP programs. SCHIP is the single largest expansion of health insurance coverage for children since the enactment of Medicaid. Costs related to the largest eligibility group, children, are primarily composed of pediatrics and family care. These costs tend to be more predictable than other healthcare issues which predominantly affect the adult population.

A portion of Medicaid beneficiaries are dual eligibles, low- income seniors and people with disabilities who are enrolled in both Medicaid and Medicare. According to information provided by the Kaiser Commission on Medicaid and the Uninsured, dual eligibles account for 14% of Medicaid enrollees. These dual eligibles may receive assistance from Medicaid for Medicaid benefits, such as nursing home care, and/or assistance with Medicare premiums and cost sharing. Dual eligibles also use more services due to their tendency to have more chronic health issues.

Spending for Medicaid, SSI and SCHIP has increased steadily since 1988, with a compound annual growth rate, or CAGR, of 11% from 1988 through 2004, despite periods of recession.

Our Competitive Strengths

We believe a significant market opportunity exists for managed care organizations with operations and programs focused on the distinct socio-economic, cultural and healthcare needs of the Medicaid, SCHIP and SSI populations. We believe our approach and strategy enable us to be a growing participant in this market. Our multi-line managed care approach is based on the following key attributes:

Strong Historic Operating Performance.  We have increased revenues as we have grown in existing markets, expanded into new markets and broadened our product menu. We entered the Wisconsin market in 1984, the Indiana market in 1995, the Texas market in 1999, the New Jersey market in 2002, the Ohio market in 2004 and the Georgia market in 2006. We have also increased membership by acquiring Medicaid businesses, contracts and other related assets from competitors in existing markets, most recently in Ohio in 2005 and 2006. We have increased our membership from 409,600 in 2002 to 1,103,300 as of March 31, 2007. For the year ended December 31, 2006, we had revenue of $2.3 billion, representing a 49% CAGR since the year ended December 31, 2002. We generated cash flow from operations of $195.0 million and a net loss of $43.6 million for the year ended December 31, 2006. The figures above include Kansas and Missouri, which we exited in January and February 2007, respectively, and which accounted for 138,900 members at December 31, 2006 and $317.0 million in revenue for the year ended December 31, 2006. For the quarter ended March 31, 2007, our revenues, cash flow from operations and net income were $670.8 million, $36.0 million and $38.2 million, respectively.

Medicaid Expertise.  Over the last 20 years, we have strived to develop a specialized Medicaid expertise that has helped us establish and maintain relationships with members, providers and state governments. We have implemented programs developed to achieve savings for state governments and improve medical outcomes for members by reducing inappropriate emergency room use, inpatient days and high cost interventions, as well as by managing care of chronic illnesses. Our experience in working with state regulators helps us implement and deliver programs and services efficiently and affords us opportunities to provide input regarding Medicaid industry practices and policies in the states in which we operate. We work with state agencies on redefining benefits, eligibility requirements and provider fee schedules in order to maximize the number of uninsured individuals covered through Medicaid, SCHIP and SSI and expand the types of benefits offered. Our approach is to accomplish this while maintaining adequate levels of provider compensation and protecting our profitability.

Diversified Business Lines.  We continue to broaden our service offerings to address areas that we believe have been traditionally underserved by Medicaid managed care organizations. In addition to our Medicaid and Medicaid-related managed care services, our service offerings include behavioral health plans, disease management, long-term care programs, managed vision, nurse triage, pharmacy benefits management and treatment compliance. Through the utilization of a multi-business line approach, we are able to diversify our revenue and help control our medical costs.

Localized Approach with Centralized Support Infrastructure.  We take a localized approach to managing our subsidiaries, including provider and member services. This approach enables us to facilitate access by our members to high quality, culturally sensitive healthcare services. Our systems and procedures have been designed to address community-specific challenges through outreach, education, transportation and other member support activities. For example, our community outreach programs work with our members and their communities to promote health and self-improvement through employment and education on how best to access care. We complement this localized approach with a centralized infrastructure of support functions such as finance, information systems and claims processing, which allows us to minimize general and administrative expenses and integrate and realize synergies from acquisitions. We believe this combined approach allows us to efficiently integrate new business opportunities in both Medicaid and specialty services while maintaining local accountability and improved access.

Specialized and Scalable Systems and Technology.  Through our specialized information systems, we work to strengthen relationships with providers and states which help us grow our membership base. Our specialized information systems allow us to support our core processing functions under a set of integrated databases which are designed to be both replicable and scalable. Physicians can use claims, utilization and membership data to manage their practices more efficiently, and they also benefit from our timely payments. State agencies can use data from our information systems to demonstrate that their Medicaid populations receive quality healthcare in an efficient manner. These systems also help identify needs for new healthcare and specialty programs. We have the ability to leverage our platform for one state configuration into new states or for health plan acquisitions. Our ability to access data and translate it into meaningful information is essential to operating across a multi-state service area in a cost-effective manner.

Experienced Management Team.  We have a management team who possess significant industry experience. Michael Neidorff, our Chairman and CEO, has been with us since 1996 and has over 20 years of experience in all aspects of managed care. Per Brodin, our Senior Vice President and Chief Financial Officer, has extensive experience as a financial and accounting officer both at Centene and other organizations. The other members of our senior management team are well-seasoned professionals with a broad range of capabilities including industry experience and functional expertise. This team has successfully managed the growth of our health plans and specialty businesses, while maintaining operational discipline.

Our Business Strategy

Our objective is to become the leading multi-line healthcare enterprise focusing on Medicaid and Medicaid-related services. We intend to achieve this objective by implementing the following key components of our strategy:

Increase Penetration of Existing State Markets.  We seek to continue to increase our Medicaid membership in states in which we currently operate through alliances with key providers, outreach efforts, development and implementation of community-specific products and acquisitions. In 2006, we were awarded two regions in connection with Ohio’s statewide restructuring of its Medicaid managed care program, expanding the number of counties we serve from three to 27. We also were awarded a Medicaid Aged, Blind or Disabled, or ABD, contract in four regions in Ohio. In Texas, we expanded our operations to the Corpus Christi market in 2006 and began managing care for SSI recipients in February 2007. We may also increase membership by acquiring Medicaid businesses, contracts and other related assets from our competitors in our existing markets or by enlisting additional providers. For example, in 2005 and 2006, we acquired certain Medicaid-related assets in Ohio.

Diversify Business Lines.  We seek to broaden our business lines into areas that complement our existing business to enable us to grow and diversify our revenue. We are constantly evaluating new opportunities for expansion both domestically and abroad. For instance, in October 2006, we commenced operations under our managed care program contracts to provide long-term care services in Arizona, and in January 2006, we completed the acquisition of US Script, a pharmacy benefits manager. We are also considering other premium based or fee-for-service lines of business that would provide additional diversity. We employ a disciplined acquisition strategy that is based on defined criteria including internal rate of return, accretion to earnings per share, market leadership and compatibility with our information systems. We engage our executives in the relevant operating units or functional areas to ensure consistency between the diligence and integration processes.

Address Emerging State Needs.  We work to assist the states in which we operate in addressing the operating challenges they face. We seek to assist the states in balancing premium rates, benefit levels, member eligibility, policies and practices and provider compensation. For example, in 2005, we began performing under our contract with the State of Arizona to facilitate the delivery of mental health and substance abuse services to behavioral health recipients in Arizona. By helping states structure an appropriate level and range of Medicaid, SCHIP and specialty services, we seek to ensure that we are able to continue to provide those services on terms that achieve targeted gross margins, provide an acceptable return and grow our business.

Develop and Acquire Additional State Markets where Enrollment is Mandated.  We continue to leverage our experience to identify and develop new markets by seeking both to acquire existing businesses and to build our own operations. We expect to focus expansion on states where Medicaid recipients are mandated to enroll in managed care organizations because we believe member enrollment levels are more predictable in these states. For example, effective June 1, 2006 we began managing care for Medicaid and SCHIP members in Georgia.

Leverage Established Infrastructure to Enhance Operating Efficiencies.  We intend to continue to invest in infrastructure to further drive efficiencies in operations and to add functionality to improve the service provided to members and other organizations at a low cost. Our centralized functions enable us to add members and markets quickly and economically. For example, during 2005, we opened an additional claims processing facility to accommodate our planned growth initiatives for this centralized function.

Maintain Operational Discipline.  We monitor our cost trends, operating performance, regulatory relationships and the Medicaid political environment in our existing markets. We seek to operate in markets that allow us to meet our internal metrics including membership growth, plan size, market leadership and operating efficiency. We may divest contracts or health plans in markets where the state’s Medicaid environment, over a long-term basis, does not allow us to meet our targeted performance levels. We use multiple techniques to monitor and reduce our medical costs, including on-site hospital review by staff nurses and involvement of medical management and finance personnel in significant cases. Our health economics unit and health plan controllers evaluate the financial impact of proposed changes in provider relationships. We also conduct monthly reviews of member demographics for each health plan.

Additional Information

We are incorporated in Delaware and headquartered in St. Louis, Missouri. Our executive offices are located at 7711 Carondelet Avenue, St. Louis, Missouri 63105, and our telephone number is (314) 725-4477. Our website address is www.centene.com. Information contained on our website does not constitute a part of this prospectus.

THE EXCHANGE OFFER

On March 22, 2007, we issued $175,000,000 aggregate principal amount of 7 1/4% Senior Notes due 2014, the outstanding notes to which the exchange offer applies, to a group of initial purchasers in reliance on exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable securities laws. In connection with the sale of the outstanding notes to the initial purchasers, we entered into a registration rights agreement pursuant to which we agreed, among other things, to deliver this prospectus to you, to commence this exchange offer and to use our commercially reasonable efforts to complete the exchange offer within 180 days of the issuance of the outstanding notes. The summary below describes the principal terms and conditions of the exchange offer. Some of the terms and conditions described below are subject to important limitations and exceptions. See “The Exchange Offer” for a more detailed description of the terms and conditions of the exchange offer and “Description of the Exchange Notes” for a more detailed description of the terms of the exchange notes.

The Exchange Offer	We are offering to exchange up to $175,000,000 aggregate principal amount of our new 7 1/4% Senior Notes due 2014, which have been registered under the Securities Act, in exchange for your outstanding notes. The form and terms of these exchange notes are identical in all material respects to the outstanding notes. The exchange notes, however, will not contain transfer restrictions and registration rights applicable to the outstanding notes.

To exchange your outstanding notes, you must properly tender them, and we must accept them. We will accept and exchange all outstanding notes that you validly tender and do not validly withdraw. We will issue registered exchange notes promptly after the expiration of the exchange offer.

Resale of Exchange Notes	Based on interpretations by the staff of the SEC as detailed in a series of no-action letters issued to third parties, we believe that, as long as you are not a broker-dealer, the exchange notes offered in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:

• you are acquiring the exchange notes in the ordinary course of your business;

• you are not participating, do not intend to participate in and have no arrangement or understanding with any person to participate in a “distribution” of the exchange notes; and

• you are not an “affiliate” of ours within the meaning of Rule 405 of the Securities Act.

If any of these conditions is not satisfied and you transfer any exchange notes issued to you in the exchange offer without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. Moreover, our belief that transfers of exchange notes would be permitted without registration or prospectus delivery under the conditions described above is based on SEC interpretations given to other, unrelated issuers in similar exchange offers. We cannot assure you that the SEC would make a similar interpretation with respect to our exchange offer. We will not be responsible for or indemnify you against any liability you may incur under the Securities Act.

Any broker-dealer that acquires exchange notes for its own account in exchange for outstanding notes must represent that the outstanding notes to be exchanged for the exchange notes were acquired by it as a result of market-making activities or other trading activities and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any offer to resell, resale or other retransfer of the exchange notes. However, by so acknowledging and by delivering a prospectus, such participating broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. During the period ending 180 days after the consummation of the exchange offer, subject to extension in limited circumstances, a participating broker- dealer may use this prospectus for an offer to sell, a resale or other retransfer of exchange notes received in exchange for outstanding notes which it acquired through market- making activities or other trading activities.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on June 28, 2007, unless we extend the expiration date.

Accrued Interest on the Exchange Notes and the Outstanding Notes	The exchange notes will bear interest from the most recent date to which interest has been paid on the outstanding notes. If your outstanding notes are accepted for exchange, then you will receive interest on the exchange notes and not on the outstanding notes. Any outstanding notes not tendered will remain outstanding and continue to accrue interest according to their terms.

Conditions	The exchange offer is subject to customary conditions. We may assert or waive these conditions in our sole discretion. If we materially change the terms of the exchange offer, we will resolicit tenders of the outstanding notes. See “The Exchange Offer — Conditions to the Exchange Offer” for more information regarding conditions to the exchange offer.

Procedures for Tendering Outstanding Notes	Each holder of outstanding notes that wishes to tender their outstanding notes must either:

• complete, sign and date the accompanying letter of transmittal or a facsimile copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed, if required, and deliver the letter of transmittal, together with any other required documents (including the outstanding notes), to the exchange agent; or

• if outstanding notes are tendered pursuant to book-entry procedures, the tendering holder must deliver a completed and duly executed letter of transmittal or arrange with Depository Trust Company, or

DTC, to cause an agent’s message to be transmitted with the required information (including a book- entry confirmation) to the exchange agent; or

• comply with the procedures set forth below under “— Guaranteed Delivery Procedures.”

Holders of outstanding notes that tender outstanding notes in the exchange offer must represent that the following are true:

• the holder is acquiring the exchange notes in the ordinary course of its business;

• the holder is not participating in, does not intend to participate in, and has no arrangement or understanding with any person to participate in a “distribution” of the exchange notes; and

• the holder is not an “affiliate” of us within the meaning of Rule 405 of the Securities Act.

Do not send letters of transmittal, certificates representing outstanding notes or other documents to us or DTC. Send these documents only to the exchange agent at the appropriate address given in this prospectus and in the letter of transmittal. We could reject your tender of outstanding notes if you tender them in a manner that does not comply with the instructions provided in this prospectus and the accompanying letter of transmittal. See “Risk Factors — There are significant consequences if you fail to exchange your outstanding notes” for further information.

Special Procedures for Tenders by Beneficial Owners of Outstanding Notes	If:

• you beneficially own outstanding notes;

• those notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee; and

• you wish to tender your outstanding notes in the exchange offer,

please contact the registered holder as soon as possible and instruct it to tender on your behalf and comply with the instructions set forth in this prospectus and the letter of transmittal.

Guaranteed Delivery Procedures	If you hold outstanding notes in certificated form or if you own outstanding notes in the form of a book- entry interest in a global note deposited with the trustee, as custodian for DTC, and you wish to tender those outstanding notes but:

• your outstanding notes are not immediately available;

• time will not permit you to deliver the required documents to the exchange agent by the expiration date; or

• you cannot complete the procedure for book- entry transfer on time,

you may tender your outstanding notes pursuant to the procedures described in “The Exchange Offer — Procedures for Tendering Outstanding notes — Guaranteed Delivery.”

Withdrawal Rights	You may withdraw your tender of outstanding notes under the exchange offer at any time before the exchange offer expires. Any withdrawal must be in accordance with the procedures described in ‘‘The Exchange Offer — Withdrawal Rights.”

Effect on Holders of Outstanding Notes	As a result of making this exchange offer, and upon acceptance for exchange of all validly tendered outstanding notes, we will have fulfilled our obligations under the registration rights agreement. Accordingly, there will be no liquidated or other damages payable under the registration rights agreement if outstanding notes were eligible for exchange, but not exchanged, in the exchange offer.

If you do not tender your outstanding notes or we reject your tender, your outstanding notes will remain outstanding and will be entitled to the benefits of the indenture governing the notes. Under such circumstances, you would not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances. Existing transfer restrictions would continue to apply to the outstanding notes.

Any trading market for the outstanding notes could be adversely affected if some but not all of the outstanding notes are tendered and accepted in the exchange offer.

Material U.S. Federal Income and Estate Tax Consequences	Your exchange of outstanding notes for exchange notes should not be treated as a taxable event for U.S. federal income tax purposes. See “Material U.S. Federal Income and Estate Tax Consequences.”

Use of Proceeds	We will not receive any proceeds from the exchange offer or the issuance of the exchange notes. $150.0 million of the net proceeds from the issuance of the outstanding notes were used to refinance our outstanding indebtedness under our revolving credit agreement and the remaining proceeds are available for general corporate purposes.

SUMMARY OF TERMS OF EXCHANGE NOTES

The form and terms of the exchange notes will be identical in all material respects to the form and terms of the outstanding notes, except that the exchange notes:

•	will have been registered under the Securities Act;

•	will not bear restrictive legends restricting their transfer under the Securities Act;

•	will not be entitled to the registration rights that apply to the outstanding notes; and

•	will not contain provisions relating to an increase in the interest rate borne by the outstanding notes under circumstances related to the timing of the exchange offer.

The exchange notes represent the same debt as the outstanding notes and are governed by the same indenture, which is governed by New York law. A brief description of the material terms of the exchange notes follows:

Issuer	Centene Corporation

Notes Offered	$175,000,000 aggregate principal amount of 7 1/4% Senior Notes due 2014.

Maturity Date	April 1, 2014.

Interest Payment Dates	April 1 and October 1, beginning October 1, 2007.

Ranking	The notes will be unsecured and rank equally with our senior debt and senior to our subordinated indebtedness. The notes will effectively rank junior to our subsidiaries’ liabilities. The notes will also be subordinated to our secured indebtedness to the extent of the assets securing such indebtedness. As of December 31, 2006, after giving pro forma effect to this offering and our use of the net proceeds,

• we would have had outstanding $175.0 million of senior indebtedness; and

• our subsidiaries would have had outstanding $415.5 million of indebtedness and other liabilities, including trade payables and medical liabilities (excluding intercompany liabilities).

Option Redemption	Prior to April 1, 2011, we may from time to time redeem all or a portion of the notes by paying a special “make-whole” premium specified in this prospectus under “Description of the Exchange Notes — Optional Redemption.” We may redeem some or all of the notes, at any time on or after April 1, 2011 at the redemption prices described in this prospectus. See “Description of the Exchange Notes — Optional Redemption.”

Equity Offering Optional Redemption	Before April 1, 2010, we may redeem up to 35% of the original aggregate principal amount of the notes with the net proceeds from certain equity offerings, at 107.250% of the principal amount of the notes, plus accrued and unpaid interest and additional interest, if any, to the redemption date, if at least 65% of the aggregate principal amount of the notes originally issued remains outstanding after such redemption.

Change of Control	When certain specified change of control events occur, each holder of notes may require us to repurchase all or a portion of its notes at a purchase price of 101% of the principal amount of such notes, plus accrued and unpaid interest and additional interest, if any, to the date of purchase. See “Description of the Exchange Notes — Repurchase at the Option of Holders — Change of Control.”

Mandatory Offer to Repurchase Following Certain Asset Sales	If we sell certain assets and do not reinvest the net proceeds or repay senior debt in compliance with the indenture, we must offer to repurchase the notes at 100% of their principal amount, plus accrued and unpaid interest, with such proceeds. See “Description of the Exchange Notes — Repurchase at the Option of Holders — Asset Sales.”

Certain Covenants	The indenture governing the notes will contain covenants that, among other things, will limit our ability and the ability of our restricted subsidiaries to:

• incur additional indebtedness and issue preferred stock,

• pay dividends or make other distributions,

• make other restricted payments and investments,

• sell assets, including capital stock of restricted subsidiaries,

• create certain liens,

• enter into sale and leaseback transactions,

• incur restrictions on the ability of restricted subsidiaries to pay dividends or make other payments,

• in the case of our subsidiaries, guarantee indebtedness,

• engage in transactions with affiliates,

• create unrestricted subsidiaries, and

• merge or consolidate with other entities.

These covenants are subject to important exceptions and qualifications, that are described under the heading “Description of the Exchange Notes — Certain Covenants” in this prospectus.

In addition, following the first day the notes have an investment grade rating from both Standard & Poor’s Ratings Group, Inc. and Moody’ s Investors Service, Inc., subject to certain conditions, we and our restricted subsidiaries will not be subject to certain of these covenants. See “Description of Exchange Notes — Certain Covenants — Covenant Termination.”

Absence of an Established Public Market for the Exchange Notes	The outstanding notes are presently eligible for trading through the PORTAL® Market of the Nasdaq Stock Market, Inc., but the exchange notes will be new securities for which there is currently no market. We do not intend to apply for a listing of the exchange notes on any securities exchange. Accordingly, we cannot assure you that a liquid market for the exchange notes will develop or be maintained.

Risk Factors	See “Risk Factors” and the other information in this prospectus for a discussion of factors you should carefully consider before deciding to participate in the exchange offer.

SUMMARY FINANCIAL DATA

The following summary consolidated financial data should be read in connection with our Annual Report on Form 10-K for the year ended December 31, 2006 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, including the related notes to financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained therein, which are incorporated by reference elsewhere in this prospectus.

The data for the years ended December 31, 2004, 2005 and 2006 and as of December 31, 2004, 2005 and 2006 are derived from our audited consolidated financial statements, which are incorporated by reference elsewhere in this prospectus. The selected consolidated financial data as of and for the three months ended March 31, 2006 and March 31, 2007 are derived from our unaudited financial statements, which are incorporated by reference elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(Unaudited)
	(Dollars in thousands, except member data)

Statement of Operations Data:
Revenues:
Premium(1)	$991,673	$1,491,899	$2,199,439	$435,562	$649,243
Service	9,267	13,965	79,581	19,516	21,592

Total revenues	1,000,940	1,505,864	2,279,020	455,078	670,835

Expenses:
Medical costs	800,476	1,226,909	1,819,811	361,672	535,406
Cost of services	8,065	5,851	60,735	15,588	15,630
General and administrative expenses(1)	127,863	193,913	346,284	65,222	106,866
Gain on sale of FirstGuard Missouri	—	—	—	—	(4,218)
Impairment loss	—	—	81,098	—	—

Total operating expenses	936,404	1,426,673	2,307,928	442,482	653,684

Earnings (loss) from operations	64,536	79,191	(28,908)	12,596	17,151
Other income (expense):
Investment and other income	6,431	10,655	17,892	3,540	4,501
Interest expense	(680)	(3,990)	(10,636)	(1,998)	(3,132)

Earnings (loss) before income taxes	70,287	85,856	(21,652)	14,138	18,520
Income tax (benefit) expense	25,975	30,224	21,977	5,372	(19,691)

Net earnings (loss)	$44,312	$55,632	$(43,629)	$8,766	$38,211

Balance Sheet Data:
Cash and cash equivalents(2)	$84,105	$147,358	$271,047	$118,512	$311,905
Investments and restricted deposits(2)	233,257	202,916	237,603	221,249	250,883
Total assets	527,934	668,030	894,980	737,807	971,377
Medical claim liabilities	165,980	170,514	280,441	172,792	275,965
Long-term debt	46,973	92,448	174,646	130,940	200,404
Stockholders’ equity	271,312	352,048	326,423	364,249	369,464
Other Operating Data:
Membership:
Medicaid	484,700	573,100	887,300	574,300	839,600
SCHIP	142,200	134,600	216,200	132,000	211,200
SSI	10,400	14,900	19,800	15,800	52,500

Subtotal	637,300	722,600	1,123,300	722,100	1,103,300
Kansas and Missouri Medicaid/SCHIP members	135,400	149,300	138,900	152,700	—

Total	772,700	871,900	1,262,200	874,800	1,103,300

Revenue per Member(3)	$142.97	$146.14	$165.83	$157.17	$185.90
Health Benefits Ratio(4):
Medicaid and SCHIP	80.4%	81.8%	82.6%	82.8%	82.3%
SSI	93.8%	97.5%	87.6%	87.6%	86.3%
Specialty Services	—	85.0%	82.5%	84.1%	79.3%
G&A Expense Ratio:
Medicaid Managed Care	10.7%	10.5%	12.6%	11.9%	13.0%
Specialty Services	52.3%	35.4%	16.9%	22.3%	15.8%
Days in Claims Payable(5)	66.5	45.4	46.4	43.0	46.4

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(Unaudited)
	(Dollars in thousands)

Other Financial Data:
Net cash provided by operating activities	$99,405	$74,048	$195,032	$9,343	$35,980
Total debt to total capitalization					35.3%

(1)	Premium revenues and general and administrative expenses reflect the enactments of premium taxes in certain states. Premium taxes were $5,503, $9,802 and $42,453 for the years ended December 31, 2004, 2005 and 2006, respectively. Premium taxes were $4,305 and $18,216, respectively for the quarters ended March 31, 2006 and 2007. Premium revenues for the FirstGuard health plans, which we acquired on December 1, 2004 and exited in 2007, were $20,247, $273,662 and $317,027 for the years ended December 31, 2004, 2005 and 2006, respectively. Premium revenues for the FirstGuard health plans were $76,288 and $6,601, respectively for the quarters ended March 31, 2006 and 2007.

(2)	Unregulated cash, cash equivalents and investments for the years ended December 31, 2004, 2005 and 2006 were $45,988, $27,680 and $28,852, respectively. Unregulated cash, cash equivalents and investments for the quarters ended March 31, 2006 and 2007 were $25,813 and $71,843, respectively.

(3)	Revenue per member information is presented for the Medicaid Managed Care Segment.

(4)	The health benefits ratio represents medical costs as a percentage of premium revenues. Our medical costs include payments to physicians, hospitals and other providers for healthcare and specialty services claims. Medical costs also include estimates of medical expenses incurred but not yet reported, or IBNR, and estimates of the cost to process unpaid claims.

(5)	Days in claims payable is a calculation of medical claims liabilities at the end of the period divided by average expense per calendar day for the applicable quarter of each period. Days in claims payable decreased in 2005 due to the settlement of a lawsuit with Aurora Health Care, Inc., information systems improvements to reduce our claims processing cycle time and the effect of our behavioral health contract in Arizona. Acquisitions in the last quarter of 2004 contributed to an increase in our 2004 days in claims payable.

RISK FACTORS

You should carefully consider the risk factors set forth below, as well as the other information contained in this prospectus, before participating in this exchange offer. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations.

Risks Relating to the Exchange Offer

There are significant consequences if you fail to exchange your outstanding notes.

We did not register the outstanding notes under the Securities Act or any state securities laws, nor do we intend to do so after the exchange offer. As a result, the outstanding notes may only be transferred in limited circumstances under the securities laws. If you do not exchange your outstanding notes in the exchange offer, you will lose your right to have the outstanding notes registered under the Securities Act, subject to certain limitations. If you continue to hold outstanding notes after the exchange offer, you may be unable to sell the outstanding notes. Outstanding notes that are not tendered or are tendered but not accepted will, following the exchange offer, continue to be subject to existing restrictions.

You cannot be sure that an active trading market for the exchange notes will develop.

While the outstanding notes are presently eligible for trading in the PORTAL® Market, there is no existing market for the exchange notes. We do not intend to apply for a listing of the exchange notes on any securities exchange. We do not know if an active public market for the exchange notes will develop or, if developed, will continue. If an active public market does not develop or is not maintained, the market price and liquidity of the exchange notes may be adversely affected. We cannot make any assurances regarding the liquidity of the market for the exchange notes, the ability of holders to sell their exchange notes or the price at which holders may sell their exchange notes. In addition, the liquidity and the market price of the exchange notes may be adversely affected by changes in the overall market for securities similar to the exchange notes, by changes in our financial performance or prospects and by changes in conditions in our industry.

You must follow the appropriate procedures to tender your outstanding notes or they will not be exchanged.

The exchange notes will be issued in exchange for the outstanding notes only after timely receipt by the exchange agent of the outstanding notes or a book-entry confirmation related thereto, a properly completed and executed letter of transmittal or an agent’s message and all other required documentation. If you want to tender your outstanding notes in exchange for exchange notes, you should allow sufficient time to ensure timely delivery. Neither we nor the exchange agent are under any duty to give you notification of defects or irregularities with respect to tenders of outstanding notes for exchange. Outstanding notes that are not tendered or are tendered but not accepted will, following the exchange offer, continue to be subject to the existing transfer restrictions. In addition, if you tender the outstanding notes in the exchange offer to participate in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. For additional information, please refer to the sections entitled “The Exchange Offer” and “Plan of Distribution” later in this prospectus.

Risks Related to Being a Regulated Entity

Reduction in Medicaid, SCHIP and SSI funding could substantially reduce our profitability.

Most of our revenues come from Medicaid, SCHIP and SSI premiums. The base premium rate paid by each state differs, depending on a combination of factors such as defined upper payment limits, a member’s health status, age, gender, county or region, benefit mix and member eligibility categories. Future levels of Medicaid, SCHIP and SSI funding and premium rates may be affected by continuing government efforts to contain healthcare costs and may further be affected by state and federal budgetary constraints. Additionally, state and federal entities may make changes to the design of their Medicaid programs resulting in the cancellation or modification of these programs.

For example, in August 2006, the Centers for Medicare & Medicaid Services, or CMS, published an interim final rule regarding the estimation and recovery of improper payments made under Medicaid and SCHIP. This rule requires a CMS contractor to sample selected states each year to estimate improper payments in Medicaid and SCHIP and create national and state specific error rates. States must provide information to measure improper payments in Medicaid managed care, as well as in fee-for- service Medicaid. Each state will be selected for review once every three years for each program. States are required to repay CMS the federal share of any overpayments identified.

On February 8, 2006, President Bush signed the Deficit Reduction Act of 2005 to reduce the size of the federal deficit. The Act reduces federal spending by nearly $40 billion over 5 years, including a $5 billion reduction in Medicaid. The Act reduces spending by cutting Medicaid payments for prescription drugs and gives states new power to reduce or reconfigure benefits. This law may also lead to lower Medicaid reimbursements in some states. The Bush administration’s budget proposal for fiscal year 2008 proposes cutting Medicaid funding by $1.9 billion in legislative changes and by $1.5 billion in administrative changes, which would lead to $25.7 billion in funding reductions over five years when compared to the fiscal year 2007 levels. Additionally, the Bush administration’s 2008 budget for SCHIP provides for yearly allotments at the fiscal year 2007 levels, plus an additional $5 billion over the five- year period, which some believe will result in a funding shortfall. States also periodically consider reducing or reallocating the amount of money they spend for Medicaid, SCHIP and SSI. In recent years, the majority of states have implemented measures to restrict Medicaid, SCHIP and SSI costs and eligibility.

Changes to Medicaid, SCHIP and SSI programs could reduce the number of persons enrolled in or eligible for these programs, reduce the amount of reimbursement or payment levels, or increase our administrative or healthcare costs under those programs. We believe that reductions in Medicaid, SCHIP and SSI payments could substantially reduce our profitability. Further, our contracts with the states are subject to cancellation by the state after a short notice period in the event of unavailability of state funds.

If SCHIP is not reauthorized, our business could suffer.

The authorization for SCHIP expires at the end of federal fiscal year 2007. We cannot guarantee that federal funding of SCHIP will be reauthorized and if it is, what changes might be made to the program following reauthorization. If SCHIP is not reauthorized by September 30, 2007, we anticipate that Congress will pass legislation that will freeze federal funding at the current 2007 levels. Congress began the reauthorization process in early February, 2007. At this time, it is not clear whether the relevant congressional committees of jurisdiction over this program will be able to reach agreement on an SCHIP reauthorization package that could cost $50 billion in additional federal spending.

Several states face a shortfall in federal SCHIP funding, which could have an impact on our business.

States receive matching funds from the federal government to pay for their SCHIP programs, which matching funds have a per state annual cap. It is predicted that two states in which we have SCHIP contracts, Georgia and New Jersey, will spend all of their federal allocation for fiscal year 2007 prior to the end of the year. In December 2006, Congress passed legislation that will redistribute funds that were not spent in prior years to the states that are facing these shortfalls. The Congressional Research Service estimates that this legislation will delay the shortfall to the first part of May 2007. We cannot predict whether the U.S. Congress will appropriate additional funds or take other legislative action to cover the shortfalls. Further, we cannot predict if states will provide additional funding to cover the federal shortfall. Certain of our contracts are subject to renewal this year and we cannot guarantee that they will be renewed and if renewed, whether the terms will be modified. If any of the contracts are not renewed or if any state delays paying us or fails to pay the full amount owed due to the shortfall, our business could suffer.

If our Medicaid and SCHIP contracts are terminated or are not renewed, our business will suffer.

We provide managed care programs and selected services to individuals receiving benefits under federal assistance programs, including Medicaid, SCHIP and SSI. We provide those healthcare services under contracts with regulatory entities in the areas in which we operate. Our contracts with various states are generally intended to run for one or two years and may be extended for one or two additional years if the state or its agent elects to do so. Our current contracts are set to expire between June 30, 2007 and September 30, 2011. When our contracts expire, they may be opened for bidding by competing healthcare providers. There is no guarantee that our contracts will be renewed or extended. For example, on August 25, 2006, we received notification from the Kansas Health Policy Authority that FirstGuard Health Plan Kansas, Inc.’s contract with the state would not be renewed or extended, and as a result, our contract ended on December 31, 2006. Further, our contracts with the states are subject to cancellation by the state after a short notice period in the event of unavailability of state funds. Our contracts could also be terminated if we fail to perform in accordance with the standards set by state regulatory agencies. For example, the Indiana contract under which we operate can be terminated by the State without cause. If any of our contracts are terminated, not renewed, or renewed on less favorable terms, our business will suffer, and our operating results may be materially affected.

Changes in government regulations designed to protect the financial interests of providers and members rather than our investors could force us to change how we operate and could harm our business.

Our business is extensively regulated by the states in which we operate and by the federal government. The applicable laws and regulations are subject to frequent change and generally are intended to benefit and protect the financial interests of health plan providers and members rather than investors. The enactment of new laws and rules or changes to existing laws and rules or the interpretation of such laws and rules could, among other things:

•	force us to restructure our relationships with providers within our network;

•	require us to implement additional or different programs and systems;

•	mandate minimum medical expense levels as a percentage of premium revenues;

•	restrict revenue and enrollment growth;

•	require us to develop plans to guard against the financial insolvency of our providers;

•	increase our healthcare and administrative costs;

•	impose additional capital and reserve requirements; and

•	increase or change our liability to members in the event of malpractice by our providers.

For example, Congress has previously considered various forms of patient protection legislation commonly known as the Patients’ Bill of Rights and such legislation may be proposed again. We cannot predict the impact of any such legislation, if adopted, on our business.

Regulations may decrease the profitability of our health plans.

Certain states have enacted regulations which require us to maintain a minimum health benefits ratio, or establish limits on our profitability. Other states require us to meet certain performance and quality metrics in order to receive our full contractual revenue. In certain circumstances, our plans may be required to pay a rebate to the state in the event profits exceed established levels. These regulatory requirements, changes in these requirements or the adoption of similar requirements by our other regulators may limit our ability to increase our overall profits as a percentage of revenues. Certain states, including but not limited to Georgia, Indiana, New Jersey and Texas have implemented prompt-payment laws and are enforcing penalty provisions for failure to pay claims in a timely manner. Failure to meet these requirements can result in financial fines and penalties. In addition, states may attempt to reduce their contract premium rates if regulators perceive our health benefits ratio as too low. Any of these regulatory actions could harm our operating results. Certain states also impose marketing restrictions on us which may constrain our membership growth and our ability to increase our revenues.

We face periodic reviews, audits and investigations under our contracts with state government agencies, and these audits could have adverse findings, which may negatively impact our business.

We contract with various state governmental agencies to provide managed healthcare services. Pursuant to these contracts, we are subject to various reviews, audits and investigations to verify our compliance with the contracts and applicable laws and regulations. Any adverse review, audit or investigation could result in:

•	refunding of amounts we have been paid pursuant to our contracts;

•	imposition of fines, penalties and other sanctions on us;

•	loss of our right to participate in various markets;

•	increased difficulty in selling our products and services; and

•	loss of one or more of our licenses.

Failure to comply with government regulations could subject us to civil and criminal penalties.

Federal and state governments have enacted fraud and abuse laws and other laws to protect patients’ privacy and access to healthcare. In some states, we may be subject to regulation by more than one governmental authority, which may impose overlapping or inconsistent regulations. Violation of these and other laws or regulations governing our operations or the operations of our providers could result in the imposition of civil or criminal penalties, the cancellation of our contracts to provide services, the suspension or revocation of our licenses or our exclusion from participating in the Medicaid, SCHIP and SSI programs. If we were to become subject to these penalties or exclusions as the result of our actions or omissions or our inability to monitor the compliance of our providers, it would negatively affect our ability to operate our business.

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, broadened the scope of fraud and abuse laws applicable to healthcare companies. HIPAA created civil penalties for, among other things, billing for medically unnecessary goods or services. HIPAA established new enforcement mechanisms to combat fraud and abuse, including civil and, in some instances, criminal penalties for failure to comply with specific standards relating to the privacy, security and electronic transmission of most individually identifiable health information. It is possible that Congress may enact additional legislation in the future to increase penalties and to create a private right of action under HIPAA, which could entitle patients to seek monetary damages for violations of the privacy rules.

We may incur significant costs as a result of compliance with government regulations, and our management will be required to devote time to compliance.

Many aspects of our business are affected by government laws and regulations. The issuance of new regulations, or judicial or regulatory guidance regarding existing regulations, could require changes to many of the procedures we currently use to conduct our business, which may lead to additional costs that we have not yet identified. We do not know whether, or the extent to which, we will be able to recover from the states our costs of complying with these new regulations. The costs of any such future compliance efforts could have a material adverse effect on our business. We have already expended significant time, effort and financial resources to comply with the privacy and security requirements of HIPAA. We cannot predict whether states will enact stricter laws governing the privacy and security of electronic health information. If any new requirements are enacted at the state or federal level, compliance would likely require additional expenditures and management time.

In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, or the NYSE, have imposed various requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will continue to devote time to these new compliance initiatives.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting. In particular, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over our financial reporting as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 requires that we incur substantial accounting expense and expend significant management efforts. Moreover, if we are not able to comply with the requirements of Section 404, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the NYSE, SEC or other regulatory authorities, which would require additional financial and management resources.

Changes in healthcare law and benefits may reduce our profitability.

Numerous proposals relating to changes in healthcare law have been introduced, some of which have been passed by Congress and the states in which we operate or may operate in the future. Changes in applicable laws and regulations are continually being considered, and interpretations of existing laws and rules may also change from time to time. We are unable to predict what regulatory changes may occur or what effect any particular change may have on our business. For example, these changes could reduce the number of persons enrolled or eligible to enroll in Medicaid, reduce the reimbursement or payment levels for medical services or reduce benefits included in Medicaid coverage. We are also unable to predict whether new laws or proposals will favor or hinder the growth of managed healthcare in general. Legislation or regulations that require us to change our current manner of operation, benefits provided or our contract arrangements may seriously harm our operations and financial results.

If a state fails to renew a required federal waiver for mandated Medicaid enrollment into managed care or such application is denied, our membership in that state will likely decrease.

States may administer Medicaid managed care programs pursuant to demonstration programs or required waivers of federal Medicaid standards. Waivers and demonstration programs are generally approved for two year periods and can be renewed on an ongoing basis if the state applies. We have no control over this renewal process. If a state does not renew such a waiver or demonstration program or the Federal government denies a state’s application for renewal, membership in our health plan in the state could decrease and our business could suffer.

Changes in federal funding mechanisms may reduce our profitability.

The Bush administration previously proposed a major long-term change in the way Medicaid and SCHIP are funded. The proposal, if adopted, would allow states to elect to receive, instead of federal matching funds, combined Medicaid-SCHIP “allotments” for acute and long-term healthcare for low-income, uninsured persons. Participating states would be given flexibility in designing their own health insurance programs, subject to federally-mandated minimum coverage requirements. It is uncertain whether this proposal will be enacted. Accordingly, it is unknown whether or how many states might elect to participate or how their participation may affect the net amount of funding available for Medicaid and SCHIP programs. If such a proposal is adopted and decreases the number of persons enrolled in Medicaid or SCHIP in the states in which we operate or reduces the volume of healthcare services provided, our growth, operations and financial performance could be adversely affected.

In April 2004, the Bush administration adopted a policy that seeks to reduce states’ use of intergovernmental transfers for the states’ share of Medicaid program funding. By restricting the use of intergovernmental transfers, this policy, if continued, may restrict some states’ funding for Medicaid, which could adversely affect our growth, operations and financial performance.

Recent legislative changes in the Medicare program may also affect our business. For example, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 revised cost-sharing requirements for some beneficiaries and requires states to reimburse the federal Medicare program for costs of prescription drug coverage provided to beneficiaries who are enrolled simultaneously in both the Medicaid and Medicare programs. The Bush administration has also proposed to further reduce total federal funding for the Medicaid program by $25.7 billion over the next five years. These changes may reduce the availability of funding for some states’ Medicaid programs, which could adversely affect our growth, operations and financial performance. In addition, the new Medicare prescription drug benefit is interrupting the distribution of prescription drugs to many beneficiaries simultaneously enrolled in both Medicaid and Medicare, prompting several states to pay for prescription drugs on an unbudgeted, emergency basis without any assurance of receiving reimbursement from the federal Medicaid program. These expenses may cause some states to divert funds originally intended for other Medicaid services which could adversely affect our growth, operations and financial performance.

If state regulatory agencies require a statutory capital level higher than the state regulations, we may be required to make additional capital contributions.

Our operations are conducted through our wholly owned subsidiaries, which include health maintenance organizations, or HMOs, and managed care organizations, or MCOs. HMOs and MCOs are subject to state regulations that, among other things, require the maintenance of minimum levels of statutory capital, as defined by each state. Additionally, state regulatory agencies may require, at their discretion, individual HMOs to maintain statutory capital levels higher than the state regulations. If this were to occur to one of our subsidiaries, we may be required to make additional capital contributions to the affected subsidiary. Any additional capital contribution made to one of the affected subsidiaries could have a material adverse effect on our liquidity and our ability to grow.

If we are unable to participate in SCHIP programs, our growth rate may be limited.

SCHIP is a federal initiative designed to provide coverage for low-income children not otherwise covered by Medicaid or other insurance programs. The programs vary significantly from state to state. Participation in SCHIP programs is an important part of our growth strategy. If states do not allow us to participate or if we fail to win bids to participate, our growth strategy may be materially and adversely affected.

If state regulators do not approve payments of dividends and distributions by our subsidiaries to us, we may not have sufficient funds to implement our business strategy.

We principally operate through our health plan subsidiaries. If funds normally available to us become limited in the future, we may need to rely on dividends and distributions from our subsidiaries to fund our operations. These subsidiaries are subject to regulations that limit the amount of dividends and distributions that can be paid to us without prior approval of, or notification to, state regulators. If these regulators were to deny our subsidiaries’ request to pay dividends to us, the funds available to us would be limited, which could harm our ability to implement our business strategy.

Risks Related to Our Business

Ineffectiveness of state-operated systems and subcontractors could adversely affect our business.

Our health plans rely on other state-operated systems or sub-contractors to qualify, solicit, educate and assign eligible clients into the health plans. The effectiveness of these state operations and sub-contractors can have a material effect on a health plan’s enrollment in a particular month or over an extended period. When a state implements new programs to determine eligibility, new processes to assign or enroll eligible clients into health plans, or chooses new contractors, there is an increased potential for an unanticipated impact on the overall number of members assigned into the health plans.

Failure to accurately predict our medical expenses could negatively affect our reported results.

Our medical expenses include estimates of medical expenses incurred but not yet reported, or IBNR. We estimate our IBNR medical expenses monthly based on a number of factors. Adjustments, if necessary, are made to medical expenses in the period during which the actual claim costs are ultimately determined or when criteria used to estimate IBNR change. We cannot be sure that our IBNR estimates are adequate or that adjustments to those estimates will not harm our results of operations. For example, in the three months ended June 30, 2006 we adjusted our IBNR by $9.7 million for adverse medical cost development from the first quarter of 2006. In addition, when we commence operations in a new state or region, we have limited information with which to estimate our medical claims liabilities. For example, we commenced operations in the Atlanta and Central regions of Georgia on June 1, 2006 and the Southwest region of Georgia on September 1, 2006 and have based our estimates on state provided historical actuarial data and limited 2006 actual incurred and received data. From time to time in the past, our actual results have varied from our estimates, particularly in times of significant changes in the number of our members.

Our failure to estimate IBNR accurately may also affect our ability to take timely corrective actions, further harming our results.

Receipt of inadequate or significantly delayed premiums would negatively affect our revenues and profitability.

Our premium revenues consist of fixed monthly payments per member and supplemental payments for other services such as maternity deliveries. These premiums are fixed by contract, and we are obligated during the contract periods to provide healthcare services as established by the state governments. We use a large portion of our revenues to pay the costs of healthcare services delivered to our members. If premiums do not increase when expenses related to medical services rise, our earnings will be affected negatively. In addition, our actual medical service costs may exceed our estimates, which would cause our health benefits ratio, or our expenses related to medical services as a percentage of premium revenue, to increase and our profits to decline. In addition, it is possible for a state to increase the rates payable to the hospitals without granting a corresponding increase in premiums to us. If this were to occur in one or more of the states in which we operate, our profitability would be harmed. In addition, if there is a significant delay in our receipt of premiums to offset previously incurred health benefits costs, our earnings could be negatively impacted.

Failure to effectively manage our medical costs or related administrative costs would reduce our profitability.

Our profitability depends, to a significant degree, on our ability to predict and effectively manage expenses related to health benefits. We have less control over the costs related to medical services than we do over our general and administrative expenses. Because of the narrow margins of our health plan business, relatively small changes in our health benefits ratio can create significant changes in our financial results. Changes in healthcare regulations and practices, the level of use of healthcare services, hospital costs, pharmaceutical costs, major epidemics, new medical technologies and other external factors, including general economic conditions such as inflation levels, are beyond our control and could reduce our ability to predict and effectively control the costs of providing health benefits. We may not be able to manage costs effectively in the future. If our costs related to health benefits increase, our profits could be reduced or we may not remain profitable.

Difficulties in executing our acquisition strategy could adversely affect our business.

Historically, the acquisition of Medicaid and specialty services businesses, contract rights and related assets of other health plans both in our existing service areas and in new markets has accounted for a significant amount of our growth. Many of the other potential purchasers have greater financial resources than we have. In addition, many of the sellers are interested either in (a) selling, along with their Medicaid assets, other assets in which we do not have an interest or (b) selling their companies, including their liabilities, as opposed to the assets of their ongoing businesses.

We generally are required to obtain regulatory approval from one or more state agencies when making acquisitions. In the case of an acquisition of a business located in a state in which we do not currently operate, we would be required to obtain the necessary licenses to operate in that state. In addition, even if we already operate in a state in which we acquire a new business, we would be required to obtain additional regulatory approval if the acquisition would result in our operating in an area of the state in which we did not operate previously, and we could be required to renegotiate provider contracts of the acquired business. We cannot assure you that we would be able to comply with these regulatory requirements for an acquisition in a timely manner, or at all. In deciding whether to approve a proposed acquisition, state regulators may consider a number of factors outside our control, including giving preference to competing offers made by locally owned entities or by not-for-profit entities.

We also may be unable to obtain sufficient additional capital resources for future acquisitions. If we are unable to effectively execute our acquisition strategy, our future growth will suffer and our results of operations could be harmed.

Execution of our growth strategy may increase costs or liabilities, or create disruptions in our business.

We pursue acquisitions of other companies or businesses from time to time. Although we review the records of companies or businesses we plan to acquire, even an in-depth review of records may not reveal existing or potential problems or permit us to become familiar enough with a business to assess fully its capabilities and deficiencies. As a result, we may assume unanticipated liabilities or adverse operating conditions, or an acquisition may not perform as well as expected. We face the risk that the returns on acquisitions will not support the expenditures or indebtedness incurred to acquire such businesses, or the capital expenditures needed to develop such businesses. We also face the risk that we will not be able to integrate acquisitions into our existing operations effectively without substantial expense, delay or other operational or financial problems. Integration may be hindered by, among other things, differing procedures, including internal controls, business practices and technology systems. We may need to divert more management resources to integration than we planned, which may adversely affect our ability to pursue other profitable activities.

In addition to the difficulties we may face in identifying and consummating acquisitions, we will also be required to integrate and consolidate any acquired business or assets with our existing operations. This may include the integration of:

•	additional personnel who are not familiar with our operations and corporate culture;

•	provider networks that may operate on different terms than our existing networks;

•	existing members, who may decide to switch to another healthcare plan; and

•	disparate administrative, accounting and finance, and information systems.

Additionally, our growth strategy includes start-up operations in new markets or new products in existing markets. We may incur significant expenses prior to commencement of operations and the receipt of revenue. As a result, these start-up operations may decrease our profitability. In the event we pursue any opportunity to diversify our business internationally, we would become subject to additional risks, including, but not limited to, political risk, an unfamiliar regulatory regime, currency exchange risk and exchange controls, cultural and language differences, foreign tax issues, and different labor laws and practices.

Accordingly, we may be unable to identify, consummate and integrate future acquisitions or start-up operations successfully or operate acquired or new businesses profitably.

If competing managed care programs are unwilling to purchase specialty services from us, we may not be able to successfully implement our strategy of diversifying our business lines.

We are seeking to diversify our business lines into areas that complement our Medicaid business in order to grow our revenue stream and balance our dependence on Medicaid risk reimbursement. In order to diversify our business, we must succeed in selling the services of our specialty subsidiaries not only to our managed care plans, but to programs operated by third-parties. Some of these third-party programs may compete with us in some markets, and they therefore may be unwilling to purchase specialty services from us. In any event, the offering of these services will require marketing activities that differ significantly from the manner in which we seek to increase revenues from our Medicaid programs. Our inability to market specialty services to other programs may impair our ability to execute our business strategy.

Failure to achieve timely profitability in any business would negatively affect our results of operations.

Start-up costs associated with a new business can be substantial. For example, in order to obtain a certificate of authority in most jurisdictions, we must first establish a provider network, have systems in place and demonstrate our ability to obtain a state contract and process claims.

If we were unsuccessful in obtaining the necessary license, winning the bid to provide service or attracting members in numbers sufficient to cover our costs, any new business of ours would fail. We also could be obligated by the state to continue to provide services for some period of time without sufficient revenue to cover our ongoing costs or recover start-up costs. The expenses associated with starting up a new business could have a significant impact on our results of operations if we are unable to achieve profitable operations in a timely fashion.

We derive a majority of our premium revenues from operations in a small number of states, and our operating results would be materially affected by a decrease in premium revenues or profitability in any one of those states.

Operations in Georgia, Indiana, Kansas, Texas and Wisconsin have accounted for most of our premium revenues to date. For example, our Medicaid contract with Kansas, which terminated December 31, 2006, together with our Medicaid contract with Missouri accounted for $317.0 million in revenue for the year ended December 31, 2006. If we were unable to continue to operate in each of these other states or if our current operations in any portion of one of those states were significantly curtailed, our revenues could decrease materially. Our reliance on operations in a limited number of states could cause our revenue and profitability to change suddenly and unexpectedly depending on legislative or other governmental or regulatory actions and decisions, economic conditions and similar factors in those states. Our inability to continue to operate in any of the states in which we operate would harm our business.

Competition may limit our ability to increase penetration of the markets that we serve.

We compete for members principally on the basis of size and quality of provider network, benefits provided and quality of service. We compete with numerous types of competitors, including other health plans and traditional state Medicaid programs that reimburse providers as care is provided. Subject to limited exceptions by federally approved state applications, the federal government requires that there be choices for Medicaid recipients among managed care programs. Voluntary programs and mandated competition may limit our ability to increase our market share.

Some of the health plans with which we compete have greater financial and other resources and offer a broader scope of products than we do. In addition, significant merger and acquisition activity has occurred in the managed care industry, as well as in industries that act as suppliers to us, such as the hospital, physician, pharmaceutical, medical device and health information systems businesses. To the extent that competition intensifies in any market that we serve, our ability to retain or increase members and providers, or maintain or increase our revenue growth, pricing flexibility and control over medical cost trends may be adversely affected.

In addition, in order to increase our membership in the markets we currently serve, we believe that we must continue to develop and implement community-specific products, alliances with key providers and localized outreach and educational programs. If we are unable to develop and implement these initiatives, or if our competitors are more successful than we are in doing so, we may not be able to further penetrate our existing markets.

If we are unable to maintain relationships with our provider networks, our profitability may be harmed.

Our profitability depends, in large part, upon our ability to contract favorably with hospitals, physicians and other healthcare providers. Our provider arrangements with our primary care physicians, specialists and hospitals generally may be cancelled by either party without cause upon 90 to 120 days prior written notice. We cannot assure you that we will be able to continue to renew our existing contracts or enter into new contracts enabling us to service our members profitably.

From time to time, providers assert or threaten to assert claims seeking to terminate noncancelable agreements due to alleged actions or inactions by us. Even if these allegations represent attempts to avoid or renegotiate contractual terms that have become economically disadvantageous to the providers, it is possible that in the future a provider may pursue such a claim successfully. In addition, we are aware that other managed care organizations have been subject to class action suits by physicians with respect to claim payment procedures, and we may be subject to similar claims. Regardless of whether any claims brought against us are successful or have merit, they will still be time-consuming and costly and could distract our management’s attention. As a result, we may incur significant expenses and may be unable to operate our business effectively.

We will be required to establish acceptable provider networks prior to entering new markets. We may be unable to enter into agreements with providers in new markets on a timely basis or under favorable terms. If we are unable to retain our current provider contracts or enter into new provider contracts timely or on favorable terms, our profitability will be harmed.

We may be unable to attract and retain key personnel.

We are highly dependent on our ability to attract and retain qualified personnel to operate and expand our business. If we lose one or more members of our senior management team, including our chief executive officer, Michael Neidorff, who has been instrumental in developing our business strategy and forging our business relationships, our business and operating results could be harmed. Our ability to replace any departed members of our senior management or other key employees may be difficult and may take an extended period of time because of the limited number of individuals in the Medicaid managed care and specialty services industry with the breadth of skills and experience required to operate and successfully expand a business such as ours. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these personnel.

Negative publicity regarding the managed care industry may harm our business and operating results.

The managed care industry has received negative publicity. This publicity has led to increased legislation, regulation, review of industry practices and private litigation in the commercial sector. These factors may adversely affect our ability to market our services, require us to change our services, and increase the regulatory burdens under which we operate. Any of these factors may increase the costs of doing business and adversely affect our operating results.

Claims relating to medical malpractice could cause us to incur significant expenses.

Our providers and employees involved in medical care decisions may be subject to medical malpractice claims. In addition, some states, including Texas, have adopted legislation that permits managed care organizations to be held liable for negligent treatment decisions or benefits coverage determinations. Claims of this nature, if successful, could result in substantial damage awards against us and our providers that could exceed the limits of any applicable insurance coverage. Therefore, successful malpractice or tort claims asserted against us, our providers or our employees could adversely affect our financial condition and profitability.

Even if any claims brought against us are unsuccessful or without merit, they would still be time consuming and costly and could distract our management’s attention. As a result, we may incur significant expenses and may be unable to operate our business effectively.

Loss of providers due to increased insurance costs could adversely affect our business.

Our providers routinely purchase insurance to help protect themselves against medical malpractice claims. In recent years, the costs of maintaining commercially reasonable levels of such insurance have increased dramatically, and these costs are expected to increase to even greater levels in the future. As a result of the level of these costs, providers may decide to leave the practice of medicine or to limit their practice to certain areas, which may not address the needs of Medicaid participants. We rely on retaining a sufficient number of providers in order to maintain a certain level of service. If a significant number of our providers exit our provider networks or the practice of medicine generally, we may be unable to replace them in a timely manner, if at all, and our business could be adversely affected.

Growth in the number of Medicaid-eligible persons during economic downturns could cause our operating results to suffer if state and federal budgets decrease or do not increase.

Less favorable economic conditions may cause our membership to increase as more people become eligible to receive Medicaid benefits. During such economic downturns, however, state and federal budgets could decrease, causing states to attempt to cut healthcare programs, benefits and rates. We cannot predict the impact of changes in the United States economic environment or other economic or political events, including acts of terrorism or related military action, on federal or state funding of healthcare programs or on the size of the population eligible for the programs we operate. If federal funding decreases or remains unchanged while our membership increases, our results of operations will suffer.

Growth in the number of Medicaid-eligible persons may be countercyclical, which could cause our operating results to suffer when general economic conditions are improving.

Historically, the number of persons eligible to receive Medicaid benefits has increased more rapidly during periods of rising unemployment, corresponding to less favorable general economic conditions. Conversely, this number may grow more slowly or even decline if economic conditions improve. Therefore, improvements in general economic conditions may cause our membership levels to decrease, thereby causing our operating results to suffer, which could lead to decreases in our stock price during periods in which stock prices in general are increasing.

If we are unable to integrate and manage our information systems effectively, our operations could be disrupted.

Our operations depend significantly on effective information systems. The information gathered and processed by our information systems assists us in, among other things, monitoring utilization and other cost factors, processing provider claims, and providing data to our regulators. Our providers also depend upon our information systems for membership verifications, claims status and other information.

Our information systems and applications require continual maintenance, upgrading and enhancement to meet our operational needs and regulatory requirements. Moreover, our acquisition activity requires frequent transitions to or from, and the integration of, various information systems. We regularly upgrade and expand our information systems’ capabilities. If we experience difficulties with the transition to or from information systems or are unable to properly maintain or expand our information systems, we could suffer, among other things, from operational disruptions, loss of existing members and difficulty in attracting new members, regulatory problems and increases in administrative expenses. In addition, our ability to integrate and manage our information systems may be impaired as the result of events outside our control, including acts of nature, such as earthquakes or fires, or acts of terrorists.

We rely on the accuracy of eligibility lists provided by state governments. Inaccuracies in those lists would negatively affect our results of operations.

Premium payments to us are based upon eligibility lists produced by state governments. From time to time, states require us to reimburse them for premiums paid to us based on an eligibility list that a state later discovers contains individuals who are not in fact eligible for a government sponsored program or are eligible for a different premium category or a different program. Alternatively, a state could fail to pay us for members for whom we are entitled to payment. Our results of operations would be adversely affected as a result of such reimbursement to the state if we had made related payments to providers and were unable to recoup such payments from the providers.

We may not be able to obtain or maintain adequate insurance.

We maintain liability insurance, subject to limits and deductibles, for claims that could result from providing or failing to provide managed care and related services. These claims could be substantial. We believe that our present insurance coverage and reserves are adequate to cover currently estimated exposures. We cannot assure you that we will be able to obtain adequate insurance coverage in the future at acceptable costs or that we will not incur significant liabilities in excess of policy limits.

From time to time, we may become involved in costly and time-consuming litigation and other regulatory proceedings, which require significant attention from our management.

We are a defendant from time to time in lawsuits and regulatory actions relating to our business. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on our business and operating results. In addition, regardless of the outcome of any litigation or regulatory proceedings, such proceedings are costly and require significant attention from our management. For example, we have been named in two recently-filed securities class action lawsuits that are now consolidated. In addition, we may in the future be the target of similar litigation. As with other litigation, securities litigation could be costly and time consuming, require significant attention from our management and could harm our business and operating results.

Risks Related to the Notes

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures will depend on our ability and the ability of our subsidiaries to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our revolving credit facility in an amount sufficient to enable us to pay our indebtedness, including these notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including any current or future credit facility and the notes, on commercially reasonable terms or at all.

The restrictive covenants in our debt instruments may limit our operating flexibility. Our failure to comply with these covenants could result in defaults under our indenture and future debt instruments even though we may be able to meet our debt service obligations.

The instruments governing our indebtedness, including the indenture governing the notes and the revolving credit facility, impose significant operating and financial restrictions on us. These restrictions significantly limit, among other things, our ability to incur additional indebtedness, pay dividends, repay junior indebtedness, sell assets, make investments, engage in transactions with affiliates, create liens and engage in certain types of mergers or acquisitions. Our future debt instruments may have similar or more restrictive covenants. These restrictions could limit our ability to obtain future financings, make capital expenditures, withstand a future downturn in our business or the economy in general, or otherwise take advantage of business opportunities that may arise. If we fail to comply with these restrictions, the note holders or lenders under any debt instrument could declare a default under the terms of the relevant indebtedness even though we are able to meet debt service obligations and, because our indebtedness has cross-default and cross-acceleration provisions, could cause all of our debt to become immediately due and payable.

We cannot assure you that we would have sufficient funds available, or that we would have access to sufficient capital from other sources, to repay any accelerated debt. Even if we could obtain additional financing, we cannot assure you that the terms would be favorable to us. If we default on any future secured debt, the secured creditors could foreclose on their liens. As a result, any event of default could have a material adverse effect on our business and financial condition, and could prevent us from paying amounts due under the notes.

Despite current indebtedness levels, we may still be able to incur substantially more debt, including secured debt.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future, including secured indebtedness. The terms of the indenture governing the notes do not fully prohibit us or our subsidiaries from doing so. Our revolving credit facility would permit borrowing up to $300 million after completion of this offering and the application of proceeds to repay amounts outstanding thereunder. If new debt is added to our current debt levels, the related risks we now face could intensify.

In addition, a substantial amount of debt we incur in the future could be secured. To the extent we were to secure debt we incur in the future under any credit facility or other issuance of debt, your ability to receive payments under the notes will be effectively subordinated to the secured debt, which will have a prior claim on any assets securing the debt, to the extent of the value of those assets.

Because we are a holding company and depend entirely on cash flow from our subsidiaries to meet our obligations, your right to receive payment on the notes will be effectively subordinated to our subsidiaries’ obligations.

The notes will be obligations exclusively of Centene. Our cash flow and our ability to service our debt, including the notes, depends on the earnings of our subsidiaries and on the distribution of earnings, loans or other payments to us by our subsidiaries.

Our subsidiaries are separate and distinct legal entities with no obligations to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividend, distribution, loan or other payments. In addition, the ability of our subsidiaries to make any dividend, distribution, loan or other payment to us is subject to statutory restrictions, regulatory capital requirements and contractual restrictions, including under the revolving credit facility. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and their business considerations.

Our right to receive any assets of our subsidiaries upon their bankruptcy, liquidation, dissolution, reorganization or similar proceeding, and therefore your right to participate in those assets, will be effectively subordinated to the claims of those subsidiaries’ creditors, including trace creditors. In addition, even if Centene were a creditor of one or more of our subsidiaries, our rights as a creditor would be subordinated to any security interest in the assets of those subsidiaries and any debt of our subsidiaries senior to that held by us. As a result, the notes will be effectively subordinated to all liabilities, including trade payables, of our current or future subsidiaries. Because we depend on the cash flow of our subsidiaries to meet our own obligations, including with respect to the notes, these types of restrictions could impair our ability to make scheduled interest payments on the notes and to pay the principal at maturity. As of December 31, 2006, the notes would have been effectively subordinated, on a pro forma basis as adjusted for the offering and the use of proceeds therefrom, to $415.5 million of liabilities outstanding of our subsidiaries, including trade payables and medical claims liabilities (excluding intercompany liabilities).

In addition, our regulated subsidiaries have historically generated substantially all of our revenues. If one or more of our regulated subsidiaries becomes insolvent, the regulators may seize its assets to cover its obligations under healthcare policies, which could result in our remaining assets generating insufficient revenue to pay the notes in full or at all.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

Upon a change of control, we will be required to offer to repurchase all outstanding notes at 101% of the principal amount thereof plus accrued and unpaid interest and additional interest, if any, to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions in our revolving credit facility or any other future indebtedness will not allow such repurchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “change of control” under the indenture. See “Description of the Exchange Notes — Repurchase at Option of Holders.”

USE OF PROCEEDS

We will not receive any proceeds from the exchange offer. Because the exchange notes have substantially identical terms as the outstanding notes, the issuance of the exchange notes will not result in any increase in our indebtedness. The exchange offer is intended to satisfy our obligations under the registration rights agreement. Gross proceeds from the offering of the outstanding notes were approximately $169.8 million, after deducting the discounts and estimated offering expenses. We used the proceeds from the sale of the outstanding notes to refinance approximately $150.0 million of our existing indebtedness under our revolving credit facility and any additional proceeds are available for general corporate purposes.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents, investments and restricted deposits, and capitalization as of March 31, 2007.

March 31, 2007
(Dollars in thousands)

Unregulated cash and investments	$71,843
Regulated cash, investments and restricted deposits	490,945

Total cash, investments and restricted deposits	$562,788

Revolving credit facility	$—
7 1/4% Senior Notes due 2014	175,000
Debt secured by real estate	20,725
Capital leases	5,644

Total debt	201,369
Stockholders’ equity	369,464

Total capitalization	$570,833

SELECTED HISTORICAL FINANCIAL DATA

The following summary consolidated financial data should be read in connection with our Annual Report on Form 10-K for the year ended December 31, 2006 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, including the related notes to financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained therein, which are incorporated by reference elsewhere in this prospectus.

The data for and as of the end of each of the last five fiscal years are derived from our audited consolidated financial statements. Historical results are not necessarily indicative of the results to be expected in the future.

	Year Ended December 31,					Three Months Ended March 31,
	2002	2003	2004	2005	2006	2006	2007
						(Unaudited)
	(Dollars in thousands, except per share data)

Statement of Earnings Data:
Revenues:
Premium(1)	$461,030	$759,763	$991,673	$1,491,899	$2,199,439	$435,562	$649,243
Service	457	9,967	9,267	13,965	79,581	19,516	21,592

Total Revenues	461,487	769,730	1,000,940	1,505,864	2,279,020	455,078	670,835

Expenses:
Medical costs	379,468	626,192	800,476	1,226,909	1,819,811	361,672	535,406
Cost of services	341	8,323	8,065	5,851	60,735	15,588	15,630
General and administrative expenses(1)	50,072	88,288	127,863	193,913	346,284	65,222	106,866
Gain on sale of FirstGuard Missouri	—	—	—	—	—	—	(4,218)
Impairment loss	—	—	—	—	81,098	—	—

Total operating expenses	429,881	722,803	936,404	1,426,673	2,307,928	442,482	653,684

Earnings (loss) from operations	31,606	46,927	64,536	79,191	(28,908)	12,596	17,151
Other income (expense):
Investment and other income	9,575	5,160	6,431	10,655	17,892	3,540	4,501
Interest expense	(45)	(194)	(680)	(3,990)	(10,636)	(1,998)	(3,132)

Earnings (loss) before income taxes	41,136	51,893	70,287	85,856	(21,652)	14,138	18,520
Income tax (benefit) expense	15,631	19,504	25,975	30,224	21,977	5,372	(19,691)
Minority interest	116	881	—	—	—	—	—

Net earnings (loss)	$25,621	$33,270	$44,312	$55,632	$(43,629)	$8,766	$38,211

Net earnings (loss) per common share:
Basic	$0.82	$0.93	$1.09	$1.31	$(1.01)	$0.20	$0.88
Diluted	$0.73	$0.87	$1.02	$1.24	$(1.01)	$0.20	$0.85
Weighted average number of common shares outstanding: Basic	31,432,080	35,704,426	40,820,909	42,312,522	43,160,860	42,987,892	43,433,319
Diluted	34,932,232	38,422,152	43,616,445	45,027,633	43,160,860	44,750,271	44,923,340
Ratio of earnings to fixed charges(2)	45.96	43.12	29.24	14.20	—	5.90	5.39

	December 31,					March 31,
	2002	2003	2004	2005	2006	2006	2007
						(Unaudited)
	(Dollars in thousands)

Balance Sheet Data
Cash and cash equivalents(3)	$59,656	$64,346	$84,105	$147,358	$271,047	$118,512	$311,905
Investments and restricted deposits(3)	104,999	220,335	233,257	202,916	237,603	221,249	250,883
Total assets	210,327	362,692	527,934	668,030	894,980	737,807	971,377
Medical claims liabilities	91,181	106,569	165,980	170,514	280,441	172,792	275,965
Long-term debt	—	7,616	46,973	92,448	174,646	130,940	200,404
Total stockholders’ equity	102,183	220,115	271,312	352,048	326,423	364,249	369,464

(1)	Premium revenues and general and administrative expenses reflect the enactments of premium taxes in certain states. Premium taxes were $0, $1,425, $5,503, $9,802 and $42,453 for the years ended December 31, 2002, 2003, 2004, 2005 and 2006, respectively. Premium taxes were $4,305 and $18,216, respectively for the quarters ended March 31, 2006 and 2007. Premium revenues for the FirstGuard health plans, which we acquired on December 1, 2004 and exited in 2007, were $20,247, $273,662 and $317,027 for the years ended December 31, 2004, 2005 and 2006, respectively. Premium revenues for the FirstGuard health plans were $76,288 and $6,601, respectively for the quarters ended March 31, 2006 and 2007.

(2)	For the purpose of calculating the ratios of earning to fixed charges, earnings consist of loss from continuing operations before income taxes and fixed charges. Fixed charges consist of interest expense and the portion of rental expense (approximately one-third) that management believes represents the interest component of rent expense. For the year ended December 31, 2006, earnings were insufficient to cover fixed charges by $21,652. The deficiency of earnings to fixed charges for this period includes the effect of $94,470 in pre-tax charges for intangible asset impairment and costs to exit Kansas and Missouri.

(3)	Unregulated cash, cash equivalents and investments for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 were $51,970, $126,675, $45,988, $27,680 and $28,852, respectively. Unregulated cash, cash equivalents and investments for the quarters ended March 31, 2006 and 2007 were $25,813 and $71,843, respectively.

BUSINESS

Overview

We are a multi-line healthcare enterprise operating primarily in two segments: Medicaid Managed Care and Specialty Services. Our Medicaid Managed Care segment provides Medicaid and Medicaid-related health plan coverage to individuals through government subsidized programs, including Medicaid, the State Children’s Health Insurance Program, or SCHIP, and Supplemental Security Income, or SSI. Medicaid currently accounts for 76% of our membership, while SCHIP and SSI account for 19% and 5%, respectively. Our Specialty Services segment provides specialty services, including behavioral health, disease management, long-term care programs, managed vision, nurse triage, pharmacy benefits management and treatment compliance, to state programs, healthcare organizations and other commercial organizations, as well as to our own subsidiaries on market-based terms. Our FirstGuard health plans exited the Kansas and Missouri markets effective January 1 and February 1, 2007, respectively. As of March 6, 2007 we had a market capitalization of approximately $1.04 billion. For the year ended December 31, 2006, our revenues, cash flow from operations, and net loss were $2.3 billion, $195.0 million and $43.6 million, respectively. The net loss figure includes $94.5 million in pre-tax charges for intangible asset impairment and costs to exit Kansas and Missouri. For the quarter ended March 31, 2007, our revenues, cash flow from operations and net income were $670.8 million, $36.0 million and $38.2 million, respectively.

Our Medicaid Managed Care membership totaled approximately 1.1 million as of March 31, 2007, an increase of 26% from March 31, 2006. We currently have six health plan subsidiaries offering healthcare services in Georgia, Indiana, New Jersey, Ohio, Texas and Wisconsin. Additionally, effective in April 2007, we acquired a Medicaid Medical Home Network in South Carolina and we expect to participate in the state rollout of Medicaid Managed Care in South Carolina. We provide member-focused services through locally based staff by assisting in accessing care, coordinating referrals to related health and social services and addressing member concerns and questions. We also provide education and outreach programs to inform and assist members in accessing quality, appropriate healthcare services.

We believe our local approach to managing our subsidiaries, including provider and member services, enables us to provide accessible, quality, culturally-sensitive healthcare coverage to our communities. Our disease management, educational and other initiatives are designed to help members best utilize the healthcare system to ensure they receive appropriate, medically necessary services and effective management of routine, severe and chronic health problems, resulting in better health outcomes. We combine our decentralized local approach for care with a centralized infrastructure of support functions such as finance, information systems and claims processing.

Our initial health plan commenced operations in Wisconsin in 1984. We were organized in Wisconsin in 1993 as a holding company for our initial health plan and reincorporated in Delaware in 2001. We are headquartered in St. Louis, Missouri and our stock is publicly traded on the New York Stock Exchange under the ticker symbol “CNC.”

Industry

We provide our services to organizations and individuals primarily through Medicaid, SCHIP and SSI programs. The Congressional Budget Office, or CBO, estimated the total Medicaid market was approximately $330 billion in 2005, and the federal Centers for Medicare and Medicaid Services, or CMS, estimate the market will grow to over $450 billion by 2010. According to the most recent information provided by the Kaiser Commission on Medicaid and the Uninsured, Medicaid spending increased by 2.8% in fiscal 2006 and states appropriated an increase of 5.0% for Medicaid in fiscal 2007 budgets.

Established in 1965, Medicaid is the largest publicly funded program in the United States, and provides health insurance to low-income families and individuals with disabilities. Authorized by Title XIX of the Social Security Act, Medicaid is an entitlement program funded jointly by the federal and state governments and administered by the states. The majority of funding is provided at the federal level. Each state establishes its own eligibility standards, benefit packages, payment rates and program administration within federal standards. As a result, there are 56 Medicaid programs — one for each U.S. state, each U.S. territory and the District of Columbia. An increasing number of states have mandated that their Medicaid recipients enroll in managed care plans as a means of delivering quality healthcare and controlling costs. Currently, 37 of the 56 programs, including each of the six states in which we operate health plans, have mandated managed care for some or all of their Medicaid recipients. Eligibility is based on a combination of household income and assets, often determined by an income level relative to the federal poverty level. Historically, children have represented the largest eligibility group.

Established in 1972, and authorized by Title XVI of the Social Security Act, SSI covers low-income persons with chronic physical disabilities or behavioral health impairments. SSI beneficiaries represent a growing portion of all Medicaid recipients. In addition, SSI recipients typically utilize more services because of their critical health issues.

The Balanced Budget Act of 1997 created SCHIP to help states expand coverage primarily to children whose families earned too much to qualify for Medicaid, yet not enough to afford private health insurance. Some states include the parents of these children in their SCHIP programs. SCHIP is the single largest expansion of health insurance coverage for children since the enactment of Medicaid. Costs related to the largest eligibility group, children, are primarily composed of pediatrics and family care. These costs tend to be more predictable than other healthcare issues which predominantly affect the adult population.

A portion of Medicaid beneficiaries are dual eligibles, low-income seniors and people with disabilities who are enrolled in both Medicaid and Medicare. According to information provided by the Kaiser Commission on Medicaid and the Uninsured, dual eligibles account for 14% of Medicaid enrollees. These dual eligibles may receive assistance from Medicaid for Medicaid benefits, such as nursing home care and/or assistance with Medicare premiums and cost sharing. Dual eligibles also use more services due to their tendency to have more chronic health issues. We serve dual eligibles through our SSI and long-term care programs.

While Medicaid programs have directed funds to many individuals who cannot afford or otherwise maintain health insurance coverage, they did not initially address the inefficient and costly manner in which the Medicaid population tends to access healthcare. Medicaid recipients in non-managed care programs typically have not sought preventive care or routine treatment for chronic conditions, such as asthma and diabetes. Rather, they have sought healthcare in hospital emergency rooms, which tends to be more expensive. As a result, many states have found that the costs of providing Medicaid benefits have increased while the medical outcomes for the recipients remained unsatisfactory.

Since the early 1980s, increasing healthcare costs, combined with significant growth in the number of Medicaid recipients, have led many states to establish Medicaid managed care initiatives. Continued pressure on states’ Medicaid budgets should cause public policy to recognize the value of managed care as a means of delivering quality healthcare and effectively controlling costs. A growing number of states, including each of the six states in which we operate health plans, have mandated that their Medicaid recipients enroll in managed care plans. Other states are considering moving to a mandated managed care approach. As a result, a significant market opportunity exists for managed care organizations with operations and programs focused on the distinct socio-economic, cultural and healthcare needs of the Medicaid, SCHIP and SSI populations. We believe our approach and strategy enable us to be a growing participant in this market.

Our Competitive Strengths

Our multi-line managed care approach is based on the following key attributes:

Strong Historic Operating Performance.  We have increased revenues as we have grown in existing markets, expanded into new markets and broadened our product menu. We entered the Wisconsin market in 1984, the Indiana market in 1995, the Texas market in 1999, the New Jersey market in 2002, the Ohio market in 2004 and the Georgia market in 2006. We have also increased membership by acquiring Medicaid businesses, contracts and other related assets from competitors in existing markets, most recently in Ohio in 2005 and 2006. Our Medicaid Managed Care membership totaled approximately 1.1 million as of March 31, 2007, an increase of 26% from March 31, 2006. For the year ended December 31, 2006, we had revenue of $2.3 billion, representing a 49% CAGR since the year ended December 31, 2002. We generated cash flow from operations of $195.0 million and a net loss of $43.6 million for the year ended December 31, 2006. The figures above include Kansas and Missouri, which we exited in January and February 2007, respectively, and which accounted for 138,900 members at December 31, 2006 and $317.0 million in revenue for the year ended December 31, 2006. For the quarter ended March 31, 2007, our revenues, cash flow from operations and net income were $670.8 million, $36.0 million and $38.2 million, respectively.

Medicaid Expertise.  Over the last 20 years, we have strived to develop a specialized Medicaid expertise that has helped us establish and maintain relationships with members, providers and state governments. We have implemented programs developed to achieve savings for state governments and improve medical outcomes for members by reducing inappropriate emergency room use, inpatient days and high cost interventions, as well as by managing care of chronic illnesses. Our experience in working with state regulators helps us implement and deliver programs and services efficiently and affords us opportunities to provide input regarding Medicaid industry practices and policies in the states in which we operate. We work with state agencies on redefining benefits, eligibility requirements and provider fee schedules in order to maximize the number of uninsured individuals covered through Medicaid, SCHIP and SSI and expand these types of benefits offered. Our approach is to accomplish this while maintaining adequate levels of provider compensation and protecting our profitability.

Diversified Business Lines.  We continue to broaden our service offerings to address areas that we believe have been traditionally underserved by Medicaid managed care organizations. In addition to our Medicaid and Medicaid-related managed care services, our service offerings include behavioral health, disease management, long-term care programs, managed vision, nurse triage, pharmacy benefits management and treatment compliance. Through the utilization of a multi-business line approach, we are able to diversify our revenue and help control our medical costs.

Localized Approach with Centralized Support Infrastructure.  We take a localized approach to managing our subsidiaries, including provider and member services. This approach enables us to facilitate access by our members to high quality, culturally sensitive healthcare services. Our systems and procedures have been designed to address these community-specific challenges through outreach, education, transportation and other member support activities. For example, our community outreach programs work with our members and their communities to promote health and self-improvement through employment and education on how best to access care. We complement this localized approach with a centralized infrastructure of support functions such as finance, information systems and claims processing, which allows us to minimize general and administrative expenses and to integrate and realize synergies from acquisitions. We believe this combined approach allows us to efficiently integrate new business opportunities in both Medicaid and specialty services while maintaining our local accountability and improved access.

Specialized and Scalable Systems and Technology.  Through our specialized information systems, we work to strengthen relationships with providers and states which help us grow our membership base. Our specialized information systems allow us to support our core processing functions under a set of integrated databases which are designed to be both replicable and scalable. Physicians can use claims, utilization and membership data to manage their practices more efficiently, and they also benefit from our timely payments. State agencies can use data from our information systems to demonstrate that their Medicaid populations receive quality healthcare in an efficient manner. These systems also help identify needs for new healthcare and specialty programs. We have the ability to leverage our platform for one state configuration into new states or for health plan acquisitions. Our ability to access data and translate it into meaningful information is essential to operating across a multi-state service area in a cost-effective manner.

Experienced Management Team.  We have a management team who possess significant industry experience. Michael Neidorff, our Chairman and CEO, has been with us since 1996 and has over 20 years of experience in all aspects of managed care. Per Brodin, our Senior Vice President and Chief Financial Officer, has extensive experience as a financial and accounting officer both at Centene and other organizations. The other members of our senior management team are well-seasoned professionals with a broad range of capabilities including industry experience and functional expertise. This team has successfully managed the growth of our health plans and specialty businesses, while maintaining operational discipline.

Our Business Strategy

Our objective is to become the leading multi-line healthcare enterprise focusing on Medicaid and Medicaid-related services. We intend to achieve this objective by implementing the following key components of our strategy:

Increase Penetration of Existing State Markets.  We seek to continue to increase our Medicaid membership in states in which we currently operate through alliances with key providers, outreach efforts, development and implementation of community-specific products and acquisitions. In 2006, we were awarded two regions in connection with Ohio’s statewide restructuring of its Medicaid managed care program, expanding the number of counties we serve from three to 27. We also were awarded a Medicaid Aged, Blind or Disabled, or ABD, contract in four regions in Ohio. In Texas, we expanded our operations to the Corpus Christi market in 2006 and began managing care for SSI recipients in February 2007. We may also increase membership by acquiring Medicaid businesses, contracts and other related assets from our competitors in our existing markets or by enlisting additional providers. For example, in 2005 and 2006, we acquired certain Medicaid-related assets in Ohio.

Diversify Business Lines.  We seek to broaden our business lines into areas that complement our existing business to enable us to grow and diversify our revenue. We are constantly evaluating new opportunities for expansion both domestically and abroad. For instance, in October 2006, we commenced operations under our managed care program contracts to provide long-term care services in Arizona, and in January 2006, we completed the acquisition of US Script, a pharmacy benefits manager. We are also considering other premium based or fee-for-service lines of business that would provide additional diversity. We employ a disciplined acquisition strategy that is based on defined criteria including internal rate of return, accretion to earnings per share, market leadership and compatibility with our information systems. We engage our executives in the relevant operational units or functional areas to ensure consistency between the diligence and integration process.

Address Emerging State Needs.  We work to assist the states in which we operate in addressing the operating challenges they face. We seek to assist the states in balancing premium rates, benefit levels, member eligibility, policies and practices, and provider compensation. For example, in 2005 we began performing under our contracts with the State of Arizona to facilitate the delivery of mental health and substance abuse services to behavioral health recipients in Arizona. Effective January 1, 2005, we were awarded a behavioral health contract to serve SCHIP members in Kansas. By helping states structure an appropriate level and range of Medicaid, SCHIP and specialty services, we seek to ensure that we are able to continue to provide those services on terms that achieve targeted gross margins, provide an acceptable return and grow our business.

Develop and Acquire Additional State Markets where Enrollment is Mandated.  We continue to leverage our experience to identify and develop new markets by seeking both to acquire existing business and to build our own operations. We expect to focus expansion on states where Medicaid recipients are mandated to enroll in managed care organizations because we believe member enrollment levels are more predictable in these states. For example, effective June 1, 2006, we began managing care for Medicaid and SCHIP members in Georgia.

Leverage Established Infrastructure to Enhance Operating Efficiencies.  We intend to continue to invest in infrastructure to further drive efficiencies in operations and to add functionality to improve the service provided to members and other organizations at a low cost. Our centralized functions enable us to add members and markets quickly and economically. For example, during 2005, we opened an additional claims processing facility to accommodate our planned growth initiatives for this centralized function.

Maintain Operational Discipline.  We monitor our cost trends, operating performance, regulatory relationships and the Medicaid political environment in our existing markets. We seek to operate in markets that allow us to meet our internal metrics including membership growth, plan size, market leadership and operating efficiency. We may divest contracts or health plans in markets where the state’s Medicaid environment, over a long-term basis, does not allow us to meet our targeted performance levels. We use multiple techniques to monitor and reduce our medical costs, including on- site hospital review by staff nurses and involvement of medical management and finance personnel in significant cases. Our health economics unit and health plan controllers evaluate the financial impact of proposed changes in provider relationships. We also conduct monthly reviews of member demographics for each health plan.

Medicaid Managed Care

Health Plans

We have regulated subsidiaries offering healthcare services in each state we serve. The table below provides summary data for the state markets we currently serve:

		First Year of
		Operations	Counties Served	Market	Membership at
		Under	at December 31,	Share	December 31,
State	Local Health Plan Name	Centene	2006	(1)	2006

Georgia	Peach State Health Plan	2006	90	30.6%	308,800
Indiana	Managed Health Services	1995	92	33.4%	183,100
New Jersey	University Health Plans	2002	20	8.1%	58,900
Ohio	Buckeye Community Health Plan	2004	27	11.3%	109,200
Texas	Superior Health Plan	1999	217	21.0%	298,500
Wisconsin	Managed Health Services	1984	29	32.9%	164,800

(1)	Represents Medicaid and SCHIP membership as of December 31, 2006 as a percentage of total eligible Medicaid and SCHIP members in each state. SSI programs are excluded.

All of our revenue is derived from operations within the United States and its territories. Our managed care subsidiaries in Georgia, Indiana, Kansas, Texas and Wisconsin had revenues from their respective state governments that each exceeded 10% of our consolidated total revenues in 2006. Other financial information about our segments is found in Note 18 of our Notes to Consolidated Financial Statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-K for the fiscal year ended December 31, 2006, which is incorporated herein by reference.

Benefits to States

Our ability to establish and maintain a leadership position in the markets we serve results primarily from our demonstrated success in providing quality care while reducing and managing costs, and from our specialized programs in working with state governments. Among the benefits we are able to provide to the states with which we contract are:

•	Significant cost savings compared to state paid reimbursement for services. We bring bottom-line management experience to our health plans. On the administrative and management side, we bring experience including quality of care improvement methods, utilization management procedures, an efficient claims payment system, and provider performance reporting, as well as managers and staff experienced in using these key elements to improve the quality of and access to care.

•	Data-driven approaches to balance cost and verify eligibility. Our Medicaid health plans have conducted enrollment processing and activities for state programs since 1984. We ensure effective enrollment procedures that move members into the plan, then educate them and ensure that they receive needed services as quickly as possible. Our IT department has created mapping/translation programs for loading membership and linking membership eligibility status to all of Centene’s subsystems.

•	Establishment of realistic and meaningful expectations for quality deliverables. We have collaborated with state agencies in redefining benefits, eligibility requirements and provider fee schedules with the goal of maximizing the number of uninsured individuals covered through Medicaid and SSI programs.

•	Managed care expertise in government subsidized programs. Our expertise in Medicaid has helped us establish and maintain strong relationships with our constituent communities of members, providers and state governments. We provide access to services through local providers and staff that focus on the cultural norms of their individual communities. To that end, systems and procedures have been designed to address community-specific challenges through outreach, education, transportation and other member support activities.

•	Improved medical outcomes. We have implemented programs developed to achieve savings for state governments and improve medical outcomes for members by reducing inappropriate emergency room use, inpatient days and high cost interventions, as well as by managing care of chronic illness.

•	Timely payment of provider claims. We are committed to ensuring that our information systems and claims payment systems meet or exceed state requirements. We continuously endeavor to update our systems and processes to improve the timeliness of our provider payments.

•	Cost saving outreach and specialty programs. Our health plans have adopted a physician-driven approach where network providers are actively engaged in developing and implementing healthcare delivery policies and strategies. This approach is designed to eliminate unnecessary costs, improve services to members and simplify the administrative burdens placed on providers. The combination of a decentralized local approach to health plan operations and a centralized approach to administrative functions such as finance, information systems and claims processing allows us to quickly and economically integrate new business opportunities in both the Medicaid Managed Care and Specialty Services segments.

•	Responsible collection and dissemination of utilization data. We gather utilization data from multiple sources, allowing for an integrated view of our members’ utilization of services. These sources include medical and behavioral health claims and encounter data, pharmacy data, vision and dental vendor claims and authorization data from Care Enhanced Case Management Systems, or CCMS, the authorization and case management system utilized by us to coordinate care.

•	Timely and accurate reporting. Our information systems have robust reporting capabilities which have been instrumental in identifying the need for new and/or improved healthcare and specialty programs. For state agencies, our reporting capability is instrumental in demonstrating an auditable program.

Member Programs and Services

We recognize the importance of member-focused delivery of quality managed care services. Our locally based staff assist members in accessing care, coordinating referrals to related health and social services and addressing member concerns and questions. While covered healthcare benefits vary from state to state, our health plans generally provide the following services:

•	primary and specialty physician care

•	inpatient and outpatient hospital care

•	emergency and urgent care

•	prenatal care

•	laboratory and x-ray services

•	home health and durable medical equipment

•	behavioral health and substance abuse services

•	24-hour nurse advice line

•	transportation assistance

•	vision care

•	dental care

•	immunizations

•	prescriptions and limited over-the-counter drugs

We also provide the following education and outreach programs to inform and assist members in accessing quality, appropriate healthcare services in an efficient manner:

•	CONNECTIONS is a community face-to-face outreach and education program designed to create a link between the member and the provider and help identify potential challenges or risk elements to a member’s health, such as nutritional challenges and health education shortcomings. CONNECTIONS representatives also contact new members by phone or mail to discuss managed care, the Medicaid program and our services. Our CONNECTIONS representatives make home visits, conduct educational programs and represent our health plans at community events such as health fairs.

•	Start Smart For Your Baby is a prenatal and infant health program designed to increase the percentage of pregnant women receiving early prenatal care, reduce the incidence of low birth weight babies, identify high risk pregnancies, increase participation in the federal Women, Infant and Children program, and increase well-child visits. The program includes risk assessments, education through face-to-face meetings and materials, behavior modification plans, assistance in selecting a provider for the infant and scheduling newborn follow-up visits.

•	EPSDT Case Management is a preventive care program designed to educate our members on the benefits of Early and Periodic Screening, Diagnosis and Treatment, or EPSDT, services. We have a systematic program of communicating, tracking, outreach, reporting and follow-through that promotes state EPSDT programs.

•	Disease Management Programs are designed to help members understand their disease and treatment plan and improve their health outcomes in a cost effective manner. These programs address medical conditions that are common within the Medicaid population such as asthma, diabetes and prenatal care. Our Specialty Services segment manages many of our disease management programs. Our SSI program uses a proprietary assessment tool that effectively identifies barriers to care, unmet functional needs, available social supports and the existence of behavioral health conditions that impede a member’s ability to maintain a proper health status. Care coordinators develop individual care plans with the member and healthcare providers ensuring the full integration of behavioral, social and acute care services. These care plans, while specific to an SSI member, incorporate “Condition Specific” practices in collaboration with physician partners and community resources.

Providers

For each of our service areas, we establish a provider network consisting of primary and specialty care physicians, hospitals and ancillary providers. As of December 31, 2006, the health plans we currently serve contracted with the following number of physicians and hospitals:

	Primary Care	Specialty Care
	Physicians	Physicians	Hospitals

Georgia	2,379	7,112	128
Indiana	738	1,422	42
New Jersey	1,732	5,283	73
Ohio	1,026	2,387	35
Texas	5,646	10,487	335
Wisconsin	2,118	4,793	65

Our network of primary care physicians is a critical component in care delivery, management of costs and the attraction and retention of new members. Primary care physicians include family and general practitioners, pediatricians, internal medicine physicians and obstetricians and gynecologists. Specialty care physicians provide medical care to members generally upon referral by the primary care physicians. Specialty care physicians include orthopedic surgeons, cardiologists and otolaryngologists. We also provide education and outreach programs to inform and assist members in accessing quality, appropriate healthcare services.

Our health plans facilitate access to healthcare services for our members primarily through contracts with our providers. Our contracts with primary and specialty care physicians and hospitals usually are for one to two-year periods and renew automatically for successive one-year terms, but generally are subject to termination by either party upon 90 to 120 days prior written notice. In the absence of a contract, we typically pay providers at state Medicaid reimbursement levels. We pay physicians under a fee-for-service or capitation arrangement.

•	Under our fee-for-service contracts with physicians, particularly specialty care physicians, we pay a negotiated fee for covered services. This model is characterized as having no financial risk for the physician. In addition, this model requires management oversight because our total cost may increase as the units of services increase or as more expensive services are replaced for less expensive services. We have prior authorization procedures in place that are intended to make sure that certain high cost diagnostic and other services are medically appropriate.

•	Under our capitated contracts, primary care physicians are paid a monthly fee for each of our members assigned to his or her practice and are at risk for all costs related to primary and specialty physician and emergency room services. In return for this payment, these physicians provide all primary care and preventive services, including primary care office visits and EPSDT services. If these physicians also provide non-capitated services to their assigned members, they may receive payment under fee-for- service arrangements at Medicaid rates.

We work with physicians to help them operate efficiently by providing financial and utilization information, physician and patient educational programs and disease and medical management programs. Our programs are also designed to help the physicians coordinate care outside of their offices. In addition, we are governed by state prompt payment policies.

We believe our collaborative approach with physicians gives us a competitive advantage in entering new markets. Our physicians serve on local committees that assist us in implementing preventive care programs, managing costs and improving the overall quality of care delivered to our members. This approach is designed to eliminate unnecessary costs, improve services to our members and simplify the administrative burdens on our providers. It has enabled us to strengthen our provider networks through improved physician recruitment and retention that, in turn, have helped to increase our membership base. The following are among the services we provide to support physicians:

•	Customized Utilization Reports provide certain of our contracted physicians with information that enables them to run their practices more efficiently and focuses them on specific patient needs. For example, quarterly detail reports update physicians on their status within their risk pools. Equivalency reports provide physicians with financial comparisons of capitated versus fee-for-service arrangements.

•	Case Management Support helps the physician coordinate specialty care and ancillary services for patients with complex conditions and direct members to appropriate community resources to address both their health and socio-economic needs.

•	Web-based Claims and Eligibility Resources have been implemented in selected markets to provide physicians with on-line access to perform claims and eligibility inquiries.

•	Our contracted physicians also benefit from several of the services offered to our members, including the CONNECTIONS, EPSDT case management and disease management programs. For example, the CONNECTIONS staff facilitates doctor/patient relationships by connecting members with physicians, the EPSDT programs encourage routine checkups for children with their physicians and the disease management programs assist physicians in managing their patients with chronic disease.

Where appropriate, our health plans contract with our specialty services organizations to provide services and programs such as behavioral health, disease management, managed vision, nurse triage, pharmacy benefit management, and treatment compliance. When necessary, we also contract with third-party providers on a negotiated fee arrangement for physical therapy, home healthcare, vision care, diagnostic laboratory tests, x-ray examinations, ambulance services and durable medical equipment. Additionally, we contract with dental vendors in markets where routine dental care is a covered benefit.

Quality Management

Our medical management programs focus on improving quality of care in areas that have the greatest impact on our members. We employ strategies, including disease management and complex case management, that are adjusted for implementation in our individual markets by a system of physician committees chaired by local physician leaders. This process promotes physician participation and support, both critical factors in the success of any clinical quality improvement program.

We have implemented specialized information systems to support our medical quality management activities. Information is drawn from our data warehouse, clinical databases and our membership and claims processing system, to identify opportunities to improve care and to track the outcomes of the interventions implemented to achieve those improvements. Some examples of these intervention programs include:

•	a prenatal case management program aimed at helping women with high-risk pregnancies deliver full-term, healthy infants;

•	a program to reduce the number of inappropriate emergency room visits; and

•	a disease management program to improve the ability of those with asthma and their families to control their disease and thereby reduce the need for emergency room visits and hospitalizations.

We provide reporting on a regular basis using our data warehouse. State and Health Employer Data and Information Set, or HEDIS, reporting constitutes the core of the information base that drives our clinical quality performance efforts. This reporting is monitored by Plan Quality Improvement Committees and our corporate medical management team.

In an effort to ensure the quality of our provider networks, we undertake to verify the credentials and background of our providers using standards that are supported by the National Committee for Quality Assurance.

Information Technology

The ability to access data and translate it into meaningful information is essential to operating across a multi-state service area in a cost-effective manner. Our centralized information systems which are located in St. Louis, Missouri, support our core processing functions under a set of integrated databases and are designed to be both replicable and scalable to accommodate organic growth and growth from acquisitions. We believe we have the ability to leverage the platform we have developed for our existing states for configuration into new states or health plan acquisitions.

Our integrated approach helps to assure that consistent sources of claim and member information are provided across all of our health plans. Our membership and claims processing system is capable of expanding to support additional members in an efficient manner as needed. We have a disaster recovery and business resumption plan developed and implemented in conjunction with a third party. This plan allows us complete access to the business resumption centers and hot-site facilities provided by the plan.

Specialty Services

Our Specialty Services segment is a key component of our healthcare enterprise and complements our core Medicaid Managed Care business. The specialty services diversify our revenue stream, provide higher quality health outcomes to our membership and others, and assist in controlling costs. Our specialty services are provided primarily through the following interrelated businesses:

•	Behavioral Health. Cenpatico Behavioral Health manages behavioral healthcare for members via a contracted network of providers. Cenpatico works with providers to determine the best course of treatment for a given diagnosis and helps ensure members and their providers are aware of the full array of services available. Our networks feature a range of services so that patients can be treated at an appropriate level of care. We also run school-based programs in Arizona that focus on students with special needs. We acquired Cenpatico in 2003.

•	Disease Management. Our disease management providers, AirLogix and Cardium Health, specialize in chronic respiratory disease management and cardiac disease management. Through their specialization in respiratory management, AirLogix uses self-care therapies, in-home interaction and informatics processes to deliver highly effective clinical results, enhanced patient-provider satisfaction and greater cost reductions in respiratory management. We acquired AirLogix in July 2005. Through a people centered, multi-disciplinary and integrated approach, Cardium Health uses primary health coaches, customized care plans, and disease-specific education to assist patients in achieving their health goals and deliver enhanced patient-provider satisfaction and greater cost reductions in chronic disease management. We acquired Cardium Health in May 2006.

•	Long-term Care. Bridgeway Health Solutions provides long-term care services to the elderly and people with disabilities on SSI that meet income and resources requirements who are at risk of being or are institutionalized. Bridgeway has members in the Maricopa, Yuma and La Paz counties of Arizona. Bridgeway attempts to distinguish itself from other Medicaid and Medicare health plans through ongoing participation with community groups to address situations that might be barriers to quality care and independent living. Bridgeway commenced operations in October 2006.

•	Managed Vision. OptiCare manages vision benefits for members via a contracted network of providers. OptiCare works with providers to provide a variety of vision plan designs and helps ensure members and their providers are aware of the full array of products and services available. Our networks feature a range of products and services so that patients can be treated at an appropriate level of care. We acquired the managed vision business of OptiCare Health Systems, Inc. in July 2006.

•	Nurse Triage. NurseWise provides a toll-free nurse triage line 24 hours per day, 7 days per week, 52 weeks per year. Our members call one number and reach customer service representatives and bilingual nursing staff who provide health education, triage advice and offer continuous access to health plan functions. Additionally, our representatives verify eligibility, confirm primary care provider assignments and provide benefit and network referral coordination for members and providers after business hours. Our staff can arrange for urgent pharmacy refills, transportation and qualified behavioral health professionals for crisis stabilization assessments. Call volume is based on membership levels and seasonal variation. NurseWise commenced operations in 1998.

•	Pharmacy Benefits Management. US Script is a pharmacy benefits manager that administers pharmacy benefits and processes pharmacy claims via its proprietary claims processing software. US Script has developed and administers a contracted national network of retail pharmacies. We acquired US Script in January 2006.

•	Treatment Compliance. ScriptAssist is a treatment compliance program that uses psychological-based tools to predict which patients are likely to be non-compliant regarding taking their medications, and then to motivate those at-risk patients to adhere to their doctors’ advice. ScriptAssist uses registered nurses to educate patients about the reasons for the medications they were prescribed, to provide accurate information about side effects and risks of such medications, and to keep the doctors informed of the patients’ progress between visits. We acquired ScriptAssist in 2003.

Corporate Compliance

Our Corporate Ethics and Compliance Program was first established in 1998 and provides methods by which we further enhance operations, safeguard against fraud and abuse, improve access to quality care and helps assure that our values are reflected in everything we do.

The two primary standards by which corporate compliance programs in the healthcare industry are measured are the 1991 Federal Organizational Sentencing Guidelines and the “Compliance Program Guidance” series issued by the Office of the Inspector General, or OIG, of the Department of Health and Human Services. Our program contains each of the seven elements suggested by the Sentencing Guidelines and the OIG guidance. These key components are:

•	written standards of conduct;

•	designation of a corporate compliance officer and compliance committee;

•	effective training and education;

•	effective lines for reporting and communication;

•	enforcement of standards through disciplinary guidelines and actions;

•	internal monitoring and auditing; and

•	prompt response to detected offenses and development of corrective action plans.

Our internal Corporate Compliance website, accessible by all employees, contains our Business Ethics and Conduct Policy, our Mission, Values and Philosophies and Compliance Programs, a company-wide policy and procedure database and our toll-free hotline to allow employees or other persons to report suspected incidents of fraud, abuse or other violations. The audit committee and the board of directors review a full compliance report, including an incident log, on a quarterly basis.

Competition

We continue to face varying and increasing levels of competition as we expand in our existing service areas or enter new markets as federal regulations require at least two competitors in each service area. Healthcare reform proposals may cause a number of commercial managed care organizations to decide to enter or exit the Medicaid market.

In our business, our principal competitors for state contracts, members and providers consist of the following types of organizations:

•	Medicaid Managed Care Organizations focus solely on providing healthcare services to Medicaid recipients. Many of these operate in one city or state and are owned by providers, primarily hospitals.

•	National and Regional Commercial Managed Care Organizations have Medicaid members in addition to members in private commercial plans. Some of these organizations offer a range of specialty services including pharmacy benefits management, behavioral health management, disease management, and nurse triage call support centers.

•	Primary Care Case Management Programs are programs established by the states through contracts with primary care providers. Under these programs, physicians provide primary care services to Medicaid recipients, as well as limited medical management oversight.

We compete with other managed care organizations and specialty companies for state contracts. In order to grant a contract, state governments consider many factors. These factors include quality of care, financial requirements, an ability to deliver services and establish provider networks and infrastructure. In addition, our specialty companies also compete with other providers, such as disease management companies and pharmacy benefits managers for non-governmental contracts.

We also compete to enroll new members and retain existing members. People who wish to enroll in a managed healthcare plan or to change healthcare plans typically choose a plan based on the quality of care and services offered, ease of access to services, a specific provider being part of the network and the availability of supplemental benefits. In certain markets, where recipients select a physician instead of a health plan, we are able to grow our membership by adding new physicians to our provider base.

We also compete with other managed care organizations to enter into contracts with physicians, physician groups and other providers. We believe the factors that providers consider in deciding whether to contract with us include existing and potential member volume, reimbursement rates, medical management programs, speed of reimbursement and administrative service capabilities. See “Risk Factors — Competition may limit our ability to increase penetration of the markets that we serve.”

Regulation

Our healthcare and specialty operations are regulated at both state and federal levels. Government regulation of the provision of healthcare products and services is a changing area of law that varies from jurisdiction to jurisdiction. Regulatory agencies generally have discretion to issue regulations and interpret and enforce laws and rules. Changes in applicable laws and rules also may occur periodically.

Our regulated subsidiaries are licensed to operate as health maintenance organizations and/or insurance companies in their respective states. In each of the jurisdictions in which we operate, we are regulated by the relevant health, insurance and/or human services departments that oversee the activities of managed care organizations providing or arranging to provide services to Medicaid enrollees.

The process for obtaining authorization to operate as a managed care organization is complex and requires demonstration to the regulators of the adequacy of the health plan’s organizational structure, financial resources, utilization review, quality assurance programs, complaint procedures, provider network adequacy and procedures for covering emergency medical conditions. Under both state managed care organization statutes and state insurance laws, our health plan subsidiaries must comply with minimum statutory capital requirements and other financial requirements, such as deposit and reserve requirements. Insurance regulations may also require prior state approval of acquisitions of other managed care organizations’ businesses and the payment of dividends, as well as notice for loans or the transfer of funds. Our subsidiaries are also subject to periodic reporting requirements. In addition, each health plan must meet criteria to secure the approval of state regulatory authorities before implementing operational changes, including the development of new product offerings and, in some states, the expansion of service areas.

States have adopted a number of regulations that may affect our business and results of operations. These regulations in certain states include:

•	premium and maintenance taxes;

•	stringent prompt-pay laws;

•	requirements of National Provider Identifier numbers on claim submittals;

•	disclosure requirements regarding provider fee schedules and coding procedures; and

•	programs to monitor and supervise the activities and financial solvency of provider groups.

State Contracts

In order to be a Medicaid Managed Care organization in each of the states in which we operate, we must operate under a contract with the state’s Medicaid agency. States generally use either a formal proposal process, reviewing a number of bidders, or award individual contracts to qualified applicants that apply for entry to the program. We receive monthly payments based on specified capitation rates determined on an actuarial basis. These rates differ by membership category and by state depending on the specific benefits and policies adopted by each state.

Our contracts with the states and regulatory provisions applicable to us generally set forth the requirements for operating in the Medicaid sector, including provisions relating to:

•	eligibility, enrollment and disenrollment processes;

•	covered services;

•	eligible providers;

•	subcontractors;

•	record-keeping and record retention;

•	periodic financial and informational reporting;

•	quality assurance;

•	health education and wellness and prevention programs;

•	timeliness of claims payment;

•	financial standards;

•	safeguarding of member information;

•	fraud and abuse detection and reporting;

•	grievance procedures; and

•	organization and administrative systems.

A health plan’s compliance with these requirements is subject to monitoring by state regulators and by CMS. A health plan is also subject to periodic comprehensive quality assurance evaluations by a third-party reviewing organization and generally by the insurance department of the jurisdiction that licenses the health plan. A health plan must also submit reports to various regulatory agencies, including quarterly and annual statutory financial statements and utilization reports.

The table below sets forth the term of our state contracts and provides details regarding related renewal or extension and termination provisions as of December 31, 2006.

State Contract	Expiration Date	Renewal or Extension by the State	Termination by the State

Arizona — Behavioral Health	June 30, 2008	May be extended for up to two additional years.	May be terminated for convenience or an event of default.
Arizona — Long-term Care	September 30, 2009	May be extended for up to two additional years.	May be terminated for convenience or an event of default.
Georgia	June 30, 2007	Renewable for five additional one- year terms.	May be terminated for an event of default or significant changes in circumstances.
Indiana	December 31, 2010	May be extended for up to two additional years.	May be terminated for convenience or an event of default.
Kansas — Behavioral Health	June 30, 2008	May be extended with four one- year renewal options.	May be terminated for cause, or without cause for lack of funding.
Missouri	June 30, 2007	Contract rights sold effective February 1, 2007.
New Jersey	June 30, 2007	Renewable annually for successive 12-month periods.	May be terminated for convenience or an event of default.
Ohio	June 30, 2007	Renewable annually for successive 12-month periods.	May be terminated for an event of default.
Ohio — ABD	June 30, 2007	Renewable annually for successive 12-month periods.	May be terminated for an event of default.
Texas	August 31, 2008	May be extended for up to six additional years.	May be terminated for convenience, an event of default or lack of federal funding.
Texas — Exclusive Provider Organization	August 31, 2007	May be extended for up to three additional years.	May be terminated upon any event of default or in the event of lack of state or federal funding.
Wisconsin	December 31, 2007	Renewable through the states’ periodic recertification process.	May be terminated if a change in state or federal laws, rules or regulations materially affects either party’s right or responsibilities or for an event of default or lack of funding
Wisconsin — Network Health Plan Subcontract	December 31, 2011	Renews automatically for successive five-year terms.	May be terminated upon two-years notice prior to the end of the then current term or if a change in state or federal laws, rules or regulations materially affects either party’s rights or responsibilities under the contract, or if Network Health Plan’s contract with the State is terminated.
Wisconsin SSI	December 31, 2007	Renewable through the states’ periodic recertification process.	May be terminated for convenience, if a change in state or federal laws, rules or regulations materially affects either party’s rights or responsibilities, or an event of default or lack of funding.

HIPAA.  In 1996, Congress enacted the Health Insurance Portability and Accountability Act of 1996, or HIPAA. The Act is designed to improve the portability and continuity of health insurance coverage and simplify the administration of health insurance claims. Among the main requirements of HIPAA are standards for the processing of health insurance claims and related transactions.

The regulation’s requirements apply to transactions conducted using “electronic media.” Since “electronic media” is defined broadly to include “transmissions that are physically moved from one location to another using magnetic tape, disk or compact disk media,” many communications are considered to be electronically transmitted. Under the HIPAA regulations, health plans are required to have the capacity to accept and send all covered transactions in a standardized electronic format. Penalties can be imposed for failure to comply with these requirements.

HIPAA regulations also protect the privacy of medical records and other personal health information maintained and used by healthcare providers, health plans and healthcare clearinghouses. We have implemented processes, policies and procedures to comply with the HIPAA privacy regulations, including education and training for employees. In addition, the corporate privacy officer and health plan privacy officials serve as resources to employees to address any questions or concerns they may have. Among numerous other requirements, the privacy regulations:

•	limit certain uses and disclosures of private health information, and require patient authorizations for such uses and disclosures of private health information;

•	guarantee patients rights to access their medical records and to know who else has accessed them;

•	limit most disclosure of health information to the minimum needed for the intended purpose;

•	establish procedures to ensure the protection of private health information;

•	authorize access to records by researchers and others; and

•	impose criminal and civil sanctions for improper uses or disclosures of health information.

The preemption provisions of HIPAA provide that the federal standards will not preempt state laws that are more stringent than the related federal requirements. In addition, the Secretary of HHS may grant exceptions allowing state laws to prevail if one or more of a number of conditions are met, including but not limited to the following:

•	the state law is necessary to prevent fraud and abuse related to the provision of and payment for healthcare;

•	the state law is necessary to ensure appropriate state regulation of insurance and health plans;

•	the state law is necessary for state reporting on healthcare delivery or costs; or

•	the state law addresses controlled substances.

In 2003, HHS published final regulations relating to the security of electronic individually identifiable health information. Compliance was required by April 2005. These rules require healthcare providers, health plans and healthcare clearinghouses to implement administrative, physical and technical safeguards to ensure the privacy and confidentiality of such information when it is electronically stored, maintained or transmitted through such devices as user authentication mechanisms and system activity audits. In addition, numerous states have adopted personal data security laws that provide for, among other things, private rights of action for breaches of data security and mandatory notification to persons whose identifiable information is obtained without authorization.

Patients’ Rights Legislation

The United States Senate and House of Representatives passed different versions of patients’ rights legislation in June and August 2001, respectively. Both versions included provisions that specifically apply protections to participants in federal healthcare programs, including Medicaid beneficiaries. Although no such federal legislation has been enacted, patients’ rights legislation is frequently proposed in Congress. If enacted, this type of legislation could expand our potential exposure to lawsuits and increase our regulatory compliance costs. Depending on the final form of any patients’ rights legislation, such legislation could, among other things, expose us to liability for economic and punitive damages for making determinations that deny benefits or delay beneficiaries’ receipt of benefits as a result of our medical necessity or other coverage determinations. We cannot predict when or whether patients’ rights legislation will be enacted into law or, if enacted, what final form such legislation might take.

Other Fraud and Abuse Laws

Investigating and prosecuting healthcare fraud and abuse became a top priority for law enforcement entities in the last decade. The focus of these efforts has been directed at participants in public government healthcare programs such as Medicaid. The laws and regulations relating to Medicaid fraud and abuse and the contractual requirements applicable to health plans participating in these programs are complex and changing and may require substantial resources.

Properties

Our corporate office headquarters building is located in St. Louis, Missouri. The real estate we own surrounding this building is adequate to accommodate office expansion needs to support future company growth. Effective December 30, 2005, we executed an agreement with the City of Clayton, Missouri, a suburb of St. Louis, for the redevelopment of certain properties surrounding our corporate offices. Our primary purpose for the agreement is to accommodate office expansion needs for future company growth. The total scope of the project includes building two new office towers and street-level retail space. We plan to occupy a portion of those towers. The total expected cost of the project is approximately $210 million. It is not our intent to serve as developer of the project or finance the project construction costs. We operate claims processing facilities in Missouri and Montana. We lease space in the states where our health plans and specialty companies operate. We are required by various insurance and regulatory authorities to have offices in the service areas where we provide benefits. We believe our current facilities are adequate to meet our operational needs for the foreseeable future.

Legal Proceedings

Two class action lawsuits were filed against us and certain of our officers and directors in the United States District Court for the Eastern District of Missouri, one in July 2006, or the July Class Action Lawsuit, and one in August 2006, or the August Class Action Lawsuit. The July Class Action Lawsuit and the August Class Action Lawsuit were consolidated on November 2, 2006 and an amended consolidated complaint was filed in the United States District Court for the Eastern District of Missouri on January 17, 2007, which we refer to as the Consolidated Class Action Lawsuit. The Consolidated Class Action Lawsuit alleges, on behalf of purchasers of our common stock from April 25, 2006 through July 17, 2006, that we and certain of our officers and directors violated federal securities laws by issuing a series of materially false statements prior to the announcement of our fiscal 2006 second quarter results. According to the Consolidated Class Action Lawsuit, these allegedly materially false statements had the effect of artificially inflating the price of our common stock, which subsequently dropped after the issuance of a press release announcing our preliminary fiscal 2006 second quarter earnings and revised guidance. We believe the case is without merit and have filed a motion to dismiss the Consolidated Class Action Lawsuit.

Additionally, in August 2006, a separate derivative action was filed on behalf of Centene Corporation against us and certain of our officers and directors in the United States District Court for the Eastern District of Missouri. Plaintiff purports to bring suit derivatively on behalf of the Company against the Company’s directors for breach of fiduciary duties, gross mismanagement and waste of corporate assets by reason of the directors’ alleged failure to correct the misstatements alleged in the Consolidated Class Action Lawsuits discussed above. The derivative complaint largely repeats the allegations in the Consolidated Class Action Lawsuits. Based on discussions that have been held with plaintiff’s counsel, it is our understanding that plaintiff does not intend to pursue this action until the Consolidated Class Action Lawsuits proceed past the dismissal stage. Although this matter is in its early stages and no precise prediction of its outcome can be made, we believe the case is without merit and plan to vigorously defend against this lawsuit.

In addition, we routinely are subjected to legal proceedings in the normal course of business. While the ultimate resolution of such matters is uncertain, we do not expect the results of any of these matters discussed above individually, or in the aggregate, to have a material effect on our financial position or results of operations.

Employees

As of December 31, 2006, we had approximately 2,600 employees. Our employees are not represented by a union. We believe our relationships with our employees are good.

DESCRIPTION OF CERTAIN INDEBTEDNESS

We have a revolving credit agreement with several lending institutions, for which LaSalle Bank National Association serves as administrative agent and co-lead arranger, Wachovia Capital Markets, LLC serves as co-lead arranger, and Wachovia Bank, National Association serves as syndication agent. Our obligations under the credit agreement are unsecured and are not guaranteed by any of our subsidiaries. The total amount available under the credit agreement is $300.0 million, including a sub-facility for letters of credit in an aggregate amount of up to $75.0 million. Borrowings under the credit agreement bear interest based upon LIBOR rates, the Federal Funds Rate or the Prime Rate. There is a commitment fee on the unused portion of the agreement that ranges from 0.15% to 0.275% depending on the total debt to EBITDA ratio. The credit agreement contains non-financial and financial covenants, including requirements of minimum fixed charge coverage ratios, maximum debt to EBITDA ratios and minimum net worth. The credit agreement will expire in September 2011. As of March 31, 2007, we had no borrowings outstanding under the credit agreement and $24.5 million in letters of credit outstanding, leaving availability of $275.5 million. As of March 31, 2007, we were in compliance with all covenants.

In May 2006, one of our subsidiaries executed a three- year $25.0 million Revolving Loan Agreement which is non-recourse to Centene. Borrowings under the agreement bear interest based upon LIBOR rates plus 1.50%. Subject to the terms and conditions of the agreement, the proceeds of the Revolving Loan may only be used for the acquisition of certain properties contiguous to our corporate headquarters as part of our redevelopment agreement with the city of Clayton, Missouri. As of March 31, 2007, our subsidiary had $8.4 million in borrowings outstanding, which bore interest at 6.8%. This subsidiary also had mortgage loans of $12.3 million outstanding, which are non-recourse to Centene, but are secured by our current headquarters building and one of the additional properties which would be part of the redevelopment. These mortgage loans mature on January 1, 2010 and bear interest at 7.5%.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

Simultaneously with the sale of the outstanding notes, we entered into a registration rights agreement with the initial purchasers of the outstanding notes — Banc of America Securities LLC, Wachovia Capital Markets, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, ABN AMRO Incorporated, Allen & Company LLC, and Goldman, Sachs & Co. Under the registration rights agreement, we agreed, among other things, to:

•	file a registration statement relating to a registered exchange offer for the outstanding notes with the SEC no later than 90 days after the date of the issuance of the outstanding notes;

•	use our commercially reasonable efforts to cause the SEC to declare the registration statement effective under the Securities Act no later than 180 days after the date of the issuance of the outstanding notes; and

•	commence and use our commercially reasonable efforts to consummate the exchange offer no later than the 45th business day after the registration statement was declared effective by the SEC.

We are conducting the exchange offer to satisfy our obligations under the registration rights agreement. If we fail to meet certain specified deadlines under the registration rights agreement, we will be obligated to pay liquidated damages to the holders of the outstanding notes. A copy of the registration rights agreement has been filed with the SEC as Exhibit 10.1 to our Current Report on Form 8-K dated March 23, 2007, and is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

The form and terms of the exchange notes are the same as the form and terms of the outstanding notes, except that the exchange notes:

•	will be registered under the Securities Act;

•	will not bear restrictive legends restricting their transfer under the Securities Act;

•	will not be entitled to the registration rights that apply to the outstanding notes; and

•	will not contain provisions relating to liquidated damages in connection with the outstanding notes under circumstances related to the timing of the exchange offer.

The exchange offer is not extended to original note holders in any jurisdiction where the exchange offer does not comply with the securities or blue sky laws of that jurisdiction.

Terms of the Exchange Offer

We are offering to exchange up to $175,000,000 aggregate principal amount of exchange notes for a like aggregate principal amount of outstanding notes. The outstanding notes must be tendered properly in accordance with the conditions set forth in this prospectus and the accompanying letter of transmittal on or prior to the expiration date and not withdrawn as permitted below. In exchange for outstanding notes properly tendered and accepted, we will issue a like total principal amount of up to $175,000,000 in exchange notes. This prospectus, together with the letter of transmittal, is first being sent on or about May 31 2007, to all holders of outstanding notes known to us. Our obligation to accept outstanding notes for exchange in the exchange offer is subject to the conditions described below under the heading “— Conditions to the Exchange Offer.” The exchange offer is not conditioned upon holders tendering a minimum principal amount of outstanding notes. As of the date of this prospectus, $175,000,000 aggregate principal amount of outstanding notes are outstanding.

Outstanding notes tendered in the exchange offer must be in denominations of the principal amount of $1,000 and any integral multiple of $1,000 in excess thereof.

Holders of the outstanding notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. If you do not tender your outstanding notes or if you tender outstanding notes that we do not accept, your outstanding notes will remain outstanding. Any outstanding notes will be entitled to the benefits of the indenture but will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances. Existing transfer restrictions would continue to apply to such outstanding notes. See

“Risk Factors — There are significant consequences if you fail to exchange your outstanding notes” for more information regarding outstanding notes outstanding after the exchange offer.

After the expiration date, we will return to the holder any tendered outstanding notes that we did not accept for exchange.

None of us, our board of directors or our management recommends that you tender or not tender outstanding notes in the exchange offer or has authorized anyone to make any recommendation. You must decide whether to tender in the exchange offer and, if you decide to tender, the aggregate amount of outstanding notes to tender.

The expiration date is 5:00 p.m., New York City time, on June 28, 2007, or such later date and time to which we extend the exchange offer.

We have the right, in accordance with applicable law, at any time:

•	to delay the acceptance of the outstanding notes;

•	to terminate the exchange offer and not accept any outstanding notes for exchange if we determine that any of the conditions to the exchange offer have not occurred or have not been satisfied;

•	to extend the expiration date of the exchange offer and retain all outstanding notes tendered in the exchange offer other than those notes properly withdrawn; and

•	to waive any condition or amend the terms of the exchange offer in any manner.

If we materially amend the exchange offer, we will as promptly as practicable distribute a prospectus supplement to the holders of the outstanding notes disclosing the change and extend the exchange offer.

If we exercise any of the rights listed above, we will as promptly as practicable give oral or written notice of the action to the exchange agent and will make a public announcement of such action. In the case of an extension, an announcement will be made no later than 9:00 a.m., New York City time on the next business day after the previously scheduled expiration date.

Acceptance of Outstanding notes for Exchange and Issuance of Outstanding notes

As promptly as practicable after the expiration date, we will accept all outstanding notes validly tendered and not withdrawn, and we will issue exchange notes registered under the Securities Act to the exchange agent. The exchange agent might not deliver the exchange notes to all tendering holders at the same time. The timing of delivery depends upon when the exchange agent receives and processes the required documents.

We will be deemed to have exchanged outstanding notes validly tendered and not withdrawn when we give oral or written notice to the exchange agent of our acceptance of the tendered outstanding notes, with written confirmation of any oral notice to be given promptly thereafter. The exchange agent is our agent for receiving tenders of outstanding notes, letters of transmittal and related documents.

In tendering outstanding notes, you must warrant in the letter of transmittal or in an agent’s message (described below) that:

•	you have full power and authority to tender, exchange, sell, assign and transfer outstanding notes;

•	we will acquire good, marketable and unencumbered title to the tendered outstanding notes, free and clear of all liens, restrictions, charges and other encumbrances; and

•	the outstanding notes tendered for exchange are not subject to any adverse claims or proxies.

You also must warrant and agree that you will, upon request, execute and deliver any additional documents requested by us or the exchange agent to complete the exchange, sale, assignment and transfer of the outstanding notes.

Procedures for Tendering Outstanding notes

Valid Tender

When the holder of outstanding notes tenders, and we, accept outstanding notes for exchange, a binding agreement between us, on the one hand, and the tendering holder, on the other hand, is created, subject to the terms and conditions set forth in this prospectus and the accompanying letter of transmittal. Except as set forth below, a holder of outstanding notes who wishes to tender outstanding notes for exchange must, on or prior to the expiration date:

•	transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal (including outstanding notes), to the exchange agent, The Bank of New York Trust Company, N.A., at the address set forth below under the heading “— Exchange Agent;”

•	if outstanding notes are tendered pursuant to the book-entry procedures set forth below, the tendering holder must deliver a completed and duly executed letter of transmittal or arrange with the Depository Trust Company, or DTC, to cause an agent’s message to be transmitted with the required information (including a book-entry confirmation), to the exchange agent at the address set forth below under the heading “— Exchange Agent,” or

•	comply with the provisions set forth below under “— Guaranteed Delivery.”

In addition, on or prior to the expiration date:

•	the exchange agent must receive the certificates for the outstanding notes and the letter of transmittal;

•	the exchange agent must receive a timely confirmation of the book-entry transfer of the outstanding notes being tendered into the exchange agent’s account at DTC, along with the letter of transmittal or an agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

The letter of transmittal or agent’s message may be delivered by mail, facsimile, hand delivery or overnight carrier, to the exchange agent.

The term “agent’s message” means a message transmitted to the exchange agent by DTC which states that DTC has received an express acknowledgment that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such holder.

If you beneficially own outstanding notes and those notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian and you wish to tender your outstanding notes in the exchange offer, you should contact the registered holder as soon as possible and instruct it to tender the outstanding notes on your behalf and comply with the instructions set forth in this prospectus and the letter of transmittal.

If you tender fewer than all of your outstanding notes, you should fill in the amount of notes tendered in the appropriate box on the letter of transmittal. If you do not indicate the amount tendered in the appropriate box, we will assume you are tendering all outstanding notes that you hold.

The method of delivery of the certificates for the outstanding notes, the letter of transmittal and all other required documents is at the election and sole risk of the holders. If delivery is by mail, we recommend registered mail with return receipt requested, properly insured, or overnight delivery service. In all cases, you should allow sufficient time to assure timely delivery. No letters of transmittal or outstanding notes should be sent directly to us. Delivery is complete when the exchange agent actually receives the items to be delivered. Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the exchange agent.

Signature Guarantees

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the outstanding notes surrendered for exchange are tendered:

•	by a registered holder of outstanding notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

An “eligible institution” is a firm or other entity which is identified as an “Eligible Guarantor Institution” in Rule 17Ad-15 under the Exchange Act, including:

•	a bank;

•	a broker, dealer, municipal securities broker or dealer or government securities broker or dealer;

•	a credit union;

•	a national securities exchange, registered securities association or clearing agency; or

•	a savings association.

If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, the guarantor must be an eligible institution.

If outstanding notes are registered in the name of a person other than the signer of the letter of transmittal, the outstanding notes surrendered for exchange must be endorsed or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the holder’s signature guaranteed by an eligible institution.

Book-Entry Transfers

For tenders by book-entry transfer of outstanding notes cleared through DTC, the exchange agent will make a request to establish an account at DTC for purposes of the exchange offer. Any financial institution that is a DTC participant may make book- entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC may use the Automated Tender Offer Program, or ATOP, procedures to tender outstanding notes. Accordingly, any participant in DTC may make book-entry delivery of outstanding notes by causing DTC to transfer those outstanding notes into the exchange agent’s account in accordance with its ATOP procedures for transfer.

Notwithstanding the ability of holders of outstanding notes to effect delivery of outstanding notes through book-entry transfer at DTC, either:

•	the letter of transmittal or a facsimile thereof, or an agent’s message in lieu of the letter of transmittal, with any required signature guarantees and any other required documents must be transmitted to and received by the exchange agent prior to the expiration date at the address given below under “— Exchange Agent;” or

•	the guaranteed delivery procedures described below must be complied with.

Guaranteed Delivery

If a holder wants to tender outstanding notes in the exchange offer and (1) the certificates for the outstanding notes are not immediately available or all required documents are unlikely to reach the exchange agent on or prior to the expiration date, or (2) a book-entry transfer cannot be completed on a timely basis, the outstanding notes may be tendered if the holder complies with the following guaranteed delivery procedures:

•	the tender is made by or through an eligible institution;

•	the eligible institution delivers a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided, to the exchange agent on or prior to the expiration date:

•	setting forth the name and address of the holder of the outstanding notes being tendered and the amount of the outstanding notes being tendered;

•	stating that the tender is being made; and

•	guaranteeing that, within three (3) New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal, or an agent’s message, with any required signature guarantees and any other documents required by the letter of transmittal, will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives the certificates for the outstanding notes, or a confirmation of book-entry transfer, and a properly completed and duly executed letter of transmittal, or an agent’s message in lieu thereof, with any required signature guarantees and any other documents required by the letter of transmittal within three (3) New York Stock Exchange trading days after the notice of guaranteed delivery is executed for all such tendered outstanding notes.

You may deliver the notice of guaranteed delivery by hand, facsimile, mail or overnight delivery to the exchange agent and you must include a guarantee by an eligible institution in the form described above in such notice.

Our acceptance of properly tendered outstanding notes is a binding agreement between the tendering holder and us upon the terms and subject to the conditions of the exchange offer.

Determination of Validity

We, in our sole discretion, will resolve all questions regarding the form of documents, validity, eligibility, including time of receipt, and acceptance for exchange of any tendered outstanding notes. Our determination of these questions as well as our interpretation of the terms and conditions of the exchange offer, including the letter of transmittal, will be final and binding on all parties. A tender of outstanding notes is invalid until all defects and irregularities have been cured or waived. Holders must cure any defects and irregularities in connection with tenders of outstanding notes for exchange within such reasonable period of time as we will determine, unless we waive the defects or irregularities. Neither us, any of our affiliates or assigns, the exchange agent nor any other person is under any obligation to give notice of any defects or irregularities in tenders nor will they be liable for failing to give any such notice.

We reserve the absolute right, in our sole and absolute discretion:

•	to reject any tenders determined to be in improper form or unlawful;

•	to waive any of the conditions of the exchange offer; and

•	to waive any condition or irregularity in the tender of outstanding notes by any holder, whether or not we waive similar conditions or irregularities in the case of other holders.

If any letter of transmittal, endorsement, bond power, power of attorney, or any other document required by the letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person must indicate such capacity when signing. In addition, unless waived by us, the person must submit proper evidence satisfactory to us, in our sole discretion, of his or her authority to so act.

Resales of Exchange Notes

Based on interpretive letters issued by the SEC staff to third parties in transactions similar to the exchange offer, we believe that a holder of exchange notes, other than a broker-dealer, may offer exchange notes for resale, resell and otherwise transfer the exchange notes without delivering a prospectus to prospective purchasers, if the holder acquired the exchange notes in the ordinary course of business, has no intention of engaging in a “distribution” (as defined under the Securities Act) of the exchange notes and is not an “affiliate” (as defined under the Securities Act) of Centene. We will not seek our own interpretive letter. As a result, we cannot assure you that the staff will take the same position on this exchange offer as it did in interpretive letters to other parties in similar transactions.

By tendering outstanding notes, the holder, other than participating broker-dealers, as defined below, of those outstanding notes will represent to us that, among other things:

•	the exchange notes acquired in the exchange offer are being obtained in the ordinary course of business of the person receiving the exchange notes, whether or not that person is the holder;

•	neither the holder nor any other person receiving the exchange notes is engaged in, intends to engage in or has an arrangement or understanding with any person to participate in a “distribution” (as defined under the Securities Act) of the exchange notes; and

•	neither the holder nor any other person receiving the exchange notes is an “affiliate” (as defined under the Securities Act) of Centene.

If any holder or any such other person is an “affiliate” of Centene or is engaged in, intends to engage in or has an arrangement or understanding with any person to participate in a “distribution” of the exchange notes, such holder or other person:

•	may not rely on the applicable interpretations of the staff of the SEC referred to above; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes must represent that the outstanding notes to be exchanged for the exchange notes were acquired by it as a result of market-making activities or other trading activities and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any offer to resell, resale or other retransfer of the exchange notes pursuant to the exchange offer. Any such broker-dealer is referred to as a participating broker-dealer. However, by so acknowledging and by delivering a prospectus, the participating broker-dealer will not be deemed to admit that it is an “underwriter” (as defined under the Securities Act). If a broker-dealer acquired outstanding notes as a result of market-making or other trading activities, it may use this prospectus, as amended or supplemented, in connection with offers to resell, resales or retransfers of exchange notes received in exchange for the outstanding notes pursuant to the exchange offer. We have agreed that, during the period ending 180 days after the consummation of the exchange offer, subject to extension in limited circumstances, we will use all commercially reasonable efforts to keep the exchange offer registration statement effective and make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

Withdrawal Rights

You can withdraw tenders of outstanding notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, you must deliver a written notice of withdrawal to the exchange agent. The notice of withdrawal must:

•	specify the name of the person tendering the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the total principal amount of outstanding notes to be withdrawn;

•	where certificates for outstanding notes are transmitted, list the name of the registered holder of the outstanding notes if different from the person withdrawing the outstanding notes;

•	contain a statement that the holder is withdrawing his election to have the outstanding notes exchanged;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the outstanding notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the outstanding notes register the transfer of the outstanding notes in the name of the person withdrawing the tender.

If you delivered or otherwise identified pursuant to the guaranteed delivery procedures outstanding notes to the exchange agent, you must submit the serial numbers of the outstanding notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an eligible institution, except in the case of outstanding notes tendered for the account of an eligible institution. If you tendered outstanding notes as a book-entry transfer, the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and you must deliver the notice of withdrawal to the exchange agent. You may not rescind withdrawals of tender; however, outstanding notes properly withdrawn may again be tendered at any time on or prior to the expiration date.

We will determine all questions regarding the form of withdrawal, validity, eligibility, including time of receipt, and acceptance of withdrawal notices. Our determination of these questions as well as our interpretation of the terms and conditions of the exchange offer (including the letter of transmittal) will be final and binding on all parties. Neither us, any of our affiliates or assigns, the exchange agent nor any other person is under any obligation to give notice of any irregularities in any notice of withdrawal, nor will they be liable for failing to give any such notice.

In the case of outstanding notes tendered by book-entry transfer through DTC, the outstanding notes withdrawn or not exchanged will be credited to an account maintained with DTC. Withdrawn outstanding notes will be returned to the holder after withdrawal. The outstanding notes will be returned or credited to the account maintained with DTC as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Any outstanding notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to the holder.

Properly withdrawn outstanding notes may again be tendered by following one of the procedures described under “— Procedures for Tendering Outstanding notes” above at any time prior to 5:00 p.m., New York City time, on the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes, and we may terminate or amend the exchange offer, if at any time prior to 5:00 p.m., New York City time, on the expiration date, we determine that the exchange offer violates applicable law or SEC policy.

The foregoing conditions are for our sole benefit, and we may assert them regardless of the circumstances giving rise to any such condition, or we may waive the conditions, completely or partially, whenever or as many times as we choose, in our reasonable discretion. The foregoing rights are not deemed waived because we fail to exercise them, but continue in effect, and we may still assert them whenever or as many times as we choose. If we determine that a waiver of conditions materially changes the exchange offer, the prospectus will be amended or supplemented, and the exchange offer extended, if appropriate, as described under “— Terms of the Exchange Offer.”

In addition, at a time when any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or with respect to the qualification of the indenture under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), we will not accept for exchange any outstanding notes tendered, and no exchange notes will be issued in exchange for any such outstanding notes.

If we terminate or suspend the exchange offer based on a determination that the exchange offer violates applicable law or SEC policy, the registration rights agreement requires that we, as soon as practicable after such determination, use our commercially reasonable efforts to cause a shelf registration statement covering the resale of the outstanding notes to be filed and declared effective by the SEC.

Exchange Agent

We appointed The Bank of New York Trust Company, N.A., as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent at the address and phone number as follows:

By Registered or Certified Mail, Hand Delivery or Overnight Delivery:	Facsimile Transmissions:

Bank of New York	(212)- 298- 1915
Corporate Trust Operations
Reorganization Unit
101 Barclay Street — 7 East
New York, NY 10286
Attention: David A. Mauer
Telephone: (212) 815-3687

If you deliver letters of transmittal and any other required documents to an address or facsimile number other than those listed above, your tender is invalid.

Fees and Expenses

The registration rights agreement provides that we will bear all expenses in connection with the performance of our obligations relating to the registration of the exchange notes and the conduct of the exchange offer. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this prospectus and related documents to their clients that are holders of outstanding notes and for handling or tendering for such clients.

We have not retained any dealer-manager in connection with the exchange offer and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of outstanding notes pursuant to the exchange offer.

Transfer Taxes

Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange. If, however, exchange notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the outstanding notes tendered, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes in connection with the exchange offer, then the holder must pay any such transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of, or exemption from, such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

Consequences of Failure to Exchange Outstanding notes

Holders who desire to tender their outstanding notes in exchange for exchange notes should allow sufficient time to ensure timely delivery. Neither the exchange agent nor Centene is under any duty to give notification of defects or irregularities with respect to the tenders of notes for exchange.

Outstanding notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be subject to the provisions in the indenture regarding the transfer and exchange of the outstanding notes and the existing restrictions on transfer set forth in the legend on the outstanding notes and in the confidential offering memorandum dated March 15, 2007 relating to the outstanding notes. Except in limited circumstances with respect to specific types of holders of outstanding notes, we will have no further obligation to provide for the registration under the Securities Act of such outstanding notes. In general, outstanding notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will take any action to register the outstanding notes under the Securities Act or under any state securities laws.

Upon completion of the exchange offer, holders of the outstanding notes will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances. Holders of the exchange notes and any outstanding notes which remain outstanding after consummation of the exchange offer will vote together as a single class for purposes of determining whether holders of the requisite percentage of the class have taken certain actions or exercised certain rights under the indenture.

Consequences of Exchanging Outstanding notes

Under existing interpretations of the Securities Act by the SEC’s staff contained in several no-action letters to third parties, we believe that the exchange notes may be offered for resale, resold or otherwise transferred by holders after the exchange offer other than by any holder who is one of our “affiliates” (as defined in Rule 405 under the Securities Act). Such notes may be offered for resale, resold or otherwise transferred without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	such exchange notes are acquired in the ordinary course of such holder’s business; and

•	such holder, other than broker-dealers, has no arrangement or understanding with any person to participate in the distribution of the exchange notes.

However, the SEC has not considered the exchange offer in the context of a no-action letter and we cannot guarantee that the staff of the SEC would make a similar determination with respect to the exchange offer as in such other circumstances. Each holder, other than a broker-dealer, must furnish a written representation, at our request, that:

•	it is not an affiliate of Centene;

•	it is not engaged in, and does not intend to engage in, a distribution of the exchange notes and has no arrangement or understanding to participate in a distribution of exchange notes; and

•	it is acquiring the exchange notes in the ordinary course of its business.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes must acknowledge that such outstanding notes were acquired by such broker-dealer as a result of market-making or other trading activities and that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

DESCRIPTION OF THE EXCHANGE NOTES

You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, references to “Centene,” “us” and “our” refer only to Centene Corporation and not to any of its subsidiaries.

Except as otherwise indicated below, the following summary applies to both the outstanding notes issued March 22, 2007 pursuant to the indenture dated as of March 22, 2007 among Centene, as issuer, and The Bank of New York Trust Company, N.A., as trustee, and to the exchange notes to be issued in connection with the exchange offer. Centene will also issue the exchange notes under the indenture. The term notes means the exchange notes and the outstanding notes, in each case outstanding at any given time and issued under the indenture. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. The terms of the exchange notes are the same as the terms of the outstanding notes, except that (i) the exchange notes will be registered under the Securities Act, (ii) the exchange notes will not bear restrictive legends restricting their transfer under the Securities Act, (iii) holders of the exchange notes are not entitled to certain rights under the registration rights agreement and (iv) the exchange notes will not contain provisions relating to liquidated damages in connection with the outstanding notes under circumstances related to the timing of the exchange offer.

The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. Copies of the indenture are available upon request to Centene at the address indicated under “Where You Can Find More Information” elsewhere in this prospectus. Certain defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the indenture.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes

The Notes

The notes:

•	will be senior unsecured obligations of Centene;

•	will be equal in right of payment to all existing and future senior Indebtedness of Centene, including Centene’s obligations under the Credit Agreement;

•	will be effectively subordinate in right of payment to any existing or future secured Indebtedness of Centene to the extent of the value of the assets securing such Indebtedness; and

•	will be senior in right of payment to any future subordinated Indebtedness of Centene.

None of Centene’s subsidiaries will guarantee the notes. As a result, the notes will be structurally subordinated to all Indebtedness and other liabilities (including Trade Payables and lease obligations) of Centene’s subsidiaries. Any right of Centene to receive assets of any of its subsidiaries upon the subsidiary’s liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors, except to the extent that Centene is itself recognized as a creditor of the subsidiary, in which case the claims of Centene would still be subordinate in right of payment to any security in the assets of the subsidiary and any indebtedness of the subsidiary senior to that held by Centene.

All of Centene’s operations are conducted through its subsidiaries. Therefore, Centene’s ability to service its Indebtedness, including these notes, is dependent upon the earnings of its subsidiaries and their ability to distribute those earnings as dividends, loans or other payments to Centene. Certain of Centene’s subsidiaries are restricted by statute, regulatory capital requirements and certain contractual obligations in their ability to make distributions to Centene. As a result, we may not be able to cause the subsidiaries to distribute sufficient funds to enable us to meet our obligations under the notes. See “Risk Factors — Risks Related to the Notes — Because we are a holding company and depend entirely on cash flow from our subsidiaries to meet our obligations, your right to receive payment on the notes will be effectively subordinated to our subsidiaries’ obligations.”

As of December 31, 2006, as adjusted to give effect to the offering of the outstanding notes and the use of proceeds therefrom, Centene had approximately $175.0 million of Senior Debt and Centene’s subsidiaries had approximately $415.5 million of liabilities, including Trade Payables and medical liabilities (excluding intercompany liabilities). As of the date of the indenture, all of our direct and indirect subsidiaries will be “Restricted Subsidiaries.” However, under the circumstances described below under the subheading “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture.

Principal, Maturity and Interest

The indenture provides for the issuance by Centene of an unlimited principal amount of notes, of which $175.0 million of outstanding notes were previously issued and of which up to $175.0 million of exchange notes will be issued in this exchange offer and exchanged for the outstanding notes. The Company may issue additional notes from time to time after this exchange offer under the indenture without the consent of the holders. Subject to compliance with the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” below, Centene may issue additional notes under the indenture from time to time after this offering. The initial notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions, and offers to purchase. Centene will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on April 1, 2014.

Interest on the notes will accrue at the rate of 7 1/4% per annum and will be payable semi-annually in arrears on April 1 and October 1, commencing on October 1, 2007. Centene will make each interest payment to the holders of record on the immediately preceding March 15 and September 15. Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder owning more than $10.0 million principal amount of the notes has given wire transfer instructions to Centene, Centene will pay all principal, interest and premium and Additional Interest, if any, on that holder’s notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Centene elects to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. Centene may change the paying agent or registrar without prior notice to the holders of the notes, and Centene or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. Centene is not required to transfer or exchange any note selected for redemption. Also, Centene is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Optional Redemption

At any time prior to April 1, 2011, the Company may redeem all or any portion of the notes, at once or over time, after giving the required notice under the indenture at a redemption price equal to the greater of:

(a) 100% of the principal amount of the notes to be redeemed, and

(b) the sum of the present values of (1) the redemption price of the notes at April 1, 2011 (as set forth below) and (2) the remaining scheduled payments of interest from the redemption date through April 1, 2011, but excluding accrued and unpaid interest through the redemption date, discounted to the redemption date (assuming a 360 day year consisting of twelve 30 day months), at the Treasury Rate plus 50 basis points, plus, in either case, accrued and unpaid interest, including Additional Interest, if any, to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

At any time before April 1, 2010, Centene may on one or more occasions redeem up to 35% of the aggregate principal amount of notes (including additional notes) issued under the indenture at a redemption price of 107.250% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date, with the net cash proceeds of any Equity Offering of common stock of Centene; provided, however, that:

(1) at least 65% of the original aggregate principal amount of notes issued under the indenture remains outstanding immediately after the occurrence of such redemption (excluding notes held by Centene and its Subsidiaries); and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering.

Except pursuant to the preceding paragraphs, the notes will not be redeemable at Centene’s option prior to April 1, 2011.

On or after April 1, 2011, Centene may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the years indicated below:

Year	Percentage

2011	103.625%
2012	101.813%
2013 and thereafter	100.000%

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2) if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note.

Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Mandatory Redemption

Centene is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

Upon the occurrence of a Change of Control, each holder of notes will have the right to require Centene to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in the indenture. In the Change of Control Offer, Centene will offer a payment in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Additional Interest, if any, on the notes repurchased, to the date of purchase.

Within 10 days following any Change of Control, Centene will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date of such Change of Control, pursuant to the procedures required by the indenture and described in such notice. Centene will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the change of control provisions of the indenture, Centene will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the change of control provisions of the indenture by virtue of such compliance.

On the Change of Control payment date, Centene will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered and not withdrawn pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered and not withdrawn; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by Centene.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to the unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

Centene will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control payment date.

The Credit Agreement provides that certain change of control events with respect to Centene would constitute a default thereunder. Any future credit agreements or other agreements to which Centene becomes a party may contain similar restrictions and provisions. The occurrence of a Change of Control may result in a default under other Indebtedness of Centene and its Subsidiaries, giving the lenders thereunder the right to require Centene to repay obligations outstanding thereunder. Centene’s ability to repurchase notes following a Change of Control also may be limited by Centene’s then existing resources.

The provisions described above that require Centene to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable to the Change of Control event. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that Centene repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Centene will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Centene and purchases all notes properly tendered and not withdrawn under the Change of Control Offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Centene and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of notes to require Centene to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Centene and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

Centene will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) Centene (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets sold, leased, transferred, conveyed or otherwise disposed of or Equity Interests of any Restricted Subsidiary of Centene issued, sold, transferred, conveyed or otherwise disposed of;

(2) at least 75% of the consideration received in the Asset Sale by Centene or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this clause (2), each of the following will be deemed to be cash:

(a) any liabilities, as shown on Centene’s or such Restricted Subsidiary’s most recent balance sheet, of Centene or any of its Restricted Subsidiaries (other than contingent liabilities and liabilities that are by their terms subordinated to the notes) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Centene or such Restricted Subsidiary from further liability; and

(b) any securities, notes or other obligations received by Centene or any such Restricted Subsidiary from such transferee that are converted by Centene or such Restricted Subsidiary into cash within 90 days, to the extent of the cash received in that conversion; and

(3) Centene delivers an officers’ certificate to the trustee certifying that such Asset Sale complies with the foregoing clauses (1) and (2).

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, Centene or such Restricted Subsidiary may apply those Net Proceeds (or any portion thereof) at its option:

(1) to permanently repay Senior Debt of Centene (other than Indebtedness owed to Centene or any Affiliate of Centene) and, if the Senior Debt repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2) to acquire all or substantially all of the assets of, or all of the Voting Stock of, another Person engaged in a Permitted Business; or

(3) to acquire other long-term assets or property that are used in a Permitted Business;

provided that a binding commitment to apply Net Proceeds as set forth in clauses (1), (2) and (3) above shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as Centene or such Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 180 days of such commitment (an “Acceptable Commitment”) and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Proceeds are applied in connection therewith, then Centene or such Restricted Subsidiary shall be permitted to apply the Net

Proceeds in any manner set forth in clauses (1), (2) and (3) above before the expiration of such 180-day period and, in the event Centene or such Restricted Subsidiary fails to do so, then such Net Proceeds shall constitute Excess Proceeds (as defined below).

Pending the final application of any Net Proceeds, Centene may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million, Centene will make an Asset Sale Offer to all holders of notes to purchase the maximum principal amount of notes and, if Centene is required to do so under the terms of any other Indebtedness that is pari passu with the notes, such other Indebtedness on a pro rata basis with the notes, that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of the purchase of all properly tendered and not withdrawn notes pursuant to an Asset Sale Offer, Centene may use such remaining Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Centene will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, Centene will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

Certain Covenants

Covenant Termination

Following the first day:

(a) the notes have an Investment Grade Rating from both of Standard & Poor’s Ratings Group, Inc. and Moody’s Investors Service, Inc.; and

(b) no Default has occurred and is continuing under the indenture;

Centene and its Restricted Subsidiaries shall cease to be subject to the provisions of the indenture summarized under the subheadings below:

•	“Restricted Payments,”

•	“Incurrence of Indebtedness and Issuance of Preferred Stock,”

•	“Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries,”

•	“Business Activities,”

•	“Limitation on Issuances of Guarantees of Indebtedness,”

•	“Transactions with Affiliates” and

•	“Asset Sales,” described above

(collectively, the “Terminated Covenants”). No Default, Event of Default or breach of any kind shall be deemed to exist under the indenture or the notes with respect to the Terminated Covenants based on, and none of the Company or any of its Subsidiaries shall bear any liability for, any actions taken or events occurring after the notes attain an Investment Grade Rating, regardless of whether such actions or event would have been permitted if the applicable Terminated Covenants remained in effect. The Terminated Covenants will not be reinstated even if Centene subsequently does not satisfy the requirements set forth in clauses (a) and (b) above. After the Terminated

Covenants have been terminated, Centene and its Restricted Subsidiaries shall remain subject to the provisions of the indenture described above under the caption “Repurchase at the Option of the Holders — Change of Control” and described under the following subheadings:

•	“Liens,”

•	Merger, Consolidation or Sale of Assets” (other than the financial test set forth in clause (4) of that covenant),

•	“Limitations on Sale/Leaseback Transactions,”

•	“Payments for Consent” and

•	“Reports.”

Restricted Payments

Centene will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution (A) on account of Centene’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Centene or any of its Restricted Subsidiaries) or (B) to the direct or indirect holders of Centene’s or any Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends, payments or distributions (i) payable in Equity Interests (other than Disqualified Stock) of Centene or (ii) to Centene or a wholly owned Restricted Subsidiary or to all holders of Capital Stock of such Restricted Subsidiary on a pro rata basis);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Centene) any Equity Interests of Centene or any of its Restricted Subsidiaries (other than from such Equity Interests owned by Centene or any of its Restricted Subsidiaries);

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Obligations, except a payment of interest or principal at the Stated Maturity thereof; or

(4) make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(a) no Default or Event of Default has occurred and is continuing or would occur as a consequence thereof; and

(b) Centene would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the most recently ended four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Centene and the Restricted Subsidiaries after the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (5) and (6) of the next succeeding paragraph), is less than the sum, without duplication, of:

(d) 50% of the Consolidated Net Income of Centene for the period (taken as one accounting period) from the beginning of the first full fiscal quarter during which the Issue Date falls to the end of Centene’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(I) 100% of the aggregate net cash proceeds (or the Fair Market Value of property other than cash) received by Centene since the Issue Date as a contribution to its common equity capital or from the issue or sale of Equity Interests of Centene (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Centene, in either case, that have been converted into or exchanged for such Equity Interests of Centene (other than Equity Interests or Disqualified Stock or debt securities sold to a Subsidiary of Centene), plus

(II) to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash proceeds with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment, plus

(III) in case, after the date hereof, any Unrestricted Subsidiary has been redesignated as a Restricted Subsidiary under the terms of the indenture or has been merged, consolidated or amalgamated with or into, or transfers or conveys assets to, or is liquidated into Centene or a Restricted Subsidiary, an amount equal to the lesser of (1) the net book value at the date of the redesignation, combination or transfer of the aggregate Investments made by Centene and the Restricted Subsidiaries in the Unrestricted Subsidiary (or of the assets transferred or conveyed, as applicable), and (2) the Fair Market Value of the Investments owned by Centene and the Restricted Subsidiaries in such Unrestricted Subsidiary at the time of the redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable).

So long as no Default or Event of Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture;

(2) the redemption, repurchase, retirement, repayment, defeasance or other acquisition of any Subordinated Obligations of Centene or of any Equity Interests of Centene in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of Centene) of, Equity Interests of Centene (other than Disqualified Stock); provided, however, that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, repayment, defeasance or other acquisition will be excluded from clause (c)(II) of the preceding paragraph;

(3) the redemption, repurchase, repayment, retirement, defeasance or other acquisition of any Subordinated Obligations of Centene with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness; provided, however, that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, repayment, retirement, defeasance or other acquisition will be excluded from clause (c)(II) of the preceding paragraph;

(4) the redemption, repurchase or other acquisition or retirement for value of any Equity Interests of Centene or any Restricted Subsidiary of Centene (a) held by any member of Centene’s (or any of its Restricted Subsidiaries’) management pursuant to any management equity subscription plan or agreement, stock option or stock purchase plan or agreement or employee benefit plan as may be adopted by Centene from time to time or pursuant to any agreement with any director or officer in existence on the date of the indenture or (b) from an employee of Centene upon the termination of such employee’s employment with Centene; provided, however, that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests in reliance on this clause (4) may not exceed $3.0 million in any twelve month period;

(5) repurchases, acquisitions or retirements of Capital Stock of Centene deemed to occur upon the exercise or vesting of stock options or restricted stock or similar rights under employee benefit plans of Centene or its Subsidiaries if such Capital Stock represents all or a portion of the exercise price thereof or withholding tax thereon;

(6) redemptions of Capital Stock consisting of common stock of Centene so long as (1) the aggregate purchase price for such Capital Stock redeemed after the issue date shall not exceed $65,000,000, (2) all such redemptions are consummated on or before April 1, 2011 and (3) in the case of any such redemption which would cause the aggregate purchase price of all redemptions during such calendar quarter to exceed $25,000,000, on the date of such redemption, Centene delivers to the trustee a notice of such redemption which states that the aggregate amount of all redemptions during such calendar quarter will exceed $25,000,000, along with a calculation demonstrating that the Total Debt to Consolidated Cash Flow Ratio is no more than 2.0 to 1.0, both as of the date thereof (based on a computation period of the twelve calendar month period most recently ended) and on a pro forma basis after giving effect to such redemption; and

(7) other Restricted Payments in an aggregate amount since the issue date not to exceed $25.0 million.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the assets, property or securities proposed to be transferred or issued by Centene or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. Not later than the date of making any Restricted Payment (other than those set forth in clauses (1) through (7) of the preceding paragraph), Centene will deliver to the trustee an officers’ certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any fairness opinion or appraisal required by the indenture. If Centene or a Restricted Subsidiary makes a Restricted Payment which at the time of the making of such Restricted Payment would in the good faith determination of Centene be permitted under the provisions of the indenture, such Restricted Payment shall be deemed to have been made in compliance with the indenture notwithstanding any subsequent adjustments made in good faith to Centene financial statements affecting Consolidated Net Income of Centene for any period.

Incurrence of Indebtedness and Issuance of Preferred Stock

Centene will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, Guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and Centene will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock (including Disqualified Stock) other than to Centene; provided, however, that Centene may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock and any Guarantor may incur Indebtedness (including Acquired Debt), if the Fixed Charge Coverage Ratio for Centene’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.00 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the preferred stock or Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

So long as no Default shall have occurred or be continuing or would be caused thereby, the first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by Centene of additional Indebtedness and letters of credit under one or more Credit Facilities; provided that the aggregate principal amount of all Indebtedness and letters of credit of Centene and the Restricted Subsidiaries incurred pursuant to this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Centene and its Restricted Subsidiaries thereunder) does not exceed the greater of (x) $300.0 million and (y) 15% of Consolidated Total Assets;

(2) the incurrence by Centene and any of the Restricted Subsidiaries of the Existing Indebtedness after giving effect to the use of proceeds of the notes;

(3) the incurrence by Centene and any of its Restricted Subsidiaries of Indebtedness represented by the initial notes (and the related exchange notes to be issued pursuant to the Registration Rights Agreement and in exchange for any additional notes);

(4) the incurrence by Centene or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of Centene or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed $30.0 million at any time outstanding;

(5) the incurrence by Centene or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, defease, renew, refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was incurred under the first paragraph of this covenant or clauses (2), (3), (4), or this clause (5) of this paragraph;

(6) the incurrence by Centene or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Centene and any of its Restricted Subsidiaries; provided, however, that (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Centene or a Restricted Subsidiary and (ii) any subsequent sale or other transfer of any such Indebtedness to a Person that is not either Centene or a Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by Centene or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the incurrence of Indebtedness of Centene or any of its Restricted Subsidiaries consisting of guarantees, indemnities, holdbacks or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets, including without limitation, shares of Capital Stock of Restricted Subsidiaries or contingent payment obligations incurred in connection with the acquisition of assets which are contingent on the performance of

(8) the assets acquired, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such assets or shares of Capital Stock of such Restricted Subsidiary for the purpose of financing such acquisition;

(9) the incurrence of Indebtedness of Centene or any of its Restricted Subsidiaries represented by letters of credit for the account of Centene or any of its Restricted Subsidiaries or (b) other obligations to reimburse third parties pursuant to any surety bond, performance bond or other similar arrangements, which letters of credit or other obligations, as the case may be, are intended to provide security for provider claims, workers’ compensation claims, payment obligations in connection with sales tax and insurance or other similar requirements in the ordinary course of business;

(10) the incurrence by Centene or any of its Restricted Subsidiaries of Hedging Obligations; provided that such Hedging Obligations are related to business transactions of Centene or its Restricted Subsidiaries entered into in the ordinary course of business and are entered into for bona fide hedging purposes (and not financing or speculative purposes) of Centene or its Restricted Subsidiaries (as determined in good faith by the Board of Directors or senior management of Centene);

(11) the Guarantee by Centene or any of the Restricted Subsidiaries of Indebtedness of Centene or a Restricted Subsidiary that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is incurred by Centene and is subordinated to the notes, then the Guarantee of such Indebtedness by any of its Restricted Subsidiaries shall be subordinated to the same extent as the Indebtedness guaranteed;

(12) Indebtedness incurred by a Foreign Restricted Subsidiary which, when aggregated with the principal amount of all other Indebtedness incurred pursuant to this clause (11) and then outstanding, does not exceed the greater of (x) $25.0 million or (y) 15% of Centene’s Consolidated Total Foreign Assets; provided that at the time of the incurrence of any such Indebtedness, Centene’s Fixed Charge Coverage Ratio for the most recent four full fiscal quarters for which financial statements are available immediately preceding the incurrence of such Indebtedness taken as one period is at least equal to or greater than 2.0 to 1.0; and

(13) the incurrence by Centene or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (12), not to exceed $30.0 million.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (12) above or is entitled to be incurred pursuant to the first paragraph of this covenant, in each case, as of the date of incurrence thereof, Centene shall, in its sole discretion, classify (or later reclassify in whole or in part, in its sole discretion) such item of Indebtedness in any manner that complies with this covenant and such Indebtedness will be treated as having been incurred pursuant to such clauses or the first paragraph hereof, as the case may be, designated by Centene. Indebtedness under Credit Facilities outstanding on the date on which the notes are first issued and authenticated under the indenture will at all times be deemed to have been incurred on such date in reliance of the exception provided by clause (1) of the definition of Permitted Debt. Accrual of interest or dividends, the accretion of accreted value or liquidation preference and the payment of interest or dividends in the form of additional Indebtedness or Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant.

Centene will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is subordinated to any other Indebtedness of Centene or such Restricted Subsidiary, as the case may be, unless made expressly subordinate to the notes to the same extent and in the same manner as such Indebtedness is subordinated pursuant to subordination provisions that are most favorable to the holders of any other Indebtedness of Centene or such Restricted Subsidiary, as the case may be.

Liens

Centene will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur or assume any consensual Liens of any kind against or upon any of their respective properties or assets, or any proceeds, income or profit therefrom or assign or convey any right to receive income therefrom, except Permitted Liens, to secure any Indebtedness of Centene unless prior to, or contemporaneously therewith, the notes are equally and ratably secured by a Lien on such property, assets, proceeds, income or profit; provided, however, that if such Indebtedness is expressly subordinated to the notes, the Lien securing such Indebtedness will be subordinated and junior to the Lien securing the notes with the same relative priority as such Indebtedness has with respect to the notes.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

Centene will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any of its Restricted Subsidiaries to:

(a) pay dividends or make any other distributions on its Capital Stock to Centene or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Centene or any of its Restricted Subsidiaries;

(b) make loans or advances to Centene or any of its Restricted Subsidiaries; or

(c) transfer any of its properties or assets to Centene or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness and Credit Facilities (including the Credit Agreement) as in effect on the date of the indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

(2) the indenture and the notes;

(3) applicable law or any applicable rule, regulation or order of, or arrangement with, any regulatory body or agency;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by Centene or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5) restrictions on cash or other deposits or net worth imposed by customers or governmental regulatory bodies or required by insurance, surety or bonding companies, in each case pursuant to contracts entered into in the ordinary course of business of Centene and its Restricted Subsidiaries;

(6) customary non-assignment provisions in leases and other contracts entered into in the ordinary course of business and consistent with industry practices;

(7) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (c) of the first paragraph of this covenant;

(8) any agreement for the sale or other disposition of a Restricted Subsidiary or the assets of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition or the sale or other disposition of its assets;

(9) Permitted Refinancing Indebtedness; provided, however, that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(10) Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption “— Liens” that limit the right of the debtor to dispose of the assets subject to such Liens; and

(11) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business.

Merger, Consolidation or Sale of Assets

Centene may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Centene is the surviving corporation) or (2) sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of the properties or assets of Centene in one or more related transactions, to another Person; unless:

(1) either:

(a) Centene is the surviving corporation; or

(b) the Person formed by or surviving any such consolidation or merger (if other than Centene) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than Centene) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of Centene or such Restricted Subsidiary, as the case may be, under the notes and the indenture pursuant to agreements reasonably satisfactory to the trustee;

(3) immediately after such transaction no Default or Event of Default exists; and

(4) except with respect to a consolidation or merger of Centene with or into a Restricted Subsidiary, Centene or the Person formed by or surviving any such consolidation or merger (if other than Centene), or to which such sale, assignment, transfer, conveyance or other

(5) disposition has been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” above.

For purposes of this covenant, the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the properties or assets of one or more Subsidiaries of Centene, which properties or assets, if held by Centene instead of such Subsidiaries, would constitute all or substantially all of the properties or assets of Centene on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties or assets of Centene.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of Centene may designate any of its Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by Centene and its Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments” or Permitted Investments, as determined by Centene. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

Transactions with Affiliates

Centene will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to Centene or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Centene or such Restricted Subsidiary with an unrelated Person; and

(2) Centene delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of the Board of Directors set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to Centene or such Restricted Subsidiary from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing not affiliated with Centene.

(c) The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) transactions solely between or among Centene and/or any of its Restricted Subsidiaries or solely among its Restricted Subsidiaries;

(2) sales of Equity Interests (other than Disqualified Stock) to Affiliates of Centene;

(3) reasonable and customary directors’ fees, indemnification and similar arrangements, consulting fees, employee salaries, bonuses or employment agreements, compensation or employee benefit arrangements and incentive arrangements with any officer, director or employee of Centene or a Restricted Subsidiary entered into in the ordinary course of business;

(4) any payments or other transactions pursuant to the Tax Sharing Agreement;

(6) loans and advances to non-executive officers and employees of Centene or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of Centene or any of its Restricted Subsidiaries; and

(7) any agreement as in effect as of the date of the indenture or any amendment thereto so long as any such amendment is not more disadvantageous to the holders in any material respect than the original agreement as in effect on the date of the indenture.

Limitation on Sale/Leaseback Transactions

Centene will not, and will not permit any of its Restricted Subsidiaries to enter into any Sale/Leaseback Transaction (other than any such transaction entered into in connection with the Centene Plaza Divestiture), unless:

(1) Centene or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Sale/Leaseback Transaction at least equal to the Fair Market Value of the property subject to such transaction;

(2) Centene or such Restricted Subsidiary could have incurred Indebtedness in an amount equal to the Attributable Debt in respect of such Sale/Leaseback Transaction pursuant to the covenant described under “— Incurrence of Indebtedness and Issuance of Preferred Stock;”

(3) Centene or such Restricted Subsidiary would be permitted to create a Lien on the property subject to such Sale/Leaseback Transaction without securing the notes by the covenant described under “— Liens;” and

(4) the Sale/Leaseback Transaction is treated as an Asset Sale and all of the conditions of the indenture described under “— Repurchase at the Option of Holders — Asset Sales” (including the provisions concerning the application of Net Proceeds) are satisfied with respect to such Sale/Leaseback Transaction, treating all of the consideration received in such Sale/Leaseback Transaction as Net Proceeds for purposes of such covenant.

Limitation on Issuances of Guarantees of Indebtedness

Centene will not permit any of its Restricted Subsidiaries, directly or indirectly, to guarantee or pledge any assets to secure the payment of any other Indebtedness of Centene unless such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture providing for the guarantee of the payment of the notes by such Restricted Subsidiary. The Subsidiary Guarantee will be (1) senior to such Restricted Subsidiary’s Guarantee of or pledge to secure such other Indebtedness if such other Indebtedness is subordinated to the notes; or (2) pari passu with such Restricted Subsidiary’s Guarantee of or pledge to secure such other Indebtedness if such other Indebtedness is not subordinated to the notes.

The Subsidiary Guarantee of a Guarantor will be automatically and unconditionally released:

(1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) Centene or a subsidiary of Centene, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(2) in connection with any sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) Centene or a subsidiary of Centene, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(3) if Centene designates any of its Restricted Subsidiaries that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture;

(4) upon legal defeasance, covenant defeasance or satisfaction and discharge of the notes as provided below under the captions “— Legal Defeasance and Covenant Defeasance” and “— Satisfaction and Discharge;” or

(5) if such Guarantor is released from the underlying Guarantee of Indebtedness giving rise to the execution of a Subsidiary Guarantee.

The form of Subsidiary Guarantee and the related form of supplemental indenture will be attached as exhibits to the indenture. Notwithstanding the foregoing, if Centene guarantees Indebtedness incurred by any of the Restricted Subsidiaries, such Guarantee by Centene will not require any of its Restricted Subsidiaries to provide a Subsidiary Guarantee for the notes.

Business Activities

Centene will not, and will not permit any Subsidiary to, engage in any business other than Permitted Businesses.

Payments for Consent

Centene will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the Commission, so long as any notes are outstanding, Centene will furnish to the holders of notes, within the time periods specified in the Commission’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if Centene were required to file such forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by Centene’s certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if Centene were required to file such reports.

If Centene has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of Centene and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of Centene.

In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, whether or not required by the Commission, Centene will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, Centene has agreed that, for so long as any notes remain outstanding, they will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Each report required to be delivered pursuant to the indenture shall be deemed to have been delivered on the date on which Centene posts such document on its website at www.centene.com, or when such document is posted on the Commission’s website at www.sec.gov; provided that the Company shall deliver paper copies of all such documents to the Trustee or any Holder that requests the Company to deliver such paper copies until a request to cease delivering paper copies is given by the Trustee or such Holder.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on, or Additional Interest with respect to, the notes;

(2) default in payment when due of the principal of or premium, if any, on the notes;

(3) failure by Centene or any of its Restricted Subsidiaries to comply with the provisions described under the caption “— Merger, Consolidation or Sale of Assets;”

(4) failure by Centene or any of its Restricted Subsidiaries for 30 days after notice to comply with the provisions described under the captions “— Certain Covenants — Restricted Payments,” “Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” “Repurchase at the Option of Holders — Asset Sales” or “Repurchase at the Option of Holders — Change of Control;”

(5) failure by Centene for 120 days after notice to comply with the provisions described under the caption “Reports;”

(6) failure by Centene or any of its Restricted Subsidiaries for 60 days after notice to comply with any of its other agreements in the indenture or the notes;

(7) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Centene or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Centene or any of its Restricted Subsidiaries whether such Indebtedness or Guarantee now exists, or is created after the date of the indenture, if that default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $15.0 million or more;

(8) failure by Centene or any of its Restricted Subsidiaries to pay final non-appealable judgments entered by a court or courts of competent jurisdiction aggregating in excess of $15.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; and

(9) certain events of bankruptcy or insolvency described in the indenture with respect to Centene or any Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Centene, any Subsidiary that would constitute a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest or Additional Interest.

The holders of at least a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or Additional Interest on, or the principal of, the notes.

Centene is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Centene is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of Centene, as such, will have any liability for any obligations of Centene under the notes, the indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

Centene may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Additional Interest, if any, on such notes when such payments are due from the trust referred to below;

(2) Centene’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and Centene’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the indenture.

In addition, Centene may, at its option and at any time, elect to have its obligations released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “— Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) Centene must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Additional Interest, if any, on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and Centene must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, Centene has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) Centene has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, Centene has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of

(4) such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(5) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing);

(6) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which Centene or any of its Subsidiaries is a party or by which Centene or any of its Subsidiaries is bound;

(7) Centene must deliver to the trustee an officers’ certificate stating that the deposit was not made by Centene with the intent of preferring the holders of notes over the other creditors of Centene with the intent of defeating, hindering, delaying or defrauding creditors of Centene or others; and

(8) Centene must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption or repurchase of the notes relating to the covenant (and applicable definitions) described under the caption “— Repurchase at the Option of Holders — Change of Control” above;

(3) reduce the rate of or change the time for payment of interest on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Additional Interest, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions (including applicable definitions) of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Additional Interest, if any, on the notes;

(7) waive a redemption or repurchase payment with respect to any note (including a payment required by the provisions described under the caption “— Repurchase a the Option of Holders” above);

(8) make any change in the ranking of the notes in a manner adverse to the holders of the notes; or

(9) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, Centene and the trustee may amend or supplement the indenture or the notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of Centene’s obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of Centene’s assets;

(4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5) to provide for or confirm the issuance of additional notes otherwise permitted to be incurred by the indenture; or

(6) to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to Centene, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year, and Centene has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable U.S. Government Securities, or a combination of cash in U.S. dollars and non-callable U.S. Government Securities, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Centene is a party or by which Centene is bound;

(3) Centene has paid or caused to be paid all sums payable by it under the indenture; and

(4) Centene has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, Centene must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of Centene, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, it must (i) eliminate such conflict within 90 days, (ii) apply to the Commission for permission to continue or (iii) resign. The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Book Entry, Delivery, and Form

Except as set forth below, exchange notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. Exchange notes will be issued at the closing of this exchange offer only upon surrender of outstanding notes.

The exchange notes initially will be represented by one or more notes in registered, global form, which we refer to as global notes. On the date of the closing of the exchange offer, the global note will be deposited upon issuance with the Trustee as custodian for The Depositary Trust Company, or DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may be exchanged for notes in certificated form. See “— Exchange of Global Notes for Certificated Notes.”

Ownership of interests in the global note, or book-entry interests, will be limited to persons that have accounts with DTC, or persons that hold interests through such participants. Except under the limited circumstances described below, beneficial owners of book-entry interests will not be entitled to physical delivery of exchange notes in definitive form.

Book-entry interests will be shown on, and transfers thereof will be effected only through, records maintained in book-entry form by DTC or DTC’s nominees and participants. In addition, while the exchange notes are in global form, holders of book-entry interests will not be considered the owners or “holders” of exchange notes for any purpose. So long as the exchange notes are held in global form, DTC or its nominees will be considered the sole holders of the global note for all purposes under the indenture. In addition, participants must rely on the procedures of DTC and indirect participants must rely on the procedures of DTC and the participants through which they own book-entry interests to transfer their interests or to exercise any rights of holders under the indenture. Transfers of beneficial interests in the global note will be subject to the applicable rules and procedures of DTC and its participants or indirect participants, which may change from time to time.

Depositary Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. Centene takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised Centene that DTC is a limited-purpose trust company created to hold securities for its participants and to facilitate the clearance and settlement of transactions in those securities between these participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to indirect participants, which include other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

DTC has also advised Centene that, pursuant to procedures established by it:

(1) upon deposit of the global notes, DTC will credit the accounts of participants designated by the initial purchasers with portions of the principal amount of the global notes; and

(2) ownership of these interests in the global notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interest in the global notes).

Investors in the global notes who are participants in DTC’s system may hold their interests in the global notes directly through DTC. Investors in the global notes who are not participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) that are participants in such system. All interests in a global note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such Persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a Person having beneficial interests in a global note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium and special interest, if any, on a global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, Centene and the trustee will treat the Persons in whose names the notes, including the global notes, are registered as the owners for the purpose of receiving payments and for all other purposes. Consequently, none of Centene, the trustee or any agent of Centene or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global notes; or

(2) any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised Centene that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date in accordance with instructions provided to DTC. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the trustee or Centene. Neither Centene nor the trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the notes, and Centene and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the participants in DTC, on the one hand, and Euroclear and Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of each of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

DTC has advised Centene that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the global notes for legended notes in certificated form, and to distribute such notes to its participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of Centene or the trustee or any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A global note is exchangeable for definitive notes in registered certificated form, which we refer to as “certificated notes,” if:

(1) DTC notifies Centene that it (a) is unwilling or unable to continue as depositary for the global notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, Centene fails to appoint a successor depositary within 120 days after the date of such notice;

(2) Centene, at its option, notifies the trustee in writing that it elects to cause the issuance of the certificated notes; or

(3) there shall have occurred and be continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a global note may be exchanged for certificated notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, certificated notes delivered in exchange for any global note or beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear any applicable restrictive legend unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

Certificated notes may not be exchanged for beneficial interests in any global note unless the transferor first delivers to the trustee a written certificate, in the form provided in the indenture, to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes.

Same Day Settlement and Payment

Centene will make payments in respect of the notes represented by the global notes (including principal, premium, if any, interest and Additional Interest, if any) by wire transfer of immediately available funds to the accounts specified by the global note holder. Centene will make all payments of principal, interest and premium and Additional Interest, if any, with respect to certificated notes by wire transfer of immediately available funds to the accounts specified by the holders of certificated notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the global notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. Centene expects that secondary trading in any certificated notes will also be settled in immediately available funds.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Interest” means the additional interest, if any, to be paid on the notes in the event the Company fails to satisfy certain conditions set forth in the registration rights agreement.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Asset Sale” means the sale, lease, transfer, conveyance or other disposition of any assets or rights, other than sales, leases, transfers, conveyances or other dispositions of inventory in the ordinary course of business consistent with past practices; provided that the sale, conveyance or other disposition of all or substantially all of the assets of Centene and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control” and/or the provisions described above under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets” and not by the provisions described under the caption “— Repurchase at the Option of Holders — Asset Sales.”

Notwithstanding the preceding, the following items will not be deemed to be Asset Sales:

(1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $2.5 million;

(2) a sale, lease, transfer, conveyance or other disposition of assets between or among Centene and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary to Centene or to another Restricted Subsidiary;

(4) a sale, lease, transfer, conveyance or other disposition effected in compliance with the provisions described under the caption “— Merger, Consolidation or Sale of Assets;”

(5) a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments;”

(6) the Centene Plaza Divestiture;

(7) the disposition of certain assets of FirstGuard Health Plan, Inc.;

(8) the disposition of the outstanding common stock of FirstGuard, Inc.;

(9) the disposition of Equity Interests in Permitted Joint Ventures; provided that Centene maintains ownership of at least 35% of the outstanding Equity Interests in the applicable Permitted Joint Venture and control (as such term is defined in Section 405 under the Securities Act of 1933, as amended) over the operations of the applicable Permitted Joint Venture; and

(10) a transfer or property or assets that are obsolete, damaged or worn out equipment and that are no longer useful in the conduct of Centene or its Subsidiaries’ business and that is disposed of in the ordinary course of business.

“Attributable Debt” in respect of a Sale/Leaseback Transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with

(4) any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(5) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(6) commercial paper rated at least A-l by Standard & Poor’s Rating Services or at least P-l by Moody’s Investors Service, Inc., and in each case maturing within six months after the date of acquisition; and

(7) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Centene Plaza Divestiture” means the sale, transfer or contribution by Centene or one of its Restricted Subsidiaries of its right, title and interest in and to the real property and improvements known as Centene Plaza on fair and reasonable terms and on an arm’s length basis to a joint venture created to hold such real property (of which at least 50% of the Capital Stock of which are owned directly or indirectly by Centene and the remaining Capital Stock of which is owned directly or indirectly by Centene’s development partners with respect to the Centene Plaza Project).

“Centene Plaza Project” means the development and construction of the office building complex project in Clayton, Missouri known as Centene Plaza.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Centene and its Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act);

(2) the adoption of a plan relating to the liquidation or dissolution of Centene;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above) becomes the Beneficial Owner, directly or indirectly, of more than 20% of the Voting Stock of Centene, measured by voting power rather than number of shares;

(4) the first day on which a majority of the members of the Board of Directors of Centene are not Continuing Directors; or

(5) Centene consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, Centene, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Centene or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of Centene outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance).

“Commission” means the Securities and Exchange Commission.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(1) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(2) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for expenses to be paid in cash in any future period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(3) any impairment charge or asset write-off pursuant to Financial Accounting Statement No. 144 and No. 142 or any successor pronouncement; minus

(4) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation, amortization, impairment and other non-cash charges of, a Restricted Subsidiary of Centene shall be added to Consolidated Net Income to compute Consolidated Cash Flow of Centene only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to Centene by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

“Consolidated Net Income” means, with respect to any Person for any period, the consolidated Net Income of such Person and its Restricted Subsidiaries determined in accordance with GAAP; provided, however, that there will not be included in such Consolidated Net Income:

(1) any Net Income (loss) of any Person if such Person is not a Restricted Subsidiary except that:

(a) subject to the limitations contained in clauses (3) and (4) below, Centene’s equity in the Net Income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to Centene or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (2) below); and

(b) Centene’s equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period will be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from Centene or a Restricted Subsidiary;

(c) any Net Income (but not loss) of any Restricted Subsidiary of Centene if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to Centene, except that:

(a) subject to the limitations contained in clauses (3) and (4) below, Centene’s equity in the Net Income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to Centene or another Restricted Subsidiary as a dividend (subject, in the case of a dividend to another Restricted Subsidiary, to the limitations contained in this clause); and

(b) Centene’s equity in a net loss of any such Restricted Subsidiary for such period will be included in determining such Consolidated Net Income;

(2) Net Income or loss of any Person for any period prior to the acquisition of such Person by Centene or a Restricted Subsidiary, or the Net Income or loss of any Person who succeeds to the obligations of Centene under the indenture for any period prior to such succession; and

(3) the cumulative effect of a change in accounting principles.

“Consolidated Total Assets” means, as of the date of any determination thereof, total assets of the Company and its Subsidiaries calculated in accordance with GAAP on a consolidated basis as of such date.

“Consolidated Total Foreign Assets” means, as of the date of any determination thereof, total assets of Centene’s Foreign Restricted Subsidiaries calculated in accordance with GAAP on a consolidated basis as of such date.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Centene who:

(1) was a member of such Board of Directors on the date of the indenture; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

“Credit Agreement” means the Credit Agreement, dated as of September 14, 2004, among Centene Corporation, as the Company, the various financial institutions named therein, as lenders, and LaSalle Bank National Association, as Administrative Agent and Arranger, as amended by that certain Amendment No. 1 thereto dated as of July 18, 2005, as amended by that certain Amendment No. 2 thereto dated as of September 9, 2005, as amended by that certain Amendment No. 3 thereto dated as of November 7, 2005, as amended by that certain Amendment No. 4 thereto dated as of April 7, 2006 and as amended by that certain Amendment No. 5 thereto dated as of September 22, 2006, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced or refinanced (in whole or in part) from time to time, whether or not with the same lenders or agent.

“Credit Facilities” means, one or more debt facilities or agreements (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders or investors providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced (including any agreement to extend the maturity thereof and adding additional borrowers or guarantors) in whole or in part from time to time under the same or any other agent, lender or group of lenders and including increasing the amount of available borrowings thereunder; provided that such increase is permitted by the “— Incurrence of Indebtedness and Issuance of Preferred Stock” covenant above.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Centene to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Centene may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments.”

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any private or public sale of common stock of Centene.

“Existing Indebtedness” means Indebtedness existing on the date of the indenture (other than Indebtedness under the indenture governing the notes and the Credit Agreement).

“Fair Market Value” means, with respect to any Asset Sale or Restricted Payment or other item, the price that would be negotiated in an arms’-length transaction for cash between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction, as such price is determined in good faith by an officer of Centene if such value is $2.5 million or greater; provided, however, if the value of such Asset Sale or Restricted Payment or other item is $5.0 million or greater, such determination shall be made in good faith by the Board of Directors of Centene; and provided further if the value of such Asset Sale or Restricted Payment or other item is $15.0 million or greater, such determination shall be made by an accounting, appraisal or investment banking firm of national standing that is not an Affiliate of Centene.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four- quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (calculated in accordance with Regulation S-X) as if they had occurred on the first day of the four-quarter reference period;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded; and

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations; plus

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Centene (other than Disqualified Stock) or to Centene or a Restricted Subsidiary of Centene, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

“Foreign Restricted Subsidiary” means any Restricted Subsidiary that is not formed under the laws of the United States of America or any State thereof.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Guarantor” means any Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the indenture and its respective successors and assigns.

“Hedging Obligations” means, with respect to Centene or any of its Restricted Subsidiaries, the obligations of such Person under interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and other agreements or arrangements designed to protect such Person against fluctuations in interest rates with respect to any floating rate Indebtedness that is permitted to be incurred under the indenture.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or Trade Payable;

(6) representing any Hedging Obligations; or

(7) Disqualified Stock of such Person or a Restricted Subsidiary in an amount equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof, if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any indebtedness of any other Person. For the avoidance of doubt, to the extent any Indebtedness incurred in connection with the Centene Plaza Project appears as a liability on the balance sheet of Centene or one of its Restricted Subsidiaries and is non-recourse to Centene and its Restricted Subsidiaries, such Indebtedness will not constitute “Indebtedness” for all purposes under the indenture.

The amount of any Indebtedness outstanding as of any date will be:

(a) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

(b) the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

“Initial Purchasers” means Banc of America Securities LLC, Wachovia Capital Markets, LLC, Merrill, Lynch, Pierce, Fenner & Smith Incorporated, ABN AMRO Incorporated, Allen & Company LLC and Goldman, Sachs & Co.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s Investors Service, Inc. and BBB- (or the equivalent) by Standard & Poor’s Ratings Group, Inc., in each case, with a stable or better outlook.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances, fees and compensation paid to officers, directors and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Centene or any Subsidiary of Centene sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of Centene such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of Centene, Centene will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The acquisition by Centene or any Subsidiary of Centene of a Person that holds an Investment in a third Person will be deemed to be an Investment by Centene or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.”

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

“Net Proceeds” means the aggregate cash or Cash Equivalents received by Centene or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale, and any reserve established in accordance with GAAP against liabilities associated with such Asset Sale or any amount placed in escrow for adjustment in respect of the purchase price of such Asset

Sale, until such time as such reserve is reversed or such escrow arrangement is terminated, in which case Net Proceeds shall be increased by the amount of the reserve so reversed or the amount returned to Centene or its Restricted Subsidiaries from such escrow agreement, as the case may be.

“Non-recourse Debt” means Indebtedness:

as to which neither Centene nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(1) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time of both any holder of any other Indebtedness (other than the notes) of Centene or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(2) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Centene or any of its Restricted Subsidiaries.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Permitted Business” means the lines of business conducted by Centene and its Restricted Subsidiaries on the date hereof and any other healthcare business related, ancillary or complementary (including any reasonable extension, development or expansion) to any such business.

“Permitted Investments” means:

(1) any Investment in Centene or a Restricted Subsidiary;

(2) any Investment in Cash Equivalents;

(3) any Investment by Centene or any of its Restricted Subsidiaries in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Centene or a Subsidiary;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales;”

(5) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Centene;

(6) any Investments received in compromise of obligations of trade creditors, healthcare providers or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor, healthcare provider or customer;

(7) Hedging Obligations;

(8) Investments the payment for which is Capital Stock (other than Disqualified Stock) of Centene;

(9) Investments in prepaid expenses, negotiable instruments held for collection, utility and workers compensation, performance and similar deposits made in the ordinary course of business;

(10) loans and advances to non-executive officers and employees of Centene or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past

(11) practices of Centene or any of its Restricted Subsidiaries in an aggregate amount for all such loans and advances not to exceed $3.0 million at any time outstanding;

(12) Investments existing on the date of the indenture;

(13) Permitted Market Investments;

(14) Investments in the equity interests of the joint venture created in connection with the Centene Plaza Divestiture;

(15) Investments in Permitted Joint Ventures in an amount not to exceed at any one time outstanding 5% of Centene’s Consolidated Total Assets; and

(16) other Investments in any Person having an aggregate fair market value (measured on the date each such investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (15) that are at the time outstanding, not to exceed the greater of (x) $35.0 million or (y) 4% of Centene’s Consolidated Total Assets.

“Permitted Joint Venture” means any joint venture that Centene or any of its Restricted Subsidiaries is a party to that is engaged in a Permitted Business.

“Permitted Liens” means:

(1) Liens in favor of Centene or its Restricted Subsidiaries;

(2) Liens on any property or assets of a Person existing at the time such Person is merged with or into or consolidated with Centene or any Restricted Subsidiary of Centene; provided that such Liens were in existence prior to such merger or consolidation and not incurred in contemplation thereof and do not extend to any property or assets other than those of the Person merged into and consolidated with Centene or the Restricted Subsidiary;

(3) Liens for taxes or other governmental charges not at the time delinquent or thereafter payable without penalty or being contested in good faith by appropriate proceedings and, in each case, for which it maintains adequate reserves;

(4) Liens on any property or assets existing at the time of the acquisition thereof by Centene or any Restricted Subsidiary of Centene; provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any property or assets of Centene or the Restricted Subsidiary;

(5) Liens to secure the performance of statutory obligations, surety or appeal bonds, government contracts, performance bonds or other obligations of a like nature incurred in the ordinary course of business (such as (i) Liens of landlords, carriers, warehousemen, mechanics and materialmen and other similar Liens imposed by law and (ii) Liens in the form of deposits or pledges incurred in connection with worker’s compensation, unemployment compensation and other types of social security (excluding Liens arising under Employee Retirement Income Security Act of 1974));

(6) Liens existing on the date of the indenture;

(7) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by Centene and its Restricted Subsidiaries in the ordinary course of business;

(8) Liens securing Permitted Refinancing Indebtedness incurred to refinance Indebtedness that was previously so secured as permitted by the indenture; provided that any such Lien

(9) is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder;

(10) Liens securing Hedging Obligations of Centene or any of its Restricted Subsidiaries, which transactions or obligations are incurred in the ordinary course of business for bona fide hedging purposes

(and not financing or speculative purposes) of Centene or its Restricted Subsidiaries (as determined in good faith by the Board of Directors or senior management of Centene);

(11) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) under the second paragraph under “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock;” provided that any such Lien (i) covers only the assets acquired, constructed or improved with such Indebtedness and (ii) is created within 180 days of such acquisition, construction or improvement;

(12) Liens to secure Indebtedness of Foreign Restricted Subsidiaries permitted by clause (11) under the second paragraph under “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock;” provided that any such Lien covers only the assets of such Foreign Restricted Subsidiaries;

(13) other Liens incurred in the ordinary course of business of Centene and its Restricted Subsidiaries with respect to Indebtedness in an aggregate principal amount, together with all Indebtedness incurred to refund, refinance or replace such Indebtedness (or refinancings, refundings or replacements thereof), that does not exceed 15% of Centene’s Consolidated Total Assets at any one time outstanding; and

(14) Liens required by any regulation, or order of or arrangement or agreement with any regulatory body or agency, so long as such Liens do not secure Indebtedness.

“Permitted Market Investments” means any security that (i) (a) is of a type traded or quoted on any exchange or recognized financial market, (b) can be readily liquidated or disposed of on such exchanges or markets and (c) other than in the case of an equity security, has no lower than an “investment grade” rating from any nationally recognized rating agency or (ii) satisfies Centene’s investment guidelines as approved by the Board of Directors; provided that the aggregate amount of Permitted Market Investments consisting of common stock shall not exceed 10% at any time.

“Permitted Refinancing Indebtedness” means any Indebtedness of Centene or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Centene or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided, however, that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date the same as or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if Subordinated Obligations are being extended, refinanced, renewed, replaced, defeased or refunded, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Subordinated Obligations being extended, refinanced, renewed, replaced, defeased or refunded; and

(4) such Indebtedness is incurred either by Centene or by the Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Ratings Agency” means Standard & Poor’s Ratings Group, Inc. and Moody’s Investors Service, Inc. or if Standard & Poor’s Ratings Group, Inc. or Moody’s Investors Service, Inc. or both shall not make a rating on the notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by Centene (as certified by a resolution of the Board of Directors) which shall be substituted for Standard and Poor’s Ratings Group, Inc. or Moody’s Investors Service, Inc. or both, as the case may be.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired whereby Centene or a Restricted Subsidiary thereof transfers such property to a Person and Centene or a Restricted Subsidiary leases it from such Person.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the date of the indenture.

“Senior Debt” means:

(1) all Indebtedness of Centene outstanding under Credit Facilities and all Hedging Obligations with respect thereto;

(2) any other Indebtedness of Centene permitted to be incurred under the terms of the indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes; and all Obligations with respect to the items listed in the preceding clauses (1) and (2). Notwithstanding anything to the contrary in the preceding, Senior Debt will not include:

(a) any liability for federal, state, local or other taxes owed or owing by Centene;

(b) any Indebtedness of Centene to any of its Subsidiaries or other Affiliates;

(c) any Trade Payables; or

(d) the portion of any Indebtedness that is incurred in violation of the indenture.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Obligations” means any Indebtedness of Centene (whether outstanding on the date hereof or thereafter incurred) that is subordinate or junior in right of payment to the notes pursuant to a written agreement to that effect.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Subsidiary Guarantee” means a Guarantee by each Guarantor of Centene’s obligations under the indenture and on the notes, executed pursuant to the provisions of the indenture.

“Tax Sharing Agreement” means the tax sharing agreement, dated December 31, 2002, by and among Centene Corporation and each of its Subsidiaries party thereto.

“Total Debt” means all Indebtedness of Centene and its Subsidiaries, determined on a consolidated basis.

“Total Debt to Consolidated Cash Flow Ratio” means as of the date of determination the ratio of Total Debt as of such date to Consolidated Cash Flow for the twelve- months ending on such day.

“Trade Payables” means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors, physicians, hospitals, health maintenance organizations or other healthcare providers created, assumed or guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods and services.

“Treasury Rate” means, at the time of computation, the yield to maturity of United States Treasury Securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H. 5(519) which has become publicly available at least two business days prior to the redemption date or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the period from the redemption date to April 1, 2011; provided, however, that if the period from the redemption date to April 1, 2011 is not equal to the constant maturity of a United States Treasury Security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury Securities for which such yields are given, except that if the period from the redemption date to April 1, 2011 is less than one year, the weekly average yield on actually traded United States Treasury Securities adjusted to a constant maturity of one year shall be used.

“Unrestricted Subsidiary” means any Subsidiary of Centene (or any successor to any of them) that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) is not party to any agreement, contract, arrangement or understanding with Centene or any Restricted Subsidiary of Centene unless the terms of any such agreement, contract,

(3) arrangement or understanding are no less favorable to Centene or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Centene;

(4) is a Person with respect to which neither Centene nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results;

(5) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Centene or any of its Restricted Subsidiaries; and

(6) has at least one director on its Board of Directors that is not a director or executive officer of Centene or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of Centene or any of its Restricted Subsidiaries.

Any designation of a Subsidiary of Centene as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Centene as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” Centene will be in default of such covenant. The Board of Directors of Centene may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Centene of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES

The following is a general discussion of material U.S. federal income and, in the case of non-U.S. holders (as defined below), estate tax consequences to a holder relevant to the exchange of original notes for exchange notes in the exchange offer and the ownership and disposition of the exchange notes as of the date hereof. This discussion is limited to holders of exchange notes as capital assets (generally assets held for investment purposes) and to holders who acquired original notes in their original issuance for cash at the initial offering price.

This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such holder ’s particular circumstances. This discussion also does not address the U.S. federal income tax consequences to holders subject to special treatment under U.S. federal income tax laws, such as tax -exempt organizations, holders subject to the U.S. federal alternative minimum tax, dealers or traders in securities or currencies, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, controlled foreign corporations, passive foreign investment companies, partnerships, S corporations or other pass-through entities, persons whose functional currency is not the U.S. dollar and persons that hold the exchange notes in connection with a straddle, hedging, conversion or other risk-reduction transaction. This discussion does not address the tax consequences arising under any state, local or foreign law.

The U.S. federal income tax consequences set forth below are based upon the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, court decisions, and rulings and pronouncements of the Internal Revenue Service, or the IRS, all as in effect on the date hereof and all of which are subject to change, possibly on a retroactive basis. We have not sought any ruling from the IRS with respect to statements made and conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.

As used herein, the term “U.S. holder” means a beneficial owner of an exchange note that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any state therein or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

As used herein, the term “non-U.S. holder” means a beneficial owner of an exchange note (other than a partnership) that is not a U.S. holder.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of an exchange note, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Accordingly, partnerships that hold our exchange notes and partners in such partnerships should consult their tax advisors.

You should consult your own tax advisors regarding application of U.S. federal tax laws, as well as the tax laws of any state local or foreign jurisdiction, to the exchange offer (and to owning and disposing of the exchange notes) in light of your particular circumstances.

The Exchange Offer

The exchange of your original notes for exchange notes pursuant to the exchange offer should not be treated as a taxable exchange for U.S. federal income tax purposes. As a result, (1) you should not recognize gain or loss from exchanging your original notes; (2) your holding period for the exchange notes should include your holding period for the original notes; and (3) your adjusted tax basis in the exchange notes should be the same as your adjusted tax basis in the original notes immediately before the exchange.

U.S. Holders

Payments of Interest

You will be required to recognize as ordinary income any interest received or accrued on the exchange notes, in accordance with your regular method of tax accounting.

In certain circumstances, we may be obligated to pay amounts in excess of stated interest or principal on the exchange notes. For example, a premium may be payable on change of control redemptions. See “Description of the Exchange Notes — Repurchase at Option of Holders.” According to Treasury regulations, the possibility that any such payments in excess of stated interest or principal will be made will not affect the amount of interest income you recognized if there is only a remote chance as of the date the notes were issued that such payments will be made. We believe the likelihood that we will be obligated to make any such payments is remote. Therefore, we do not intend to treat the potential payment of a premium pursuant to the change of control provisions as part of the yield to maturity of any notes. Our determination that these contingencies are remote is binding on you unless you disclose your contrary position in the manner required by applicable Treasury regulations. Our determination is not binding on the IRS, and if the IRS successfully challenged this determination, you could be required to treat any gain recognized on the sale or disposition of an exchange note as ordinary income and the timing and amount of income inclusions could be different from the consequences discussed herein.

We have the option to repurchase the exchange notes under certain circumstances at a premium to the issue price. See “Description of the Exchange Notes — Optional Redemption.” Under special rules governing this type of unconditional option, because the exercise of the option would increase the yield on the exchange notes, we will be deemed not to exercise the option, and the possibility of this redemption premium will not affect the amount of income recognized by you in advance of receipt of any such redemption premium.

Sale, Redemption, Exchange or Other Taxable Disposition of Notes

Generally, you will recognize capital gain or loss on the sale, redemption, exchange or other taxable disposition of an exchange note. Your gain or loss will equal the difference between the proceeds you receive (other than proceeds attributable to accrued interest) and your adjusted tax basis in the exchange note. The proceeds you receive will include the amount of any cash and the fair market value of any other property received for the exchange note. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing your capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that you have not previously included the accrued interest in income. In general, your tax basis in a note is its cost decreased by any principal payments you received with respect to such note. The gain or loss you recognized on a disposition of an exchange note will be long-term capital gain or loss if you have held the note for more than one year. Under current U.S. federal income tax law, net long-term capital gains of non-corporate U.S. holders (including individuals) are eligible for taxation at preferential rates. The deductibility of capital losses is subject to limitation.

Information Reporting and Backup Withholding

Generally, you will be subject to information reporting on payments of interest on the exchange notes and the proceeds from a sale or other disposition of the exchange notes. Unless you are an exempt recipient such as a corporation, a backup withholding tax (currently at a rate of 28%) may apply to such payments if you: (i) fail to furnish a taxpayer identification number, or TIN, within a reasonable time after a request therefore; (ii) furnish an incorrect TIN; (iii) are notified by the IRS that you have failed to report interest or dividends properly; or (iv) failed, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is correct and that you are not subject to backup withholding.

Backup withholding is not an additional tax. Any amount withheld from a payment under these rules will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished timely to the IRS.

Non-U.S. Holders

Payments of Interest

Interest paid on a note will qualify for the “portfolio interest exemption” and will not be subject to U.S. federal income tax or withholding tax, provided that such interest income is not effectively connected with your conduct of a U.S. trade or business and provided that you:

•	do not actually or by attribution own 10% or more of the combined voting power of all classes of our stock entitled to vote;

•	are not a controlled foreign corporation for U.S. federal income tax purposes that is related to us actually or by attribution through stock ownership;

•	are not a bank that acquired the exchange notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and

•	either (a) provide a Form W-8BEN (or a suitable substitute form) signed under penalties of perjury that includes your name and address, and certifies to your non-United States status in compliance with applicable law and regulations, or (b) a securities clearing organization, bank or other financial institution that holds customers ’ securities in the ordinary course of its trade or business provides a statement to us or our agent under penalties of perjury in which it certifies that it has received such a Form W-8 (or a suitable substitute form) from you or qualifying intermediary and furnishes us or our agent with a copy. The Treasury regulations provide special certification rules for notes held by a foreign partnership and other intermediaries.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax unless you provide us with a properly executed IRS Form W-8BEN claiming an exemption from (or a reduction of) withholding under the benefit of a treaty.

If you are engaged in a trade or business in the United States and interest on an exchange note is effectively connected with the conduct of that trade or business, you generally will not be subject to withholding if you comply with applicable IRS certification requirements by delivering a properly executed IRS Form W -8ECI, and you generally will be subject to U.S. federal income tax on a net income basis at regular graduated rates in the same manner as if you were a U.S. holder described above. If you are eligible for the benefits of an income tax treaty between the United States and your country of residence, any interest income that is effectively connected with a U.S. trade or business will be subject to U.S. federal income tax in the manner specified by the treaty and generally will only be subject to tax if such income is attributable to a permanent establishment (or fixed base in the case of an individual) maintained by you in the United States and you claim the benefit of the treaty by properly submitting an IRS Form W -8BEN. If you are a corporation, effectively connected income also may be subject to the branch profits tax, which generally is imposed on a foreign corporation on the deemed repatriation from the United States of effectively connected earnings and profits at a rate equal to 30% (or such lower rate as may be prescribed by an applicable tax treaty).

Sale, Redemption, Exchange or Other Taxable Disposition of Notes

You generally will not be subject to the 30% U.S. federal withholding tax on any gain you realize on the sale, redemption, exchange or other disposition of an exchange note.

Any gain you realize on the disposition of an exchange note generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment; or

•	you are present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to you the amount of interest paid to you and the amount of tax, if any, withheld with respect to those payments. These information reporting requirements apply even if withholding is not required. Pursuant to tax treaties or other agreements, the IRS may make such information available to tax authorities in your country of residence. The payment of proceeds from the sale or other disposition of the exchange notes by a broker is generally not subject to information reporting if:

•	the beneficial owner of the notes certifies the owner’s non-U.S. status under penalties of perjury by providing a properly executed IRS Form W -8BEN or otherwise establishes an exemption; or

•	the sale or other disposition of the notes is effected outside the United States by a foreign office, unless the broker is:

•	a U.S. person;

•	a foreign person that derives 50% or more of its gross income for certain periods from activities that are effectively connected with the conduct of a trade or business in the United States;

•	a controlled foreign corporation for U.S. federal income tax purposes; or

•	a foreign partnership more than 50% of the capital or profits of which is owned by one or more U.S. persons or which engages in a U.S. trade or business.

Backup withholding (currently at a rate of 28%) is required only on payments that are subject to the information reporting requirements, discussed above, and only if other requirements are satisfied. Even if the payment of proceeds from the sale or other disposition of notes is subject to the information reporting requirements, the payment of proceeds from a sale or other disposition outside the United States will not be subject to backup withholding unless the payor has actual knowledge that the payee is a U.S. person. Backup withholding does not apply when any other provision of the Code requires withholding. For example, if interest is subject to the withholding tax described above under “Payments of Interest,” backup withholding will not also be imposed. Thus, backup withholding may be required on payments subject to information reporting, but not otherwise subject to withholding.

Backup withholding is not an additional tax. Any amount withheld from a payment under these rules will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished timely to the IRS.

U.S. Estate Tax

Exchange notes held, or treated as held, by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, at the time of death will not be included in the decedent’s gross estate for U.S. federal estate tax purposes, provided that, at the time of death, (1) the non-U.S. holder does not own, actually or by attribution, 10% or more of the total combined voting power of all classes of our stock entitled to vote, and (2) payments with respect to such notes would not have been effectively connected with the conduct of a trade or business within the United States by such holder. In addition, the U.S. estate tax may not apply with respect to such note under the terms of an applicable estate tax treaty.

THE U.S. FEDERAL INCOME AND ESTATE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON YOUR PARTICULAR SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF YOUR OWNERSHIP AND DISPOSITION OF THE EXCHANGE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

PLAN OF DISTRIBUTION

The distribution of this prospectus and the offer and sale of the exchange notes may be restricted by law in certain jurisdictions. Persons who come into possession of this prospectus or any of the exchange notes must inform themselves about and observe any such restrictions. You must comply with all applicable laws and regulations in force in any jurisdiction in which you purchase, offer or sell the exchange notes or possess or distribute this prospectus and, in connection with any purchase, offer or sale by you of the exchange notes, must obtain any consent, approval or permission required under the laws and regulations in force in any jurisdiction to which you are subject or in which you make such purchase, offer or sale.

In reliance on interpretations of the staff of the SEC set forth in no-action letters issued to third parties in similar transactions, we believe that the exchange notes issued in the exchange offer in exchange for the outstanding notes may be offered for resale, resold and otherwise transferred by holders without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the exchange notes are acquired in the ordinary course of such holders’ business and the holders are not engaged in and do not intend to engage in and have no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of exchange notes. This position does not apply to any holder that is:

•	an “affiliate” of Centene within the meaning of Rule 405 under the Securities Act; or

•	a broker-dealer.

All broker-dealers receiving exchange notes in the exchange offer are subject to a prospectus delivery requirement with respect to resales of the exchange notes. Each broker-dealer receiving exchange notes for its own account in the exchange offer must represent that the outstanding notes to be exchanged for the exchange notes were acquired by it as a result of market-making activities or other trading activities and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any offer to resell, resale or other retransfer of the exchange notes pursuant to the exchange offer. However, by so acknowledging and by delivering a prospectus, the participating broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. We have agreed that, for a period ending upon the earlier of (i) 180 days after the date of this prospectus or (ii) the date broker-dealers are no longer required to deliver a prospectus in connection with resales, subject to extension under limited circumstances, we will use all commercially reasonable efforts to keep the exchange offer registration statement effective and make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with such resales. To date, the SEC has taken the position that broker-dealers may use a prospectus such as this one to fulfill their prospectus delivery requirements with respect to resales of exchange notes received in an exchange such as the exchange pursuant to the exchange offer, if the outstanding notes for which the exchange notes were received in the exchange were acquired for their own accounts as a result of market-making or other trading activities.

We will not receive any proceeds from any sale of the exchange notes by broker-dealers. Broker-dealers acquiring exchange notes for their own accounts may sell the notes in one or more transactions in the over-the-counter market, in negotiated transactions, through writing options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of such exchange notes.

Any broker-dealer that held outstanding notes acquired for its own account as a result of market-making activities or other trading activities, that received exchange notes in the exchange offer, and that participates in a distribution of exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. Any profit on these resales of exchange notes and any commissions or concessions received by a broker-dealer in connection with these resales may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incidental to our participation in the exchange offer, including the reasonable fees and expenses of one counsel for the holders of outstanding notes and the initial purchasers, other than commissions or concessions of any broker-dealers and will indemnify holders of the outstanding notes, including any broker-dealers, against specified types of liabilities, including liabilities under the Securities Act. We note, however, that in the opinion of the SEC, indemnification against liabilities under federal securities laws is against public policy and may be unenforceable.

LEGAL MATTERS

Bryan Cave LLP will pass upon the validity of the exchange notes offered hereby.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of Centene Corporation and subsidiaries as of December 31, 2006 and 2005, and for the years then ended and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 incorporated by reference herein, have been audited by KPMG LLP, independent registered public accounting firm, as stated in their reports incorporated by reference herein. The audit report on the December 31, 2006, consolidated financial statements refers to the adoption by the Company of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payments.”

The consolidated financial statements of Centene Corporation and subsidiaries for year ended December 31, 2004 incorporated by reference herein, have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as stated in their report incorporated by reference herein.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Our Commission filings are also available over the Internet at the Commission’s web site at http://www.sec.gov. You may also read and copy any document we file at the Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 to obtain information on the operation of the public reference room. Our common stock is listed and traded on the New York Stock Exchange, or the NYSE. You may also inspect the information we file with the Commission at the NYSE’s offices at 20 Broad Street, New York, New York 10005. Our internet address is http://www.centene.com. However, unless otherwise specifically set forth herein, the information on our internet site is not a part of this prospectus.

The Commission allows us to “incorporate by reference” the information that we file with the Commission. This means that we can disclose important business and financial information to you by referring you to information and documents that we have filed with the Commission. Any information that we refer to in this manner is considered part of this prospectus supplement and the accompanying prospectus.

The following documents which we have filed with the SEC under the Exchange Act are incorporated by reference in this prospectus to the extent they have been filed with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2006;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007;

•	our Definitive Proxy Statement on Schedule 14A filed with the SEC on March 12, 2007; and

•	our Current Reports on Form 8-K filed with the SEC on January 8, 2007, March 8, 2007 (other than the information disclosed under Item 7.01), March 16, 2007, March 23, 2007, April 12, 2007, and April 26, 2007.

Any information that we file with the Commission after the date of this prospectus will automatically update and supersede the corresponding information contained in this prospectus or in documents filed earlier with the Commission.

We are also incorporating by reference any future filings that we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering. In no event, however, will any of the information that we disclose under Items 2.02 and 7.01 of any Current Report on Form 8-K or otherwise that we may from time to time furnish with the Commission be incorporated by reference into, or otherwise included in, this prospectus. Each document referred to above is available over the Internet on the Commission’s website at http://www.sec.gov and on our website at http://www.centene.com. You may also request a free copy of any documents referred to above, including exhibits specifically incorporated by reference in those documents, by contacting us at the following address and telephone number:

Centene Corporation
7711 Carondelet Avenue
St. Louis, Missouri 63105
(314) 725-4477
Attention: J. Per Brodin